2024

Annual Report


Rayonier
More than trees™

FINANCIAL HIGHLIGHTS:

(Dollars in millions)	2024	2023	2022
Sales & Earnings			
Sales	**$1,263.0**	$1,056.9	$ 909.1
Pro Forma Revenue (Sales)[a]	**768.0**	814.7	878.6
Operating Income	**402.5**	211.3	165.8
Pro Forma Operating Income[a]	**114.1**	108.5	138.5
Net Income attributable to Rayonier, L.P.	**364.0**	176.4	109.5
Net Income attributable to Rayonier Inc.	**359.1**	173.5	107.1
Pro Forma Net Income[a]	**69.9**	53.5	91.5
Adjusted EBITDA By Segment [b]			
Southern Timber	**$ 151.3**	$ 156.2	$ 156.9
Pacific Northwest Timber	**25.4**	27.9	63.9
New Zealand Timber	**53.8**	50.0	54.5
Real Estate	**106.8**	99.3	72.7
Trading	**(0.1)**	0.5	0.4
(–) Corporate/Other	**(38.4)**	(37.4)	(34.2)
Total Adjusted EBITDA	**$ 298.8**	$ 296.5	$ 314.2
Cash Flow			
Cash provided by Operating Activities	**$ 261.6**	$ 298.4	$ 269.2
Cash Available for Distribution[b]	**183.7**	163.9	191.5
Debt & Debt Ratios			
Debt[c]	**$ 1,114.8**	$1,372.7	$1,523.1
Cash and cash equivalents	**323.2**	207.7	114.3
Net Debt	**791.6**	1,165.0	1,408.8
Net Debt to Enterprise Value[d]	**17%**	19%	22%

[a] These non-GAAP measures are defined and reconciled on page 13.

[b] Adjusted EBITDA and Cash Available for Distribution (CAD) are non-GAAP measures defined and reconciled on pages 52–55 within this Annual Report on Form 10-K.

[c] Total debt as of December 31, 2024, 2023, and 2022 reflects the principal on long-term debt, net of fair market value adjustments and gross of deferred financing costs and unamortized discounts of $5.6, $6.9, and $8.4 million, respectively.

[d] Enterprise value based on equity market capitalization (including Rayonier, L.P. units) plus net debt based on Rayonier Inc.'s share price at year-end.



Adjusted EBITDA[b]
(Dollars in millions)

Total Harvest
(Tons in millions)

CAD[b]
(Dollars in millions)



DEAR FELLOW SHAREHOLDERS:

During our Investor Day in February 2024, we communicated a new vision for Rayonier: To realize the full potential of our land resources in meeting the needs of society. In recent years, we've seen the value creation possibilities within our portfolio expand well beyond our traditional forestry operations.

Specifically, we've seen significantly increased interest in our lands for various land-based solutions—including solar, carbon capture and storage (CCS), and carbon projects—as well as higher-and-better-use (HBU) real estate opportunities. As these trends reshape our industry, they're also reshaping how we think about our portfolio. Increasingly, we've come to see ourselves as not just a *timber* company, but as a *land resources* company—focused on enhancing the value of our land portfolio in a multitude of different ways in addition to our core forestry operations.

Since stepping into the CEO role in April 2024, I've been encouraged by how our organization has embraced this new vision and has worked to capitalize on these burgeoning opportunities across our land base. We believe there is significant value creation potential—both for our

shareholders and other stakeholders—in optimizing land use across our portfolio, and our organization is energized to realize this potential.

I've also been pleased with the exceptional job our team has done in "controlling the controllables" to improve our financial performance, execute on key strategic priorities, and realign resources to capitalize on new growth opportunities. Over the past year, our team has navigated challenging timber markets to deliver strong 2024 financial results, executed on an ambitious asset disposition and capital structure realignment plan to enhance shareholder value, and committed significant time and energy toward advancing our land-based solutions and real estate development platforms. While the current economic backdrop remains challenging and uncertain, our team remains intently focused on creating long-term value for our shareholders throughout the economic cycle.

Rayonier 2024 Annual Report



2024 IN REVIEW—NAVIGATING HEADWINDS WHILE BUILDING A FOUNDATION FOR FUTURE GROWTH

Full-year 2024 net income attributable to Rayonier was $359 million, or $2.39 per share, which included the impact from Large Dispositions, net recoveries associated with legal settlements, a gain from the termination of a cash flow hedge, a pension settlement charge, costs related to disposition initiatives, and organizational restructuring charges. Excluding these items and adjusting for pro forma net income adjustments attributable to non-controlling interests in the operating partnership, full-year pro forma net income was $70 million, or $0.47 per share, which compares to pro forma net income of $54 million, or $0.36 per share, in 2023.

We were pleased to finish the year with strong fourth quarter financial results, which allowed us to deliver full-year 2024 Adjusted EBITDA of $299 million—up slightly from the prior year total of $297 million, despite significant disposition activity in 2023 and 2024. Full-year Cash Available for Distribution (CAD) was $184 million, representing a 12% increase from the $164 million of CAD we generated in 2023, due in part to the CAD accretion realized through our asset disposition and capital structure realignment plan.

Despite modestly improved overall financial performance in 2024, we contended with significant headwinds in our timber operations throughout the year. In our Southern Timber segment, weighted-average stumpage realizations declined 5% versus the prior year, primarily due to weaker sawmill demand and the impact of hurricane salvage volume. In our Pacific Northwest Timber segment, average delivered prices for domestic sawtimber declined 8% versus the prior year, primarily due to weaker sawmill demand and reduced export market tension. In addition to pricing declines, we also saw reduced harvest volumes in both U.S. timber segments due to our recent disposition activity. Meanwhile, in our New Zealand Timber segment, export sawtimber prices increased slightly versus the prior year, but these gains were more than offset by increased shipping costs.

Amid these headwinds across our timber operations, our team demonstrated remarkable agility in optimizing our financial performance through non-timber revenue sources and real estate opportunities. For example, in our Southern Timber segment, we generated a significant increase (+36%) in non-timber revenue, driven by increased pipeline easement activity and growth in our land-based solutions business. In addition, our Real Estate segment generated one of its strongest Adjusted EBITDA results in the last decade ($107 million), driven in part by exceptional results in rural land sales (~12,300 acres sold at ~$5,900 average price per acre) as well as a significant unimproved development transaction (~1,100 acres sold at ~$11,000 per acre). Overall, our success in realizing value through non-timber and real estate activities more than offset the declines in timber pricing and harvest volumes that we experienced throughout the year.

Recently, we also made the difficult but necessary decision to reorganize our U.S. workforce following recent disposition activity. After a careful review of our overhead costs, strategic priorities, and overall market conditions, we implemented an organizational restructuring in early 2025, which resulted in a roughly 10% reduction in our U.S. workforce. In addition to eliminating certain roles and enhancing efficiencies across the organization, this restructuring also allowed us to reallocate resources to support strategic growth initiatives.

While these decisions were difficult, we believe they will translate to a more focused, efficient, and resilient organization going forward.

In sum, while market conditions were difficult throughout the year, I'm proud of how our team rose to the challenge—working diligently to optimize our financial performance while also advancing several important strategic initiatives (as further discussed below). Looking ahead, we remain optimistic that an undersupplied U.S. housing market and an expected recovery in repair and remodel demand will translate to improving end market conditions in our timber business. Further, we anticipate that potential constraints on the supply of Canadian lumber into the U.S. market from continued production cuts, higher duty rates, and the prospect of new tariffs may likewise translate to improving operating conditions for U.S. sawmills and timberlands. Above all, following the steps we've taken to strengthen our balance sheet, streamline our organization, and reposition the company for future growth, I'm confident that Rayonier is ready to capitalize on whatever opportunities and weather whatever challenges lie ahead.

SUCCESSFUL EXECUTION OF ASSET DISPOSITION AND CAPITAL STRUCTURE REALIGNMENT PLAN

Plan Inception and Initial Disposition Announcement

In November 2023, we announced an asset disposition and capital structure realignment plan targeting $1 billion of select asset sales over 18 months. This plan was designed to reduce our leverage amid a higher interest rate environment, capitalize on the significant disparity between private market timberland values and our public market valuation, and return meaningful capital to our shareholders. Concurrent with the announcement of the plan, we also announced the first step toward effectuating the plan—the sale of ~55,000 acres in Oregon for $242 million. This transaction closed in December 2023, which allowed us to repay $150 million of debt (our only floating-rate debt at the time) and fund a $30 million ($0.20 per share) special dividend to our shareholders in January 2024.

Significant Additional Progress Achieved in 2024

In the fourth quarter of 2024, we completed the sale of an additional ~200,000 acres through four separate transactions for an aggregate purchase price of $495 million. These properties, which consisted of ~91,000 acres in Southeast Oklahoma and ~109,000 acres on the Olympic Peninsula in Northwest Washington, were identified as less strategic assets within our portfolio based on their geographic remoteness and limited optionality relative to our core holdings. The disposition of these assets generated significant proceeds for deleveraging and return of capital to shareholders, while also improving the overall quality of our residual portfolio. During 2024, we repaid an additional $250 million of debt with proceeds from our disposition program.

In connection with the 2024 dispositions, we also announced a $1.80 per share special dividend in December, which was paid in January 2025. This special dividend was paid 25% in cash and 75% in stock. By using both cash and shares to comply with our REIT taxable income distribution requirements, we retained significant financial flexibility to further reduce leverage,





execute on share repurchases, or fund other future capital allocation priorities. To this end, we completed share repurchases of $15 million during the fourth quarter. In total, through the end of 2024, we had returned over $110 million to shareholders via cash special dividends and share repurchases since we announced the plan.

Announced Sale of New Zealand Joint Venture Interest

In March 2025, we announced an agreement to sell our interest in the New Zealand joint venture to The Rohatyn Group (TRG), an investment firm specializing in emerging markets and real assets, for $710 million (subject to net debt, working capital, and other adjustments). We expect the sale to close during 2025, after which Rayonier will become exclusively focused on its U.S. operations.

Our decision to exit New Zealand was not made lightly. Rayonier's presence in New Zealand dates back to 1988, when the company first set up an export operation in the region. Over time, the value of our New Zealand portfolio has appreciated considerably, and the joint venture has contributed meaningfully to Rayonier's growth and success. That said, the New Zealand business lacks meaningful synergies with our core U.S. operations, and we further believe that the value of this

business hasn't been fully appreciated in the public markets. Thus, we ultimately determined that it would be best for Rayonier to focus its efforts and growth strategy within the United States and that the New Zealand joint venture would be better positioned to unlock growth opportunities with a new owner and capital partner going forward. To this end, we're pleased to transfer the stewardship of this business to TRG, a well-regarded manager of forestry assets in the region.

Overall Achievement of Plan Objectives

With the announcement of the New Zealand transaction, we have now completed and/or announced pending dispositions totaling $1.45 billion—significantly exceeding our original $1 billion target. By successfully executing on the asset disposition and capital structure realignment plan, we've strengthened our financial position, reduced our leverage, streamlined our portfolio, capitalized on the disparity between private market timberland values and our public market valuation, and better positioned Rayonier for future growth and shareholder value creation.

As of year-end 2024, we had reduced our net debt to Adjusted EBITDA ratio to below 3.0x—consistent with our enhanced leverage target—while also divesting assets in a manner that has been accretive to both CAD and NAV per share. Notably, the U.S. dispositions completed to date have transacted at a weighted-average



multiple of 44x Timber EBITDA (3-year average), while the New Zealand sale implies a multiple of 30x Timber EBITDA (3-year average excl. Carbon). These multiples are substantially above Rayonier's current trading multiple, demonstrating the significant arbitrage opportunity that we've been able to capture between public and private timberland values through our execution of the plan. Once the New Zealand sale is complete, we plan to return additional capital to shareholders through another special dividend, while also retaining significant flexibility to further reduce leverage, repurchase shares, and/or reinvest in synergistic acquisitions.

GROWING CONTRIBUTION FROM LAND-BASED SOLUTIONS

Growing our land-based solutions business is a key strategic priority for Rayonier, and we are encouraged by the financial contributions from this business that are beginning to materialize. In 2024, we realized $15 million of revenue from land-based solutions, up from $5 million in 2023. We also meaningfully increased our acres under option for solar development and our acres under lease for carbon capture and storage. We continue to expect that our land-based solutions business will drive meaningful cash flow growth in the years ahead, with the primary contributors being solar land leases, CCS pore space leases, and the sale of carbon credits in the voluntary carbon market (VCM).

Solar: We remain optimistic about the expanded role that utility solar will play in meeting the need for cost-effective renewable energy, particularly amid the continued growth in artificial intelligence and data center demand. U.S. utility solar developers are projected to add ~30-35 GW of electricity generating capacity annually through 2030, which implies an annual land need of ~200,000-250,000 acres (based on ~7 acres of land per MW of generating capacity). With many of these capacity additions expected to take place in the U.S. South, we believe this presents a significant opportunity for large landowners like Rayonier. We finished 2024 with ~39,000 acres under option for solar development, up from ~27,000 acres at year-end 2023. This was below the 50,000-acre target we communicated at our Investor Day in February 2024, as queue reforms introduced by the Federal Energy Regulatory Commission (FERC) have led to more extensive front-end due diligence and longer lead times for proposed solar projects, which have likewise slowed the pace of new option agreements. The FERC queue reforms were designed to ensure that the interconnection queue only includes projects that are likely to be built. As such, we view these reforms as a long-term positive that should result in a higher-quality solar option pipeline, a more efficient use of resources, and a higher option-to-lease conversion rate than the 25-40% we contemplated a year ago. Overall, we remain encouraged by the value creation potential from utility solar development within our portfolio.

Carbon Capture & Storage: In December 2024, we announced a new pore space easement agreement with an affiliate of Reliant Carbon Capture and Storage covering ~104,000 acres in Alabama. As a result, we had ~154,000 acres under CCS lease as of year-end 2024, up from ~26,000 acres at year-end 2023, and our team continues to advance discussions with several high-quality counterparties regarding additional CCS lease opportunities. Fortunately, significant portions of our land base are well positioned to offer an attractive combination of: (1) geological storage capacity, (2) proximity to high-purity emissions sources, and (3) access to pipeline infrastructure—the three key ingredients for cost-effective CCS development. As such, we remain optimistic that our current and potential future CCS leases will ultimately support carbon injection activity and thereby drive meaningful cash flow growth to augment our core timber operations over time. Nevertheless, we also acknowledge that the economics of many CCS projects are heavily dependent on government subsidies, and the timing of such projects are subject to lengthy permitting timelines—both of which could constrain the near-term financial upside from CCS opportunities.

Carbon Markets: Demand for carbon offsets in the voluntary carbon market continues to grow at a rapid pace, and we expect that this growth will continue as we move towards 2030, which is a key milestone date for corporate net-zero commitments. Moreover, we're encouraged by multi-stakeholder initiatives to achieve greater standardization and integrity around nature-based carbon offsets, which should further aid in the development of this market. To date, Rayonier has not yet undertaken a VCM project, as the economics haven't been sufficiently compelling given the relatively strong timber markets where we operate. However, we continue to advance several pilot projects and expect to be more active in this market as it matures and as the pricing for nature-based offsets becomes more competitive with traditional forest management in our markets.

CONTINUED MOMENTUM ACROSS
OUR REAL ESTATE PLATFORM

Our Real Estate business continued to build momentum in 2024, despite the elevated interest rate environment. Our team delivered exceptional full-year results (Adjusted EBITDA of $107 million), capped off by a fourth quarter in which we closed on $70 million of real estate transactions (excluding Large Dispositions) at a weighted average price per acre of ~$7,200 (excluding Large Dispositions and Improved Development). I continue to be impressed with our team's relentless focus on value maximization and premium realization within our HBU land sales business. Over the past decade, we've seen a significant uptick in both our average HBU sales price per acre (2015-17: $2,763 → 2021-24: $4,468) and the implied premium above the NCREIF South average timberland value per acre (2015-17: 55% → 2021-24: 117%). Our ability to continuously realize significant premiums above timberland values on our HBU land sales contributes meaningfully to the overall return profile of our land portfolio and represents a significant competitive advantage for Rayonier.



In addition to the strong gains we've seen in our traditional HBU land sales business, we've also continued to build out a robust pipeline of higher-value improved development opportunities. Notably, both our Wildlight project north of Jacksonville, FL and our Heartwood project south of Savannah, GA each surpassed $100 million of project-to-date revenues in 2024. While this is a significant milestone for each of these projects, what's even more exciting is the lengthy runway we see for future growth. We own ~17,000 entitled acres within our Wildlight project and ~9,700 entitled acres within our Heartwood project. Collectively, these land-use entitlements provide for ~37,000 residential dwelling units and ~44 million square feet of commercial uses. Thus, while we're encouraged by the progress to date on both projects, we're even more optimistic about the long-term value creation potential that can be achieved as these projects continue to mature and catalyze demand for our adjacent landholdings. We continue to expect that our bare land value realizations (net of development costs) will exceed $25,000 per acre in our improved development projects, which represents a compelling opportunity given the scale of our landholdings in these areas.

In sum, we believe the trajectory for both our traditional HBU land sales business and our improved development business remains quite favorable given our differentiated platform and our demonstrated track record of unlocking real estate value across our land base.

SEAMLESS LEADERSHIP TRANSITION PROCESS

As I reflect on the past year, I would be remiss to not also acknowledge the many contributions of our former CEO, Dave Nunes. Dave's thoughtful and principled stewardship of Rayonier following the spin-off of the company's manufacturing business in 2014, as well as his mentorship of our entire leadership team over the past decade, has left us well positioned as we enter this next chapter.

I also want to acknowledge the efforts of our Board in overseeing Rayonier's leadership transition process over the past two years. Our former Board Chair, Dod Fraser; our new Board Chair, Scott Jones; Dave; and the entire Board of Rayonier were all strongly committed to ensuring a seamless and successful transition process for both the CEO and Chair roles. Due in large part to their collective efforts and commitment, we were able to minimize distractions to the organization and remain intently focused on executing our business plan and advancing important strategic initiatives throughout this process.

CLOSING THOUGHTS

In sum, 2024 proved to be a transformative year for Rayonier. We not only outlined an ambitious new vision for the company, but we took bold actions to reorganize our business so that we could more effectively pursue this new vision. Following the anticipated completion of our New Zealand disposition, Rayonier's assets will be largely concentrated in top-tier U.S. markets. In addition, ~85% of our acreage will be in the U.S. South—the region with the most upside potential in real estate / HBU and land-based solutions. We expect to finish 2025 with a modestly smaller but much more streamlined and synergistic asset base that's uniquely well positioned to capture outsized growth in cash flows and shareholder value over the long term.

While near-term timber market conditions remain challenging and uncertain, I've never been more excited and optimistic about the long-term growth opportunities and value creation potential that we see ahead for our portfolio. I feel honored that our Board has entrusted me to lead Rayonier at this exciting and pivotal time for the company, and I'm thankful for their continued guidance and support as we work together to position Rayonier for sustainable, long-term growth and success.

On behalf of Rayonier's senior leadership team and Board of Directors, I want to thank our entire team for their dedication and hard work in managing through a challenging but extraordinarily productive and consequential year for the company. I would also like to thank our shareholders for your continued support and trust in our stewardship of your investment in Rayonier. As always, we welcome your input and feedback.

Sincerely,

Mark McHugh
President and Chief Executive Officer

RECONCILIATION OF NON-GAAP MEASURES

(Dollars in millions, except per-share amounts)	2024	2023	2022
PRO FORMA REVENUE (SALES)[(a)]			
Sales	**$1,263.0**	$1,056.9	$ 909.1
Large Dispositions[(b)]	**(495.0)**	(242.2)	(30.5)
Pro Forma Revenue (Sales)	**$ 768.0**	$ 814.7	$ 878.6
PRO FORMA OPERATING INCOME[(c)]			
Operating Income	**$ 402.5**	$ 211.3	$ 165.8
Costs related to disposition initiatives[(d)]	**1.6**	—	—
Restructuring charges[(e)]	**1.1**	—	—
Timber write-offs resulting from casualty events[(f)]	**—**	2.3	0.7
Gain associated with the multi-family apartment complex sale attributable to NCI[(g)]	**—**	—	(11.5)
Large Dispositions[(b)]	**(291.1)**	(105.1)	(16.6)
Pro Forma Operating Income	**$ 114.1**	$ 108.5	$ 138.5

PRO FORMA NET INCOME[(h)]		**Per diluted share**		Per diluted share		Per diluted share
Net Income attributable to Rayonier Inc.	**$ 359.1**	**$ 2.39**	$ 173.5	$ 1.17	$ 107.1	$ 0.73
Large Dispositions[(b)]	**(291.1)**	**(1.91)**	(105.1)	(0.70)	(16.6)	(0.11)
Net recovery on legal settlements[(i)]	**(8.0)**	**(0.05)**	(20.7)	(0.14)	—	—
Gain from terminated cash flow hedge[(j)]	**(1.6)**	**(0.01)**	—	—	—	—
Pension settlement charges, net of tax[(k)]	**4.8**	**0.03**	2.0	0.01	—	—
Costs related to disposition initiatives[(d)]	**1.6**	**0.01**	—	—	—	—
Restructuring charges[(e)]	**1.1**	**0.01**	—	—	—	—
Timber write-offs resulting from casualty events[(f)]	**—**	**—**	2.3	0.02	0.7	—
Pro forma net income adjustments attributable to noncontrolling interests[(l)]	**3.9**	**—**	1.5	—	0.3	—
Pro Forma Net Income	**$ 69.9**	**$0.47**	$ 53.5	$ 0.36	$ 91.5	$ 0.62

(a) "Pro forma revenue (sales)" is defined as revenue (sales) adjusted for Large Dispositions. Rayonier believes that this non-GAAP financial measure provides investors with useful information to evaluate our core business operations because it excludes specific items that are not indicative of the Company's ongoing operating results.

(b) "Large Dispositions" are defined as transactions involving the sale of productive timberland assets that exceed $20 million in size and do not reflect a demonstrable premium relative to timberland value.

(c) "Pro forma operating income" is defined as operating income adjusted for costs related to disposition initiatives, restructuring charges, timber write-offs resulting from casualty events, the gain associated with the multi-family apartment complex sale attributable to noncontrolling interests, and Large Dispositions. Rayonier believes that this non-GAAP financial measure provides investors with useful information to evaluate our core business operations because it excludes specific items that are not indicative of the Company's ongoing operating results.

(d) "Costs related to disposition initiatives" include legal, advisory, and other due diligence costs incurred in connection with the Company's asset disposition plan, which was announced in November 2023.

(e) "Restructuring charges" include severance costs related to workforce optimization initiatives.

(f) "Timber write-offs resulting from casualty events" includes the write-off of merchantable and pre-merchantable timber volume damaged by casualty events that cannot be salvaged.

(g) "Gain associated with the multi-family apartment complex sale attributable to noncontrolling interests" represents the gain recognized in connection with the sale of property by the Bainbridge Landing joint venture attributable to noncontrolling interests.

(h) "Pro forma net income" is defined as net income attributable to Rayonier Inc. adjusted for its proportionate share of the net recoveries associated with legal settlements, costs related to disposition initiatives, restructuring charges, gain from terminated cash flow hedge, pension settlement charges, timber write-offs resulting from casualty events, and Large Dispositions. Rayonier believes that this non-GAAP financial measure provides investors with useful information to evaluate our core business operations because it excludes specific items that are not indicative of the Company's ongoing operating results.

(i) "Net recovery on legal settlements" reflects the net gain from litigation regarding insurance claims.

(j) "Gain from terminated cash flow hedge" is the mark to market gain recognized in earnings when the hedged cash flows will no longer occur.

(k) "Pension settlement charges, net of tax" reflects the net loss recognized in connection with the termination and settlement of the Company's pension plans.

(l) "Pro Forma net income adjustments attributable to noncontrolling interests" are the proportionate share of pro forma items that are attributable to noncontrolling interests.

RAYONIER TIMBERLAND ACREAGE* TOTAL:

2.5 MILLION ACRES

Acreage as of 12/31/2024

U.S. South

» Acreage: 1.75mm

» Sustainable Yield:
6.5–6.9mm tons

» Planted/Plantable: 67%

» Average Site Index[1]: 74 feet

HARVEST VOLUME
(Tons in thousands)



ADJUSTED EBITDA
(Dollars in millions)



ADJ. EBITDA/TON
(Dollars per ton)



U.S. Pacific Northwest

» Acreage: 308,000

» Sustainable Yield:
0.9–1.05mm tons

» Planted/Plantable: 78%

» Average Site Index[2]: 109 feet

HARVEST VOLUME
(Tons in thousands)



ADJUSTED EBITDA
(Dollars in millions)



ADJ. EBITDA/TON
(Dollars per ton)



[1] Site index reflects the average height of the dominant and codominant trees at a base age of 25.
[2] Site index reflects the average height of the dominant and codominant trees at a base age of 50.



308,000 Acres

U.S. Pacific Northwest

412,000 Acres

New Zealand

1.75MM Acres

U.S. South

New Zealand

- » *Acreage: 412,000*
- » *Sustainable Yield: 2.4–2.7mm tons*
- » *Planted/Plantable: 70%*
- » *Average Site Index[3]: 95 feet*

HARVEST VOLUME
(Tons in thousands)



ADJUSTED EBITDA
(Dollars in millions)

ADJ. EBITDA/TON
(Dollars per ton)

Real Estate

- » *Transitioning Select Properties to Higher and Better Uses*
- » *Large-scale Development Projects: Wildlight, FL and Heartwood, GA*
- » *Optimize Value and Create Optionality with Land Use Entitlements*
- » *Earn and Capture Financial Premiums*

ACRES SOLD[4]
(Acres in thousands)



ADJUSTED EBITDA
(Dollars in millions)

PRICE/ACRE[5]
(Dollars per acre)



[3] Site index reflects the average height of the dominant and codominant trees at a base age of 20.
[4] Excludes Large Dispositions.
[5] Excludes Large Dispositions and Improved Development.







COMMITTED TO CURRENT AND FUTURE GENERATIONS

Our long-term success as a company depends on the environmental and economic sustainability of our working forests. We recognize the importance of investing in our people and the local communities in which we operate. We strive to be the employer of choice in the forestry sector, as well as an active and engaged member of our local communities.



UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

RAYONIER INC.

(Exact name of registrant as specified in its charter)

North Carolina	**1-6780**	**13-2607329**
(State or other Jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

Rayonier, L.P.

(Exact name of registrant as specified in its charter)

Delaware	**333-237246**	**91-1313292**
(State or other Jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1 RAYONIER WAY
WILDLIGHT, FL 32097
(Principal Executive Office)
Telephone Number: (904) 357-9100

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol	Exchange
Common Shares, no par value, of Rayonier Inc.	RYN	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Rayonier Inc.   Yes ☒   No ☐   **Rayonier, L.P.**   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.
Rayonier Inc.   Yes ☐   No ☒   **Rayonier, L.P.**   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Rayonier Inc.   Yes ☒   No ☐   **Rayonier, L.P.**   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Rayonier Inc.   Yes ☒   No ☐   **Rayonier, L.P.**   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Rayonier Inc.

Large Accelerated Filer ☒   Accelerated Filer ☐   Non-accelerated Filer ☐   Smaller Reporting Company ☐   Emerging Growth Company ☐

Rayonier, L.P.

Large Accelerated Filer ☐   Accelerated Filer ☐   Non-accelerated Filer ☒   Smaller Reporting Company ☐   Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
Rayonier Inc. ☐   **Rayonier, L.P.** ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report.
Rayonier Inc.   Yes ☒   No ☐   **Rayonier, L.P.**   Yes ☐   No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
Rayonier Inc.   Yes ☐   No ☒   **Rayonier, L.P.**   Yes ☐   No ☒

Indicate by check mark whether any of these error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1 (b)
Rayonier Inc.   Yes ☐   No ☒   **Rayonier, L.P.**   Yes ☐   No ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Rayonier Inc.   Yes ☐   No ☒   **Rayonier, L.P.**   Yes ☐   No ☒

The aggregate market value of the Common Shares of the registrant held by non-affiliates at the close of business on June 28, 2024 was $4,309,194,886 based on the closing sale price as reported on the New York Stock Exchange.

As of February 14, 2025, Rayonier Inc. had 156,097,626 Common Shares outstanding. As of February 14, 2025, Rayonier, L.P. had 2,087,450 Units outstanding.

Portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission in connection with the 2025 annual meeting of the shareholders of the registrant scheduled to be held May 15, 2025, are incorporated by reference in Part III hereof.

EXPLANATORY NOTE

This report combines the annual reports on Form 10-K for the year ended December 31, 2024 of Rayonier Inc., a North Carolina corporation, and Rayonier, L.P., a Delaware limited partnership. Unless stated otherwise or the context otherwise requires, references to "Rayonier" or "the Company" mean Rayonier Inc. and references to the "Operating Partnership" mean Rayonier, L.P. References to "we," "us," and "our" mean collectively Rayonier Inc., the Operating Partnership and entities/subsidiaries owned or controlled by Rayonier Inc. and/or the Operating Partnership.

Rayonier Inc. has elected to be taxed as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended, commencing with its taxable year ended December 31, 2004. The Company is structured as an umbrella partnership REIT ("UPREIT") under which substantially all of its business is conducted through the Operating Partnership. Rayonier Inc. is the sole general partner of the Operating Partnership. On May 8, 2020, Rayonier, L.P. acquired Pope Resources, a Delaware Limited Partnership ("Pope Resources") and issued approximately 4.45 million operating partnership units ("OP Units" or "Redeemable Operating Partnership Units") of Rayonier, L.P. as partial merger consideration. These OP Units are generally considered to be economic equivalents to Rayonier common shares and receive distributions equal to the dividends paid on Rayonier common shares.

As of December 31, 2024, the Company owned a 98.7% interest in the Operating Partnership, with the remaining 1.3% interest owned by limited partners of the Operating Partnership. As the sole general partner of the Operating Partnership, Rayonier Inc. has exclusive control of the day-to-day management of the Operating Partnership.

Rayonier Inc. and the Operating Partnership are operated as one business. The management of the Operating Partnership consists of the same members as the management of Rayonier Inc. As general partner with control of the Operating Partnership, Rayonier Inc. consolidates Rayonier, L.P. for financial reporting purposes, and has no material assets or liabilities other than its investment in the Operating Partnership.

We believe combining the annual reports of Rayonier Inc. and Rayonier, L.P. into this single report results in the following benefits:

- Strengthens investors' understanding of Rayonier Inc. and the Operating Partnership by enabling them to view the business as a single operating unit in the same manner as management views and operates the business;

- Creates efficiencies for investors by reducing duplicative disclosures and providing a single comprehensive document; and

- Generates time and cost savings associated with the preparation of the reports when compared to preparing separate reports for each entity.

There are a few important differences between Rayonier Inc. and the Operating Partnership in the context of how Rayonier Inc. operates as a consolidated company. The Company itself does not conduct business, other than through acting as the general partner of the Operating Partnership and issuing equity or equity-related instruments from time-to-time. The Operating Partnership holds, directly or indirectly, substantially all of the Company's assets. Likewise, all debt is incurred by the Operating Partnership or entities/subsidiaries owned or controlled by the Operating Partnership. The Operating Partnership conducts substantially all of the Company's business and is structured as a partnership with no publicly traded equity.

To help investors understand the significant differences between the Company and the Operating Partnership, this report includes:

- Separate Consolidated Financial Statements for Rayonier Inc. and Rayonier, L.P.;

- A combined set of Notes to the Consolidated Financial Statements with separate discussions of per share and per unit information, noncontrolling interests and shareholders' equity and partners' capital, as applicable;

- A combined Management's Discussion and Analysis of Financial Condition and Results of Operations, which includes specific information related to each reporting entity;

- A separate Part II, Item 9A. Controls and Procedures related to each reporting entity;

- A separate Part II, Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities section related to each reporting entity; and

- Separate Exhibit 31 and 32 certifications for each reporting entity within Part IV.

TABLE OF CONTENTS

PART I

Unless stated otherwise or the context otherwise requires, references to "Rayonier" or "the Company" mean Rayonier Inc. and references to the "Operating Partnership" mean Rayonier, L.P. References to "we," "us," and "our" mean collectively Rayonier Inc., the Operating Partnership and entities/subsidiaries owned or controlled by Rayonier Inc. and/or the Operating Partnership. References herein to "Notes to Financial Statements" or "Note" refer to the combined Notes to the Consolidated Financial Statements of Rayonier Inc. and Rayonier, L.P. included in Item 8 of this Report.

NOTE ABOUT FORWARD-LOOKING STATEMENTS

Certain statements in this document regarding anticipated financial outcomes, including our earnings guidance, if any, business and market conditions, outlook, expected dividend rate, our business strategies, expected harvest schedules, timberland acquisitions and dispositions, the anticipated benefits of our business strategies, and other similar statements relating to our future events, developments, or financial or operational performance or results, are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. These forward-looking statements are identified by the use of words such as "may," "will," "should," "expect," "estimate," "believe," "intend," "project," "anticipate" and other similar language. However, the absence of these or similar words or expressions does not mean that a statement is not forward-looking. While management believes that these forward-looking statements are reasonable when made, forward-looking statements are not guarantees of future performance or events and undue reliance should not be placed on these statements. The risk factors contained in Item 1A — Risk Factors in this Annual Report on Form 10-K and similar discussions included in other reports that we subsequently file with the Securities and Exchange Commission ("SEC"), among others, could cause actual results or events to differ materially from our historical experience and those expressed in forward-looking statements made in this document.

Forward-looking statements are only as of the date they are made, and we undertake no duty to update our forward-looking statements except as required by law. You are advised, however, to review any subsequent disclosures we make on related subjects in subsequent reports filed with the SEC.

Item 1.   BUSINESS

GENERAL

We are a leading timberland real estate investment trust ("REIT") with assets located in some of the most productive softwood timber growing regions in the U.S. and New Zealand. We invest in timberlands and actively manage them to provide current income and attractive long-term returns to our shareholders. We conduct our business through an umbrella partnership real estate investment trust ("UPREIT") structure in which our assets are owned by our Operating Partnership and its subsidiaries. Rayonier manages the Operating Partnership as its sole general partner. Our revenues, operating income and cash flows are primarily derived from the following core business segments: Southern Timber, Pacific Northwest Timber, New Zealand Timber, Real Estate, and Trading. As of December 31, 2024, we owned, leased or managed approximately 2.5 million acres of timberland and real estate located in the U.S. South (1.75 million acres), U.S. Pacific Northwest (308,000 acres) and New Zealand (412,000 gross acres, or 287,000 net plantable acres). In addition, we engage in the trading of logs to Pacific Rim markets, predominantly from New Zealand to support our New Zealand export operations. We have an added focus to maximize the value of our land portfolio by pursuing higher and better use ("HBU") land sale opportunities.

We originated as the Rainier Pulp & Paper Company founded in Shelton, Washington in 1926. On June 27, 2014, Rayonier completed the tax-free spin-off of its Performance Fibers manufacturing business from its timberland and real estate operations, thereby becoming a "pure-play" timberland REIT. On May 8, 2020, Rayonier, L.P. acquired Pope Resources, a Delaware Limited Partnership ("Pope Resources").

Under our REIT structure, we are generally not required to pay U.S. federal income taxes on our earnings from timber harvest operations and other REIT-qualifying activities contingent upon meeting applicable distribution, income, asset, shareholder and other tests. As of December 31, 2024, Rayonier owns a 98.7% interest in the Operating Partnership and a corresponding portion of taxable income or loss. Certain operations are conducted through our taxable REIT subsidiaries ("TRS") and subject to U.S. federal and state corporate income tax. As of December 31, 2024 and as of the date of the filing of this Annual Report on Form 10-K, we believe the Company is in compliance with all REIT tests. See Note 20 — Income Taxes for further discussion of REIT and non-REIT qualifying operations.

The Company's shares are publicly traded on the NYSE under the symbol RYN. We are a North Carolina corporation with executive offices located at 1 Rayonier Way, Wildlight, Florida 32097. Our telephone number is (904) 357-9100.

OUR COMPETITIVE STRENGTHS

We believe that we distinguish ourselves from other timberland owners and other alternative asset investments through the following competitive strengths:

- *Only Pure-Play Timberland REIT*. We are the only publicly traded "pure-play" timberland REIT, providing our investors with a focused, large-scale timberland investment vehicle. We are differentiated from other timberland REITs in that we do not own any manufacturing assets, which reduces volatility in our earnings and cash flow, and also enhances our ability to make nimble operational and portfolio management decisions to maximize shareholder value.

- *Scale in Premier Softwood Timber Markets.* Our timberland holdings are strategically located in core softwood producing regions, many of which have favorable supply-demand dynamics that translate to superior cash flow generation per acre and per ton compared to industry benchmarks and other timberland owners. Our most significant timberland holdings are located in the U.S. South, in close proximity to a variety of established pulp, paper, and wood products manufacturing facilities and export operations, which provide demand for both pulpwood and higher-value sawtimber products. Our Pacific Northwest and New Zealand timberlands benefit from strong domestic sawmill markets as well as access to nearby ports to capitalize on exports to Pacific Rim markets.

- *Well-Positioned to Provide Land-Based Solutions*. Our timberland portfolio is well-positioned to provide land-based solutions to support the transition to a low-carbon economy. Specifically, we expect increased demand for (1) alternative and/or additional land uses, such as solar farms, wind farms, and carbon capture and storage; (2) carbon offsets generated from the carbon sequestered through tree growth; and (3) wood fiber for bioenergy and biofuel applications. In particular, the location, scale, and geologic attributes of our assets in the U.S. South provide us with a competitive advantage in providing superior solutions for solar energy and carbon capture and storage. Select lands in our portfolio are also suitable for wind energy applications. We currently have solar and carbon capture and storage leases in place with high-caliber counterparties, and we expect these and other new revenue streams associated with land-based solutions to grow in the future.

- *Carbon Sequestration and Other Environmental Benefits of Our Forests.* We expect that the environmental attributes of our forestry assets will play an increasingly important role in creating value over time. Our timberlands absorb significantly more carbon than we emit in our operations and position us to capitalize on the increasing demand for carbon solutions by companies, governments, and investors. Our trees not only remove carbon from the atmosphere through photosynthesis while growing, but after harvesting, a significant portion of the carbon removed from our forests remains stored for an extended period of time within the wood products produced from our timber. Further, our forests provide other environmental benefits—such as supporting clean air, water and wildlife habitat—all while being sustainably managed through continuous cycles of growth and harvest.

- *Proven Real Estate Platform with Development Capabilities*. We have an established track record of identifying and selling rural and recreational HBU properties across our portfolio at significant premiums to timberland values. We also have built differentiated in-house real estate development capabilities to pursue land-use entitlements and selective investments in infrastructure that create significantly higher developed real estate values on holdings near expanding urban areas. Our current real estate development activity primarily consists of two distinct projects—one north of Jacksonville, Florida and another south of Savannah, Georgia. In addition to these active projects, we have a multi-year pipeline of real estate development opportunities in Florida, Georgia, and Washington.

- *Advantageous Structure and Conservative Capitalization*. Under our REIT structure, we are generally not required to pay federal income taxes on our earnings from timber harvest operations and other REIT-qualifying activities, which allows us to optimize the value of our portfolio in a tax efficient manner. We also maintain a strong credit profile and have investment grade debt ratings. We believe that our access to the public capital markets, advantageous REIT structure, and commitment to a conservative capitalization provide us with a competitive cost of capital as well as the financial flexibility to execute a nimble capital allocation strategy with a view towards building long-term value per share.

OUR STRATEGY

Our business strategy consists of the following key elements:

- *Own High-Quality Timberlands, Managed with a Long-Term Mindset.* We generate recurring income and cash flow primarily from the harvest and sale of timber. We carefully manage our timberlands to maximize net present value over the long term by achieving an optimal balance among biological timber growth, cash flow generation from harvesting activities, and responsible environmental stewardship. Our timber harvesting strategy is designed to produce a long-term, sustainable yield, which in turn contributes to relatively stable cash flows and timber inventory over time. We generally target annual harvest levels in line with our sustainable yield by segment, although we may adjust harvest levels periodically as a result of age-class variations in our portfolio or in response to market conditions.

- *Active Portfolio Management.* We seek to continually upgrade our portfolio through selective acquisitions and dispositions in an effort to concentrate our timberland holdings in markets with the strongest cash flow attributes and most favorable long-term growth prospects. Our strategy relies upon intensive analysis of supply and demand within localized timber markets, careful due diligence of regional timber inventory and site productivity, and comprehensive evaluation of potential HBU and land-based solutions upside. We seek to optimize our risk-adjusted returns by making calculated buy and sell decisions based on objective underwriting criteria and rigorous adherence to strategic and financial metrics. We further seek to mitigate risk and capitalize on synergy opportunities by focusing our acquisition efforts in areas where we have existing operations and proprietary market knowledge.

- *Optimize Portfolio Value Through Differentiated Real Estate Platform.* We continuously evaluate the highest and best use of our lands and seek to capitalize on identified opportunities through strategies uniquely tailored to maximize the value of our lands. Our real estate platform focuses on identifying and executing rural and recreational HBU property sales at significant premiums to our timberland hold value. In addition, we selectively pursue land-use entitlements and invest in infrastructure improvements on certain properties that are well-suited for residential, commercial, and industrial development in order to fully realize their long-term value potential, as well as to enhance the value of our surrounding landholdings. Our rural and recreational HBU property sales typically comprise approximately 1% to 2% of our Southern timberland holdings on an annual basis, while our current pipeline of development property sales is concentrated in two specific projects in the U.S. South known as Wildlight and Heartwood.

- *Unlock Asset Potential Through Land-Based Solutions.* The opportunity to provide land-based solutions from our timberlands to support the transition to a low-carbon economy—including solar leases, carbon capture and storage leases, carbon offsets, and fiber for bioenergy—is rapidly expanding. We intend to engage in lease agreements, carbon projects, and other transactions that increase the cash flow generation and net present value of select properties that have the requisite location, scale, geologic attributes, and/or other qualities to support these land-based solutions. To this end, we regularly assess our timberland portfolio to identify properties with land-based solutions potential, and we actively engage with credible counterparties to pursue value-enhancing transactions, generally with little to no incremental capital investment required by us.

- *Pursue Nimble Approach to Capital Allocation.* We believe in maintaining a nimble approach to capital allocation, recognizing that different opportunities will become available at different points in the business cycle. Our capital allocation philosophy is ingrained within our culture and employs a flexible, rather than prescriptive, approach with a view towards building long-term value per share. We evaluate a full range of capital allocation alternatives—including dividends, share buybacks, acquisitions, divestitures, debt reduction, and capital investments—to determine the optimal means to create value for our shareholders, and we will opportunistically pivot our capital allocation priorities accordingly.

- *Employ Best-in-Class Stewardship and Disclosure Practices.* We are committed to responsible stewardship, environmentally and economically sustainable forestry, and positive climate change solutions. We are further committed to being an industry leader in transparent disclosure, particularly relating to our timberland holdings, harvest schedules, timber inventory, age-class profiles, carbon footprint, and other pertinent data regarding our long-term sustainability. We believe our continued commitment to transparency around the stewardship of our assets and capital will allow us to effectively attract and deploy capital, and further enhance our reputation as a preferred industry supplier and employer.

SEGMENT INFORMATION

As of December 31, 2024, Rayonier operated in five reportable business segments: Southern Timber, Pacific Northwest Timber, New Zealand Timber, Real Estate and Trading. See Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 2 — Segment and Geographical Information for information on sales and operating income by reportable segment and geographic region.

TIMBER

Our timber businesses are disaggregated into Southern Timber, Pacific Northwest Timber, and New Zealand Timber. Sales in the Timber segments include the harvesting of timber as well as other non-timber activities, including the leasing and licensing of properties, land-based solutions, and carbon credit sales.

DISCUSSION OF TIMBER INVENTORY AND SUSTAINABLE YIELD

We define gross timber inventory as an estimate of all standing timber volume beyond the specified age at which we commence calculating our timber inventory for inclusion in our inventory tracking systems. The age at which we commence calculating our timber inventory is 10 years for our Southern timberlands, 20 years for our Pacific Northwest timberlands, and 20 years for our New Zealand timberlands. Our estimate of gross timber inventory is based on an inventory system that involves periodic statistical sampling and growth modeling. Periodic adjustments are made on the basis of growth estimates, harvest information, and environmental and operational restrictions. Gross timber inventory includes certain timber that we do not deem to be of a merchantable age as well as certain timber located in restricted, environmentally sensitive or economically inaccessible areas.

We define merchantable timber inventory as an estimate of timber volume beyond a specified age that approximates such timber's earliest economically harvestable age. Our estimate includes certain timber located in restricted or environmentally sensitive areas based on an estimate of lawfully recoverable volumes from such areas. The estimate does not include volumes in restricted or environmentally sensitive areas that may not be lawfully harvested or volumes located in economically inaccessible areas. The merchantable age (*i.e.*, the age at which timber moves from pre-merchantable to merchantable) is 15 years for our Southern timberlands, 35 years for our Pacific Northwest timberlands, and 20 years for radiata pine and 30 years for Douglas-fir in our New Zealand timberlands.

Our estimated merchantable timber inventory changes over time as timber is harvested, as pre-merchantable timber transitions to merchantable timber, as existing merchantable timber inventory grows, as we acquire and sell timberland and as we periodically update our statistical sampling and growth and yield models. Our timber inventory by product and age class for our Southern Timber and Pacific Northwest Timber segments are presented herein as of September 30, 2024 on a pro forma basis adjusted for Large Dispositions completed in the fourth quarter. For purposes of calculating per unit depletion rates for the subsequent year, we estimate our merchantable timber inventory as of December 31, including the impact of acquisitions and dispositions.

Timber inventory is generally measured and expressed in short green tons (SGT) in our Southern timberlands, in thousand board feet (MBF) or million board feet (MMBF) in our Pacific Northwest timberlands, and in cubic meters (m^3) in our New Zealand timberlands. For conversion purposes, one MBF and one m^3 is equal to approximately 7.75 and 1.12 short green tons, respectively. For comparison purposes, we provide inventory estimates for our Pacific Northwest and New Zealand timberlands in MBF and cubic meters, respectively, as well as in short green tons.

The following table sets forth the estimated volumes of merchantable timber inventory in short green tons for the South and Pacific Northwest as of September 30, 2024 and as of December 31, 2024 for New Zealand. Merchantable timber inventory for the South and the Pacific Northwest are presented on a pro forma basis adjusted for the 91,000-acre Large Disposition in Oklahoma and 109,000 acres of Large Dispositions in Washington, respectively, that closed in the fourth quarter:

(volumes in thousands of SGT)		
Location	**Merchantable Inventory (a)**	**%**
South	69,876	73
Pacific Northwest	7,525	8
New Zealand	18,078	19
	95,479	100

(a) For all regions, depletion rate calculations for the upcoming year are based on estimated volumes of merchantable inventory at December 31, 2024.

We define sustainable yield as the average harvest level that can be sustained into perpetuity based on our estimates of biological growth and the expected productivity resulting from our reforestation and silvicultural efforts. Our estimated sustainable yield may change over time based on changes in silvicultural techniques and resulting timber yields, changes in environmental laws and restrictions, changes in the statistical sampling and estimates of our merchantable timber inventory, acquisitions and dispositions of timberlands, the expiration or renewal of timberland leases, casualty losses, and other factors. Moreover, our harvest level in any given year may deviate from our estimated sustainable yield due to variations in the age class of our timberlands, the product mix of our harvest (*i.e.*, pulpwood versus sawtimber), our deliberate acceleration or deferral of harvest in response to market conditions, our thinning activity (in which we periodically remove some smaller trees from a stand to enhance long-term sawtimber potential of the remaining timber), or other factors. We estimated sustainable yield for each of our Timber segments as of December 31, 2024.

We manage our U.S. timberlands in accordance with the requirements of the Sustainable Forestry Initiative[®] ("SFI") program. The timberland holdings of the New Zealand subsidiary are certified under the Forest Stewardship Council[®] ("FSC"). The majority of our New Zealand timberland holdings are also certified under the Programme for the Endorsement of Forest Certification ("PEFC"). All programs are comprehensive systems of environmental principles, objectives and performance measures that combine the perpetual growing and harvesting of trees with the protection of wildlife, plants, soil and water quality. Through application of our site-specific silvicultural expertise and financial discipline, we manage timber in a way that is designed to optimize site preparation, tree species selection, competition control, fertilization, timing of thinning and final harvest. We also have a genetic seedling improvement program to enhance the productivity and quality of our timberlands and overall forest health. In addition, non-timber income opportunities associated with our timberlands such as recreational licenses, considerations for the future HBU of the land, and land-based solutions such as carbon sequestration and credit sales in our New Zealand Timber segment are integral parts of our site-specific management philosophy. All of these activities are designed to maximize value while complying with SFI, or FSC and PEFC requirements.

SOUTHERN TIMBER

As of December 31, 2024, our Southern timberlands acreage consisted of approximately 1.75 million acres (including approximately 89,000 acres of leased lands) located in Alabama, Arkansas, Florida, Georgia, Louisiana, South Carolina and Texas. Approximately two-thirds of this land supports intensively managed plantations of predominantly loblolly and slash pine. The other one-third of this land is too wet to support pine plantations, but supports productive natural stands primarily consisting of natural pine and a variety of hardwood species. Rotation ages typically range from 21 to 28 years for pine plantations and from 35 to 60 years for natural stands. Key consumers of our timber include pulp, paper, wood products and biomass facilities.

We estimate that the sustainable yield of our Southern timberlands, including both pine and hardwoods, is approximately 6.5 to 6.9 million tons annually. We expect that the average annual harvest volume of our Southern timberlands over the next five years (2025 to 2029) will be generally in line with our sustainable yield. For additional information, see Item 1 — Business — Discussion of Timber Inventory and Sustainable Yield and Item 1A — Risk Factors.

In 2024, we acquired approximately 7,000 acres of timberland in the Southern region. For additional information, see Note 4 — Timberland Acquisitions. We also closed on a 91,000-acre Large Disposition in Oklahoma. See Item 7 — Results of Operations for additional information.

We estimate that the gross timber inventory and merchantable timber inventory of our Southern timberlands were 83 million tons and 70 million tons, respectively, as of September 30, 2024, on a pro forma basis adjusted for the 91,000-acre Large Disposition in Oklahoma completed in the fourth quarter. The following table provides a breakdown of our Southern timberlands acreage and timber inventory by product and age class as of September 30, 2024, presented on a pro forma basis to exclude acreage and timber inventory sold in the Large Disposition:

(volumes in thousands of SGT) (a) Age Class	Acres (000's)	Pine Pulpwood	Pine Sawtimber	Hardwood Pulpwood	Hardwood Sawtimber	Total
Pine Plantation						
0 to 4 years (b)	269	—	—	—	—	—
5 to 9 years	199	—	—	—	—	—
10 to 14 years	182	6,789	1,816	41	—	8,646
15 to 19 years	204	10,302	5,732	127	1	16,162
20 to 24 years	185	7,557	7,782	140	3	15,482
25 to 29 years	67	2,237	4,237	83	3	6,560
30 + years	43	1,245	3,337	202	3	4,787
Total Pine Plantation	1,149	28,130	22,904	593	10	51,637
Natural Pine (Plantable) (c)	30	299	329	598	115	1,341
Natural Mixed Pine/Hardwood (d)	509	7,589	5,929	13,713	2,340	29,571
Forested Acres and Gross Inventory	1,688	36,018	29,162	14,904	2,465	82,549
Plus: Non-Forested Acres (e)	64					
Gross Acres	1,752					
Less: Pre-Merchantable Age Class Inventory (f)						(8,709)
Less: Volume in Environmentally Sensitive/Legally Restricted Areas						(3,964)
Merchantable Timber Inventory						69,876

(a) Table presented as of September 30, 2024 and is presented on a pro forma basis adjusted for the 91,000-acre Large Disposition in Oklahoma.
(b) 0 to 4 years includes clearcut acres not yet replanted.
(c) Consists of natural stands that are convertible into pine plantations once harvested.
(d) Consists of all non-plantable natural stands, including those that are in environmentally sensitive or economically inaccessible areas.
(e) Includes roads, rights of way and all other non-forested areas.
(f) Includes inventory that is less than 15 years old.

PACIFIC NORTHWEST TIMBER

As of December 31, 2024, our Pacific Northwest timberlands consisted of approximately 308,000 acres located in Oregon and Washington, of which approximately 241,000 acres were designated as productive acres, meaning land that is capable of growing merchantable timber and where the harvesting of timber is not constrained by physical, environmental or regulatory restrictions. These timberlands primarily comprise second and third rotation western hemlock and Douglas-fir, as well as a small amount of other softwood species, such as western red cedar. A small percentage also consists of natural hardwood stands of predominantly red alder. In the Pacific Northwest, rotation ages typically range from 35 to 50 years. Our product mix in the Pacific Northwest is heavily weighted to sawtimber, which is sold to domestic wood products facilities as well as exported primarily to Pacific Rim markets.

We estimate that the sustainable yield of our Pacific Northwest timberlands is approximately 115 to 135 MMBF (or 0.90 to 1.05 million tons) annually. We expect that the average annual harvest volume of our Pacific Northwest timberlands over the next five years (2025 to 2029) will be toward the lower end of our sustainable yield range. For additional information, see Item 1 — Business — Discussion of Timber Inventory and Sustainable Yield and Item 1A — Risk Factors.

In 2024, we closed on 109,000 acres of Large Dispositions in Washington. See Item 7 — Results of Operations for additional information.

We estimate that the gross timber inventory and merchantable timber inventory of our Pacific Northwest timberlands were 1,981 MMBF and 971 MMBF, respectively, as of September 30, 2024, on a pro forma basis adjusted for the 109,000 acres of Large Dispositions in Washington completed in the fourth quarter. The following table provides a breakdown of our Pacific Northwest timberlands acreage and timber inventory by product and age class as of September 30, 2024, presented on a pro forma basis to exclude acreage and timber inventory sold in the Large Dispositions:

(volumes in MBF, except as noted) (a) Age Class	Acres (000's)	Softwood Pulpwood (f)	Softwood Sawtimber (f)	Total (f)
Commercial Forest				
0 to 4 years (b)	28	—	—	—
5 to 9 years	26	—	—	—
10 to 14 years	25	—	—	—
15 to 19 years	27	—	—	—
20 to 24 years	28	43,557	84,911	128,468
25 to 29 years	28	64,307	223,499	287,806
30 to 34 years	25	72,107	374,742	446,849
35 to 39 years	34	89,325	512,810	602,135
40 to 44 years	11	33,746	210,591	244,337
45 to 49 years	4	8,859	56,583	65,442
50+ years	3	6,555	41,381	47,936
Total Commercial Forest	239	318,456	1,504,517	1,822,973
Non-Commercial Forest (c)	2	1,675	9,652	11,327
Productive Forested Acres	241			
Restricted Forest (d)	57	23,398	123,010	146,408
Total Forested Acres and Gross Inventory	298	343,529	1,637,179	1,980,708
Plus: Non-Forested Acres (e)	10			
Gross Acres	308			
Less: Pre-Merchantable Age Class Inventory				(863,362)
Less: Restricted Forest Inventory				(146,408)
Total Merchantable Timber				970,938
Conversion factor for MBF to SGT				7.75
Total Merchantable Timber (thousands of SGT)				7,525

(a) Table presented as of September 30, 2024 and is presented on a pro forma basis adjusted for the 109,000 acres of Large Dispositions in Washington.
(b) 0 to 4 years includes clearcut acres not yet replanted.
(c) Includes non-commercial forests with limited productivity.
(d) Includes significant portions of riparian management zones, legally restricted forests, and environmentally sensitive areas.
(e) Includes roads, rights of way, and all other non-forested areas.
(f) Includes a minor component of hardwood in red alder and other species.

NEW ZEALAND TIMBER

As of December 31, 2024, our New Zealand timberlands consisted of approximately 412,000 acres (including approximately 234,000 acres of leased lands), of which approximately 287,000 acres were designated as productive or plantation acres, meaning land that is capable of growing merchantable timber and where the harvesting of timber is not constrained by physical, environmental or regulatory restrictions. The leased acres are generally leased through long-term arrangements including Crown Forest Licenses ("CFLs"), forestry rights and other leases. Rotation ages typically range from 25 to 30 years for pine plantations. Our New Zealand timberlands serve a domestic sawmilling market and also provide export logs to Pacific Rim markets.

Our New Zealand timber operations are conducted by Matariki Forestry Group, a joint venture with Stafford Capital Partners Limited (the "New Zealand subsidiary"). We maintain a controlling financial interest of 77% in the New Zealand subsidiary and, accordingly, consolidate the New Zealand subsidiary's balance sheet and results of operations. The minority owner's interest in the New Zealand subsidiary and its earnings are reported as noncontrolling interest in our financial statements. Rayonier's wholly-owned subsidiary, Rayonier New Zealand Limited ("RNZ"), serves as the manager of the New Zealand subsidiary. For additional information, see Note 5 — Noncontrolling Interests.

We estimate that the sustainable yield of our New Zealand timberlands is approximately 2.1 to 2.4 million cubic meters (or 2.4 to 2.7 million tons) annually. We expect that the average annual harvest volume of our New Zealand timberlands over the next five years (2025 to 2029) will be in line with our sustainable yield range. For additional information, see Item 1 — Business — Discussion of Timber Inventory and Sustainable Yield and Item 1A — Risk Factors.

We estimate that the gross timber inventory and merchantable timber inventory of our New Zealand timberlands were both 16.2 million cubic meters as of December 31, 2024. The following table provides a breakdown of our New Zealand timberlands acreage and timber inventory by product and age class as of December 31, 2024:

(volumes in thousands of m^3, except as noted)				
Age Class	**Acres (000's)**	**Pulpwood (d)**	**Sawtimber (d)**	**Total (d)**
Radiata Pine				
0 to 4 years (a)	65	—	—	—
5 to 9 years	41	—	—	—
10 to 14 years	40	—	—	—
15 to 19 years	40	—	—	—
20 to 24 years	52	1,807	7,372	9,179
25 to 29 years	18	699	3,618	4,317
30 + years	2	135	485	620
Total Radiata Pine	258	2,641	11,475	14,116
Other (b)	29	889	1,175	2,064
Forested Acres and Merchantable Timber Inventory	287	3,530	12,650	16,180
Conversion factor for m^3 to SGT				1.12
Total Merchantable Timber (thousands of SGT)				18,078
Plus: Non-Productive Acres (c)	125			
Gross Acres	412			

(a)   0 to 4 years includes clearcut acres not yet replanted.
(b)   Includes primarily Douglas-fir age 30 and over.
(c)   Includes natural forest and other non-planted acres.
(d)   Includes timber located in environmentally sensitive areas.

CARBON CREDITS

The New Zealand subsidiary participates in the New Zealand Emissions Trading Scheme ("ETS"), which was designed to reduce emissions in New Zealand. The ETS helps to reduce emissions by requiring businesses to measure and report on their greenhouse gas emissions and surrender one emissions unit ("NZU" or "carbon credit") to the government for each metric tonne of emissions. The New Zealand Government sets and reduces the number of units supplied into the scheme over time, which will limit the overall quantity of emissions to meet New Zealand's emissions reduction targets.

Businesses who participate in the New Zealand ETS can buy and sell units from each other, with pricing driven by supply and demand in the scheme. As of December 31, 2024, the New Zealand subsidiary held 1,602,149 NZUs with respect to timberlands designated as post-1989 forests. These units were received for net carbon sequestered between 2008 and 2022 and from subsequent units acquired during 2019 and 2021. As of December 31, 2024, the New Zealand subsidiary has no surrender obligation. See Note 23 — Other Assets for information about our cost basis in carbon credits. See Note 3 — Revenue for information about the sale of carbon units.

REAL ESTATE

All of our U.S. and New Zealand land sales, including HBU and non-HBU, are reported in our Real Estate segment. We report our Real Estate sales in six categories:
- Improved Development,
- Unimproved Development,
- Rural,
- Timberland & Non-Strategic,
- Large Dispositions, and
- Conservation Easements

The Improved Development category comprises properties sold for development for which we, through a taxable REIT subsidiary, have invested in site improvements such as infrastructure, roadways, utilities, amenities and/or other improvements designed to enhance marketability and create parcels, pads and/or lots for sale.

The Unimproved Development category comprises properties sold for development for which we have not invested in site improvements.

The Rural category comprises real estate sales (excluding development sales) representing a demonstrable premium above timberland value.

The Timberland & Non-Strategic category includes U.S. and New Zealand real estate sales representing little to no premium to timberland value and generally comprising less productive assets that are deemed non-core to our operations. Timberland & Non-strategic sales are effectuated in the ordinary course of business to improve our portfolio or in response to unsolicited offers.

The Large Dispositions category includes sales of productive timberland assets that exceed $20 million in size and do not reflect a demonstrable premium relative to timberland value. Proceeds from Large Dispositions are generally used to fund capital allocation priorities, such as share repurchases, debt repayment or acquisitions. Sales designated as Large Dispositions are excluded from cash flow from operations and the calculation of Adjusted EBITDA and Cash Available for Distribution ("CAD"). See Item 7 — Performance and Liquidity Indicators for the definition of Adjusted EBITDA and CAD.

We maintain a detailed land classification analysis for all of our timberland and HBU acres. The vast majority of our HBU properties are managed as timberland and generate cash flow from timber operations prior to their sale or, in the case of Improved Development properties, prior to improvement.

Conservation Easements are the sale of development rights, which preclude future development on the underlying land but reserve our rights to continue to grow and harvest timber.

TRADING

Our Trading segment primarily reflects log trading activities in New Zealand conducted by our New Zealand subsidiary. Our Trading segment complements the New Zealand Timber segment by providing added market intelligence, increasing the scale of export operations and achieving cost savings that directly benefit the New Zealand Timber segment.

Our New Zealand subsidiary conducts export sales through a joint venture, which arranges sales shipping and export documentation services for an agency fee. The New Zealand subsidiary, in turn, provides support services on a cost recovery basis to the joint venture. Through the use of the joint venture, we are able to increase scale efficiencies, market presence and cost savings in both the Timber and Trading segments.

In addition to our direct export business, we also engage in log trading activities, which generally involve the procurement of third-party logs in order to gain scale efficiencies in our export operations. For procured logs, the New Zealand subsidiary buys logs directly from other forest owners at New Zealand ports and exports them through an agency agreement with the export service joint venture. Income from this business is generated by achieving a sales margin over the purchase price of the procured logs. Revenue generated from procured log sales reflects the full sales price of the logs and is recorded as timber sales within the Trading segment. The New Zealand subsidiary, through the Trading segment, also purchases standing timber from time to time, whereby it manages the harvest and sale of the logs for approximately one to three years. In these instances, the cost of standing timber is capitalized as an asset on the Consolidated Balance Sheets and recognized as non-depletion cost of sales when sold.

In 2024, New Zealand trading volume was approximately 201,000 tons. Of this volume, approximately 134,000 tons were purchased directly from third parties in New Zealand and the remaining 67,000 tons were harvested from stumpage purchases and managed harvest arrangements. Approximately 65% of third-party purchases in New Zealand were purchased at spot prices, with the New Zealand subsidiary thereby assuming some price risk on subsequent resale. The remaining 35% were purchased on a fixed margin basis, with the New Zealand subsidiary earning either a fixed percentage of the net export revenue or a spread on the resale price irrespective of subsequent price fluctuations. The New Zealand subsidiary generally seeks to mitigate its risk of loss on procured logs by securing export orders prior to or concurrent with its spot purchases of logs.

FOREIGN SALES AND OPERATIONS

Sales from non-U.S. operations occur in our New Zealand Timber, Trading and Real Estate segments and comprised approximately 22% of consolidated 2024 sales. See Note 2 — Segment and Geographical Information for additional information.

COMPETITION

TIMBER

Timber markets in our Southern and Pacific Northwest regions are relatively fragmented with price being the principal method of competition. In New Zealand, there are five other major private timberland owners accounting for approximately 35% of New Zealand planted forests.

The following table provides an overview of certain major competitors in each of our Timber segments:

Segment	Competitors
Southern Timber (a)	Weyerhaeuser Company
	Resource Management Service
	Manulife Investment Management Timberland and Agriculture Inc.
	Forest Investment Associates
	PotlatchDeltic
	Timberland Investment Resources
	J.P. Morgan Asset Management
	BTG Pactual
	Molpus Woodlands Group
	The Westervelt Company, Inc.
Pacific Northwest Timber (a)	Weyerhaeuser Company
	Green Diamond Resource Company
	State of Washington Department of Natural Resources
	Sierra Pacific Industries
	J.P. Morgan Asset Management
	Forest Investment Associates
	Manulife Investment Management Timberland and Agriculture Inc.
	Bureau of Indian Affairs
	Port Blakely Tree Farms
	BTG Pactual
New Zealand (b)	Manulife Investment Management Timberland and Agriculture Inc.
	Kaingaroa Timberlands
	Ernslaw One
	New Forests
	OneFortyOne Plantations

(a) In addition to the competitors listed, we also compete with numerous other large and small privately held timber companies.
(b) The New Zealand subsidiary competes with these and other smaller New Zealand timber companies for supply into New Zealand domestic and export markets, predominantly China, South Korea and India. Logs supplied into Asian markets also compete with export supply from other regions, including Europe and North America.

REAL ESTATE

In our Real Estate business, we compete with other owners of entitled and unentitled properties. Each property has unique attributes, but overall quantity of supply and price for residential, commercial, industrial and rural properties in the geographic areas in which we operate are the most significant competitive drivers.

TRADING

Our log trading operations are primarily based out of New Zealand and performed by our New Zealand subsidiary. The New Zealand market remains very competitive with around 10 entities competing for export log supply at different ports across the country.

CUSTOMERS

In 2024, we closed on four Large Disposition transactions for a total of $495.0 million, representing approximately 39% of consolidated sales. Individually, each large disposition represents 10% or more of consolidated sales. There were no other individual customers (or group of customers under common control) who represented 10% or more of consolidated sales. See Note 3 — Revenue for additional information.

SEASONALITY

Across all our segments, results are normally not impacted significantly by seasonal changes. However, significant wet weather in areas of our Southern Timber operations can hinder access for harvesting, thereby temporarily reducing supply in the affected areas and generally strengthening prices. Conversely, extended dry weather in an area tends to suppress prices as timber is more accessible for harvesting.

GOVERNMENTAL REGULATION AND ENVIRONMENTAL MATTERS

We are subject to federal, state and local laws and regulations in the United States and New Zealand that could affect our business, including those promulgated under the Foreign Corrupt Practices Act, Occupational Safety and Health Act, Clean Water Act, Endangered Species Act, Washington Forest Practices Act, New Zealand Resource Management Act, New Zealand Health and Safety At Work Act and various other environmental and safety laws and regulations. Our operations also are subject to various international trade agreements, tariffs, taxes and regulations. While we believe that we are in compliance in all material respects with all applicable governmental regulations, current governmental regulations may change or become more stringent or unforeseen events may occur, any of which could have a material adverse effect on our financial position or results of operations.

We are aware of hazardous substances at a former sawmill site located in Port Gamble, Washington, which we acquired as part of our acquisition of Pope Resources. We have been identified as a "potentially liable party" at the Port Gamble site and are presently working on cleanup and remediation under the Washington Model Toxics Control Act, as well as the federal Comprehensive Environmental Response, Compensation and Liability Act programs. We have determined that a liability has been incurred and that the amount of the loss can reasonably be estimated. Accordingly, we have accrued amounts on our balance sheet for losses related to this site. Compliance with environmental laws and regulations and our remedial environmental obligations historically have not had a material impact on our operations, and we are not aware of any proposed regulations or remedial obligations that could trigger significant costs or capital expenditures in connection with such compliance.

We have elected to be taxed as a REIT for U.S. federal tax purposes pursuant to the Internal Revenue Code of 1986 and related U.S. Treasury regulations and administrative guidance ("REIT Requirements"). We monitor and test our compliance with all REIT Requirements and believe that we are in compliance in all material respects with all such current requirements. In the event we are not in compliance, or in the event current REIT Requirements change in such a way as to preclude our continuing qualification as a REIT, such events could have a material adverse effect on our financial position or results of operations.

Compliance with government regulations, including environmental regulations, has not had, and based on current information and the applicable laws and regulations currently in effect, is not expected to have a material effect on our capital expenditures, earnings or competitive position. However, laws and regulations may be changed, accelerated or adopted that impose significant operational restrictions and compliance requirements upon our company and which could negatively impact our operating results. See Item 1A — Risk Factors.

PORT GAMBLE ENVIRONMENTAL REMEDIATION

In the merger with Pope Resources, we acquired the town of Port Gamble, Washington. Portions of this property require environmental remediation under federal and state environmental laws, and remediation activities are currently ongoing. As such, we have recognized environmental liabilities associated with Port Gamble. For additional information on our environmental liabilities see Note 10 — Commitments and Note 12 — Environmental and Natural Resource Damage Liabilities.

The sections below provide a history of the environmental matters in Port Gamble, Washington:

Discovery and Initial Actions

In Port Gamble, Washington, hazardous substances were previously discovered requiring environmental remediation under federal and state environmental laws. The real estate subject to environmental remediation requirements was the location of a sawmill operated by Pope & Talbot, Inc. ("P&T") from 1853 to 1995. P&T continued to lease various portions of the site for its operations until 2002. During the time P&T operated in Port Gamble, it also conducted shipping, log storage, and log transfer operations in the tidal and subtidal waters of Port Gamble Bay, some of which were under a lease from the Washington State Department of Natural Resources ("DNR") that lasted from 1974 to 2004. P&T's operations resulted in the release of hazardous substances that impacted the upland and submerged portions of the site. These substances include various hydrocarbons, cadmium, and toxins associated with wood waste and the production of wood products.

Following the mill closure, the Washington State Department of Ecology (the "DOE") began to examine the environmental conditions at Port Gamble. Under Washington law, both Pope Resources and P&T were considered by the DOE to be "potentially liable persons" ("PLPs"); Pope Resources because of its ownership of certain portions of the site, and P&T because of its historical ownership and operation of the site. P&T and Pope Resources entered into a settlement agreement in 2002 that allocated responsibility for environmental contamination at the townsite, millsite, a solid waste landfill, and adjacent water to Pope Resources, with P&T assuming responsibility for funding cleanup in the Port Gamble Bay and the other areas of the site that were impacted by its historical operations.

In 2005, both Pope Resources and P&T received Environmental Excellence Awards from DOE for their work in remediating the contamination that had existed at the Port Gamble townsite and landfill. DOE also issued letters to both parties in 2006 indicating that the agency expected to take no further action regarding conditions at those portions of the site. Pope Resources continued cleaning up the remaining contamination at the millsite. By late 2005, the millsite portion of the site had largely been cleaned and the remaining aspects of that project consisted of test well monitoring and modest additional remediation. The Port Gamble Bay area and related tidelands, for which P&T was responsible under the parties' settlement agreement, had not yet been remediated. In 2007, P&T filed for bankruptcy protection and was eventually liquidated, leaving Pope Resources as the only remaining PLP. Because environmental liabilities are joint and several as between PLPs, the result of P&T's bankruptcy was to leave the liability with Pope Resources as the only remaining solvent PLP.

In-water Cleanup

Beginning in 2010, DOE began to reconsider its expectations regarding the level of cleanup that would be required for Port Gamble Bay, largely because of input from interested citizens and groups, one of the most prominent being the Port Gamble S'Klallam Tribe. In response to input from these groups, DOE adopted remediation levels that were far more stringent than either DOE or Pope Resources had contemplated previously. In December 2013, Pope Resources and DOE entered into a consent decree that included a cleanup action plan ("CAP") requiring the removal of docks and pilings, excavation and backfilling of intertidal areas, subtidal dredging and monitoring, and other specific remediation steps. The construction phase of the cleanup of the Port Gamble Bay area and related tidelands began in September 2015 and the in-water portion of the cleanup was completed in January 2017.

Millsite Cleanup

With the in-water portion of the cleanup completed, there was expected to be relatively modest cleanup activity on the millsite and a monitoring period. In February 2018, Pope Resources and DOE entered into an agreed order with respect to the millsite under which Pope Resources performed a remedial investigation and feasibility study ("RI/FS"), which it submitted to DOE for review in January 2019. Following the finalization of the RI/FS, Pope Resources worked with DOE to develop a CAP. As with the in-water portion of the project, the CAP defined the scope of the remediation activity for the millsite. The consent decree, which includes the CAP, was entered in Kitsap County Superior Court on November 25, 2020.

Natural Resources Damages

In addition to the cleanup costs discussed previously, certain environmental laws allow state, federal, and tribal trustees (collectively, the "Trustees") to bring suit against property owners to recover natural resource damages ("NRD"). Similar to cleanup responsibility, liability for NRD can attach to a property owner simply because an injury to natural resources resulted from releases of hazardous substances on the owner's property, regardless of culpability for the release. Trustees have alleged that Pope Resources had NRD liability because of releases that occurred on its property. Prior to the merger with Rayonier, Pope Resources began negotiations with the Trustees for the purpose of identifying NRD restoration projects. Those negotiations culminated in the entry of an NRD Consent Decree in the U.S. District Court for the Western District of Washington on September 23, 2024. An integrated cleanup and habitat restoration project incorporating activities required by the mill site cleanup and NRD consent decrees was initiated in June 2024. Site work is expected to be substantially complete in 2025, with in-water vegetation transplanting and monitoring efforts continuing for ten years.

For additional information see Item 1A — Risk Factors.

RESEARCH AND DEVELOPMENT

Research and development is an integral component of Rayonier's forestry program. We conduct research in a wide variety of topics in order to increase the productivity and sustainability of our forests. Topics include genetics and tree improvement, soils and site productivity, seedling production, site-specific silviculture, biometrics and growth and yield, environmental sustainability (including protection of water, biodiversity, and species of conservation concern) and carbon and climate impact. Our research and development is conducted by an internal team of scientists that frequently work in cooperation with university partners and governmental agencies.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The executive officers as of February 21, 2025, are as follows:

Mark D. McHugh, 49, Mr. McHugh was appointed President and Chief Executive Officer in April 2024, having previously served as President and Chief Financial Officer since January 2023. Prior to this, he served as Senior Vice President and Chief Financial Officer since joining Rayonier in December 2014. Mr. McHugh has over 20 years of experience in finance and capital markets, focused primarily on the forest products and REIT sectors. He joined Rayonier from Raymond James, where he served as Managing Director in the firm's Real Estate Investment Banking group, responsible for the firm's timberland and agriculture sector coverage. Prior to Raymond James, he worked in the Investment Banking division of Credit Suisse in New York and Los Angeles from 2000 to 2008, focused on the paper and forest products sectors. Throughout his career, he has provided a wide range of strategic and financial counsel to various publicly traded paper, forest products, and real estate companies. Mr. McHugh holds a B.S.B.A. in Finance from the University of Central Florida and a JD from Harvard Law School.

Douglas M. Long, 54, Mr. Long was appointed Executive Vice President and Chief Resource Officer in January 2023, having previously served as Senior Vice President, Forest Resources since December 2015. Mr. Long oversees Rayonier's global forestry operations, as well as emerging business opportunities associated with land-based solutions. He joined Rayonier in 1995 as a GIS Forestry Analyst and held multiple positions of increasing responsibility within the forestry division prior to his most recent roles, including Vice President, U.S. Operations from November 2014 to December 2015 and Director, Atlantic Region, U.S. Forest Resources from March 2014 to November 2014. Mr. Long holds bachelor's and master's degrees in Forest Resources and Conservation from the University of Florida.

April J. Tice, 51, Ms. Tice was appointed Senior Vice President and Chief Financial Officer in April 2024, having previously served as Vice President and Chief Accounting Officer since 2021. In her current position, she acts as the Company's principal financial and accounting officer. Prior to this, she served as Vice President, Financial Services and Corporate Controller. She joined Rayonier in 2010 as Manager, General Ledger, and has held multiple positions of increasing responsibility within the finance and accounting departments. Prior to joining Rayonier, Ms. Tice held various accounting positions with Deloitte & Touche, the State of Florida, and two private companies located in Florida. Ms. Tice holds a Bachelor of Fine Arts from Florida State University and a Master of Accountancy with a tax concentration from the University of North Florida. Ms. Tice is a Certified Public Accountant in the State of Florida.

Christopher T. Corr, 61, Mr. Corr joined the Company in July 2013 and currently serves as Senior Vice President, Real Estate Development and President of Raydient. Prior to joining Rayonier, he served as Executive Vice President, Buildings and Places for AECOM from 2008 to 2013. Prior to that, Mr. Corr held various positions with The St. Joe Company between 1998 and 2008, most recently as Executive Vice President and Chief Strategy Officer. From 1992 to 1998, Mr. Corr was a senior manager with The Walt Disney Company, where he was a key member of the team that developed the visionary town of Celebration near Orlando, Florida. From 1990 to 1992, Mr. Corr served as an elected member of the Florida House of Representatives. Mr. Corr holds a Bachelor of Arts degree from the University of Florida and has completed programs with the Harvard Real Estate Institute and the Wharton School of Business at University of Pennsylvania.

Mark R. Bridwell, 62, Mr. Bridwell was appointed Senior Vice President, General Counsel and Corporate Secretary in March 2023. He was previously promoted to Vice President and General Counsel in June 2014, and shortly thereafter, assumed the additional role of Corporate Secretary in March 2015. Mr. Bridwell previously served as Assistant General Counsel for Land Resources from 2012 to June 2014 and Associate General Counsel for Timber and Real Estate from 2009 to 2012. He joined Rayonier in 2006 as Associate General Counsel for Performance Fibers. Prior to Rayonier, Mr. Bridwell served as counsel for six years at Siemens Corporation. Prior to Siemens Corporation, he was an attorney with the international law firms of Jones, Day, Reavis & Pogue and Seyfarth, Shaw, Fairweather & Geraldson for five years. Mr. Bridwell holds a B.S.B.A. in Finance from the University of Central Florida, and both an MBA and JD from Emory University.

Shelby L. Pyatt, 54, Ms. Pyatt was appointed Senior Vice President, Human Resources and Information Technology in March 2023, having previously served as Vice President, Human Resources and Information Technology since October 2015. Prior to this, she served as Vice President, Human Resources from July 2014 to October 2015, Director, Compensation, Benefits and Employee Services from 2009 to July 2014 and Director, Compensation and Employee Services from 2006 to 2009. She joined Rayonier in 2003 as Manager, Compensation. Prior to joining Rayonier, Ms. Pyatt held human resources positions with CSX Corporation and Barnett Bank. Ms. Pyatt holds a bachelor's degree in Business Management.

W. Rhett Rogers, 48, Mr. Rogers was appointed Senior Vice President, Portfolio Management in March 2023 having previously served as Vice President, Portfolio Management since February 2017. Mr. Rogers oversees the Company's land acquisition and disposition activities, rural and HBU land sales, and land information services function. He joined Rayonier in 2001 as a District Technical Forester, and has held multiple positions of increasing responsibility within the Company. Mr. Rogers holds a Bachelor of Science in Forestry from Louisiana Tech University, and both an MBA and MS in Forest Resources from Mississippi State University.

HUMAN CAPITAL

Rayonier is committed to providing an engaging and rewarding employee experience, as well as making safety a priority in everything we do.

Our Culture and Employee Retention

We view our culture as an asset and believe a positive and healthy work environment is crucial for achieving our goals of being the preferred employer in the forestry industry and retaining key talent. We actively foster open communication and information sharing throughout the organization, while empowering employees to take initiative and contribute their ideas. This approach ensures team members feel valued, engaged and capable of making a meaningful impact.

Every two years we conduct a formal company-wide anonymous employee survey to gather feedback for management. Results are benchmarked against our third-party provider's global database, shared transparently, and reviewed with our Board of Directors to inform the setting of non-financial goals for management.

Employee recruitment, retention and development are essential to our success. We are committed to providing employees with opportunities for skill development and professional growth, alongside competitive compensation commensurate with experience, knowledge and performance. Our compensation package includes base salary and an annual bonus. We also use targeted equity-based grants with multi-year vesting schedules to promote employee retention and cultivate an ownership mentality across the organization. Our comprehensive benefits package includes medical, dental, vision, life, accident, disability and paid parental and caregiver leave. We also offer a health savings account, a dependent care spending account and an employee assistance plan. Our 401(k) retirement savings plan includes company matching contributions as well as enhanced retirement contributions.

Employee Development

We offer a robust training and development program to all employees that encompasses a variety of learning methods to cater to diverse needs. This includes micro and on-demand learning for quick and targeted skill upgrades, traditional classroom programs for more in-depth learning, and a coaching and mentoring program for professional growth. For those seeking broader experience, we offer cross-functional assignments, and a specialized job rotation program designed for early career foresters. We also offer tuition reimbursement, covering 80% of degreed program costs.

Workplace Safety

Safety is a way of life and a cornerstone of Rayonier's culture — our key guiding principle is that all of our employees and contractors should return home safely each day. To that end:

• We employ a systematic, four-pronged approach to developing and assimilating our safety principles: set goals, communicate effectively, identify preventive measures and provide proper tools and training.

• We conduct meetings throughout our organization addressing key safety issues.

• We offer a variety of mandatory and optional safety courses each year in areas such as: defensive driving, proper chainsaw use, ATV safety, CPR certifications and first aid, emergency evacuation, slips, trips and falls, overhead hazards, fire prevention, internal reporting of safety incidents, general forestry requirements and various other safety topics.

Rayonier achieved our goal in 2024—we had zero fatalities or significant incidents, and everybody went home safe, every day. Our commitment to maintaining a safe working environment has not only safeguarded lives, but has also contributed to the overall success of our organization and industry. It is through adherence to safety protocols and constant vigilance that we have created a workplace where everyone feels secure and supported.

We generally engage contractors to perform a number of critical functions, such as the planting of trees and the harvesting and hauling of logs. Our safety management programs are designed to use a collaborative approach to focus on both employee and contractor safety. For our employees, driving is generally deemed to be the most hazardous activity associated with our business given the geographic dispersion of our assets. However, for our contracted workforce, activities associated with tree felling, extraction of logs and log transportation are the most critical risk areas.

In New Zealand, workplace safety is regulated by the Health and Safety at Work Act 2015. Our safety management program includes both contractors and employees pursuant to local laws. Regulations incorporating contractor safety do not exist in the U.S. In line with our goal to provide an accident-free workplace for everyone, we have taken steps to promote safe work practices among our contractor workforce. Our safety program focuses on establishing an open dialogue about safety issues with contractors. The program includes safety alerts, tailgate meetings on safety topics, education on best management practices, and our near miss/incident reporting program. We now require all contractors to have an active written safety program in place before working on our property. In 2024, 720 safety near miss reports were submitted and 1,364 contractor safety meetings were conducted.

Employee Wellness

Our employee wellness program, Stay Strong, promotes overall employee health and well-being through education, resources, and a financial investment. Stay Strong focuses on four key areas: Health and Well-Being, Financial Wellness, Work-Life Balance and Emotional Health. This includes a comprehensive benefits package, an employee assistance program, flexible work arrangements, financial wellness assessments and counseling, generous paid time off, health fairs and health risk assessments, and a variety of wellness seminars and workshops for all employees.

Employee Demographics

Rayonier is committed to promoting an inclusive workforce as we believe this plays an integral role in maintaining an engaging employee experience. As of December 31, 2024, excluding the impact of our workforce optimization initiative, we had 424 employees, 332 in the U.S. and 92 in New Zealand.

The following charts provide a breakdown of Rayonier's demographics as of December 31, 2024:



(a) Statistics exclude the impact of the workforce optimization initiative designed to reduce overhead costs following the disposition of approximately 255,000 acres of timberlands in connection with our Initiatives to Enhance Shareholder Value.
(b) Leaders are defined as employees who have responsibility for managing other employees.

AVAILABILITY OF REPORTS AND OTHER INFORMATION

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and amendments to those reports filed or furnished pursuant to Sections 13(a) or 14 of the Securities Exchange Act of 1934 are made available to the public free of charge in the Investor Relations section of our website, *www.rayonier.com*, shortly after we electronically file such material with, or furnish them to, the SEC. Our corporate governance guidelines and charters of all committees of our board of directors are also available on our website. The information on our website is not incorporated by reference into this Annual Report on Form 10-K.

Item 1A.   RISK FACTORS

Our operations are subject to a number of risks. When considering an investment in our securities, you should carefully read and consider these risks, together with all other information in this Annual Report on Form 10-K. If any of the events described in the following risk factors actually occur, our business, financial condition or operating results, as well as the market price of our securities, could be materially adversely affected.

ECONOMIC RISK FACTORS

A sustained increase in the rate of inflation, a persistent period of heightened inflation and monetary policy responses to the inflationary environment could negatively affect our stock price, results of operations and financial condition.

The acceleration of inflation in the United States and global economies could adversely affect us. In particular, increases in the cost and availability of labor for us and our contractors could increase our costs, compress our margins and impact harvest levels. In addition, increases in energy and fuel costs could affect our results of operations. Energy costs are a significant operating expense for logging and hauling contractors who support us and the customers of our standing timber. A rise in energy costs could have a negative effect on the cost and availability of such contractors. Additionally, rising energy costs could have a negative impact on the cost of ocean freight for our exported products. Moreover, our selling, general and administrative costs could increase. More generally, an increase in inflation and interest rates could have an adverse impact on our cost of capital, which could impact the value of our long-lived assets, our ability to economically acquire additional assets, the cost of debt and the value of our equity. One of the factors that may influence the price of our common shares is our annual dividend yield as compared to the yields on other financial instruments. An increase in market interest rates could cause increases in discount rates and, accordingly, a decline in property values and total returns for timberland assets. Thus, an increase in market interest rates could result in higher yields on other financial instruments and could adversely affect the relative attractiveness of an investment in our equity and, accordingly, the trading price of our common shares. These macroeconomic factors impacting us are beyond our control and could have a material adverse effect on our business, financial condition, results of operations and the value of our equity.

We are exposed to the cyclicality of the markets in which we operate and other factors beyond our control, which could adversely affect our results of operations.

In our Timber segments, the level of residential construction activity, including home repair and remodeling activity, is the primary driver of sawtimber demand. In addition, demand for logs can be affected by the demand for wood chips in the pulp and paper and engineered wood products markets, as well as the bio-energy production markets. The ongoing level of activity in these markets is subject to fluctuation due to future changes in economic conditions, inflation, interest rates, government subsidies, credit availability, population growth, weather conditions, geopolitical tensions, the imposition of tariffs on our customers' finished products and other factors. Changes in global economic conditions, such as new timber supply sources and changes in currency exchange rates, foreign interest rates and foreign and domestic trade policies, can also negatively impact demand for our timber and logs. In addition, the industries in which our customers participate are highly competitive and may experience overcapacity or reductions in demand, all of which may affect demand for and pricing of our products.

In our Real Estate segment, our inability to sell our HBU properties at attractive prices could have a significant effect on our results of operations. Demand for real estate can be affected by the availability of capital, changes in interest rates, availability and terms of financing, conditions in the credit markets generally, changes in governmental agencies, changes in developer confidence, actions by conservation organizations, actions by anti-development organizations, our ability to obtain land use entitlements and other permits necessary for our development activities, local real estate market economic conditions, competition from other sellers of land and real estate developers, the relative illiquidity of real estate investments, employment rates, new housing starts, population growth, demographics and federal, state and local land use, zoning and environmental protection laws or regulations (including any changes in laws or regulations). In addition, changes in investor interest in purchasing timberlands could reduce our ability to execute sales of non-strategic timberlands.

These macroeconomic and cyclical factors impacting our operations are beyond our control and, if such conditions deteriorate, could have an adverse effect on our business.

The industries in which we operate are highly competitive.

The markets in which we operate are highly competitive, and we compete with companies that have substantially greater financial resources than we do in each of these businesses. The competitive pressures relating to our Timber segments are primarily driven by quantity of product supply and quality of the timber offered by competitors in the domestic and export markets, each of which may impact pricing. With respect to our Real Estate segment, we compete with other owners of entitled and unentitled properties. Each property has unique attributes, but overall quantity of supply and price for residential, commercial, industrial and rural properties in the geographic areas in which we operate are the most significant competitive drivers. The markets in which our Trading segment operates are very competitive with numerous entities competing for export log supply at different ports across New Zealand.

Our business, financial condition and results of operations could be adversely affected by disruptions in the global economy caused by the ongoing conflicts and geopolitical tensions.

The global economy has been negatively impacted by the military conflicts between Russia and Ukraine, as well as in the Middle East. The duration and outcomes of these conflicts and their residual effects are uncertain. Global log and lumber markets have exhibited increased volatility as sanctions have been imposed on Russia by the United States, the United Kingdom and the European Union in response to Russia's invasion of Ukraine. Additionally, the conflict and related hostilities in the Middle East have increased the potential for disruptions to shipping in the Red Sea, affected the cost and availability of ocean freight providers and elevated US military operations in the region. While we do not expect our operations to be directly impacted by these conflicts at this time, changes in the cost of ocean freight, and changes in global wood and commodity flows, especially energy commodities, could impact the markets in which we operate, which may in turn negatively impact our business, results of operations, supply chain and financial condition. In addition, the effects of the ongoing conflicts could heighten certain of our other known risks described herein.

OPERATIONAL RISK FACTORS

Weather, climate change and other natural conditions may limit our timber harvest and sales.

Weather conditions, changes in timber growth cycles, limitations on access (for example, due to prolonged wet conditions) and other factors, including damage by fire, insect infestation, disease, prolonged drought and natural disasters such as wind storms and hurricanes, may limit harvesting of our timberlands. Changes in the diversity of plants and trees due to fluctuations in temperature and rainfall patterns, could adversely impact the long-term growing conditions in our forests. The volume and value of timber that can be harvested from our timberlands may be reduced by any such occurrence and other causes beyond our control. As is typical in the forestry industry, we do not maintain insurance for any loss to our timber, including losses due to fire and these other causes. These and other factors beyond our control could reduce our timber inventory and our sustainable yield, thereby adversely affecting our financial results and cash flows.

Entitlement and development of real estate entail a lengthy, uncertain and costly governmental approval process, which could adversely affect our ability to grow the businesses in our Real Estate segment.

Entitlement and development of real estate entail extensive approval processes involving multiple regulatory jurisdictions. It is common for a project to require multiple approvals, permits and consents from U.S. federal, state and local governing and regulatory bodies. Any of these issues can materially affect the cost, timing and economic viability of our real estate projects. Moreover, the real estate entitlement process is frequently a political one, which involves uncertainty and often extensive negotiation and concessions in order to secure and maintain the necessary approvals and permits. In the U.S., a significant amount of our development property is located in jurisdictions in which local governments face challenging issues relating to growth and development, including zoning and future land use, public services, water availability, transportation and other infrastructure, concurrency requirements, affordable housing, land conservation efforts, and funding for same, and the requirements of state law. In addition, anti-development groups are active, especially in Florida and Washington, in filing litigation to oppose particular entitlement activities and development projects, and in seeking legislation and other anti-development limitations on real estate development activities. We expect this type of anti-development activity to continue in the future.

Entitlement and development of real estate are also subject to lengthy, uncertain and costly implementation processes. Large-scale developments may involve commitments from government agencies or third parties related to the delivery of infrastructure improvements (such as roads, bridges, sidewalks, water, sewer and other utilities), the certainty and timing of which are outside of our control.

Changes in the laws, or interpretation or enforcement thereof, regarding the use and development of real estate, changes in the political composition of state and local governmental bodies and the identification of new facts regarding our properties could lead to new or greater costs, delays and liabilities that could materially adversely affect our business, profitability or financial condition.

We depend on third parties for logging and transportation services and increases in the costs or decreases in the availability of quality service providers could adversely affect our business.

Our Timber segments depend on logging and transportation services provided by third parties, both domestically and internationally, including by railroad, trucks and/or ships. If any of our transportation providers were to fail to deliver timber supply or logs to our customers in a timely manner, or were to damage timber supply or logs during transport, we may be unable to sell it at full value, or at all. Tight job markets have increased the difficulty and cost of attracting and retaining sufficient skilled labor for logging and transportation. Accordingly, our timber harvesting volumes and realized margins have been negatively impacted in certain markets. It is expected that the supply of qualified logging contractors will be impacted by the availability and cost of debt financing for equipment purchases as well as the limited availability of adequately trained loggers. Should demand for housing become elevated, harvest levels may further increase, placing more pressure on the existing supply of logging contractors. Any significant failure or unavailability of third-party logging or transportation providers, or further increases in transportation rates, labor rates and/or fuel costs, may result in higher logging costs or the inability to capitalize on stronger log prices to the extent logging contractors cannot be secured at a competitive cost. Such events could harm our reputation, negatively affect our customer relationships and adversely affect our business.

We are subject to risks associated with doing business outside of the U.S.

Although the majority of our customers are in the U.S., a significant portion of our sales are to end markets outside of the U.S., including China, South Korea, Japan, India, and New Zealand. The export of our products into international markets results in risks inherent in conducting business pursuant to international laws, regulations and customs. International sales may contribute to future growth. The risks associated with our business outside the U.S. include:

- changes in and reinterpretations of the laws, regulations and enforcement priorities of the countries in which our products are sold;
- responsibility to comply with anti-bribery laws such as the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions;
- trade protection laws, policies and measures and other regulatory requirements affecting trade and investment, including loss or modification of exemptions for taxes and tariffs, imposition of new tariffs and duties and import and export licensing requirements;
- negative impacts from the imposition and/or threatened imposition of substantial tariffs on forest products imports into U.S. trading partner countries in connection with trade tensions between the U.S. and those countries;
- business disruptions arising from public health crises and outbreaks of communicable diseases, especially in China;
- business disruptions arising from geopolitical tensions, especially between China and the United States;
- difficulty in establishing, staffing and managing non-U.S. operations;
- product damage or losses incurred during shipping;
- potentially negative consequences from changes in or interpretations of tax laws;
- economic or political instability, inflation, recessions and interest rate and exchange rate fluctuations; and
- uncertainties regarding non-U.S. judicial systems, rules and procedures;

These risks could adversely affect our business, financial condition and results of operations.

Our estimates of timber inventories and growth rates may be inaccurate, which could impair our ability to realize expected revenues.

We rely upon estimates of merchantable timber inventories (which include judgments regarding inventories that may be lawfully and economically harvested), timber growth rates and end-product yields when acquiring and managing working forests. These estimates, which are inherently inexact and uncertain in nature, are central to forecasting our anticipated timber revenues and expected cash flows. Growth rates and end-product yield estimates are developed using statistical sampling, harvest results and growth and yield modeling, in conjunction with industry research cooperatives and by in-house forest biometricians, using measurements of trees in research plots spread across our timberland holdings. The growth equations predict the rate of height and diameter growth of trees so that foresters can estimate the volume of timber that may be present in a tree stand at a given age. Tree growth varies by species, soil type, geographic area, and climate. Errors in or inappropriate application of growth equations in forest management planning may lead to inaccurate estimates of future volumes. If the assumptions we rely upon change or these estimates are inaccurate, our ability to manage our timberlands in a sustainable or profitable manner may be diminished, which may cause our results of operations and our stock price to be adversely affected.

Our businesses are subject to extensive environmental laws and regulations that may restrict or adversely affect our ability to conduct our business.

Environmental laws and regulations are constantly changing and are generally becoming more restrictive. Laws, regulations and related judicial decisions and administrative interpretations affecting our business are subject to change, and new laws and regulations are frequently enacted. These changes may adversely affect our ability to harvest and sell timber, remediate contaminated properties and/or entitle real estate. These laws and regulations may relate to, among other things, the protection of timberlands and endangered species, recreation and aesthetics, protection and restoration of natural resources, surface water quality, timber harvesting practices, and remedial standards for contaminated property and groundwater. Over time, the complexity and stringency of these laws and regulations have increased and the enforcement of these laws and regulations has intensified. For example, the U.S. Environmental Protection Agency ("EPA") has pursued a number of initiatives that, if implemented, could impose additional operational and pollution control obligations on industrial facilities like those of Rayonier's customers, especially in the area of air emissions and wastewater and stormwater control. Similarly, recent legislation in Oregon has resulted in the addition of significant buffers and riparian management zones adjacent to streams, which has reduced the areas within which we may harvest. Environmental laws and regulations will likely continue to become more restrictive and over time could adversely affect our business, financial condition and results of operations.

If regulatory and environmental permits are delayed, restricted or rejected, a variety of our operations could be adversely affected. We are required to seek permission from government agencies in the states and countries in which we operate to perform certain activities related to our properties. Any of these agencies could delay review of, or reject, any of our filings. In our Southern Timber, Pacific Northwest Timber and New Zealand Timber segments, any delay associated with a filing could result in a delay or restriction in replanting, thinning, insect control, fire control or harvesting, any of which could have an adverse effect on our operating results. For example, in Washington State, we are required to file a Forest Practice Application for each unit of timberland to be harvested. These applications may be denied, conditioned or restricted by the regulatory agency. Actions by the regulatory agencies could delay or restrict timber harvest activities pursuant to these permits. Delays or harvest restrictions on a significant number of applications could have an adverse effect on our operating results.

Environmental groups and interested individuals may seek to delay or prevent a variety of operations. We expect that environmental groups and interested individuals will intervene with increasing frequency in the regulatory processes in the states and countries where we own, lease or manage timberlands. For example, in Washington State, environmental groups and interested individuals may appeal individual forest practice applications or file petitions with the Forest Practices Board to challenge the regulations under which forest practices are approved. These and other challenges could materially delay or prevent operations on our properties. For example, interveners at times may bring legal action in Florida in opposition to entitlement and change of use of timberlands to commercial, industrial or residential use. Delays or restrictions due to the intervention of environmental groups or interested individuals could adversely affect our operating results. In addition to intervention in regulatory proceedings, interested groups and individuals may file or threaten to file lawsuits that seek to prevent us from obtaining permits, implementing capital improvements or pursuing operating plans. Any threatened or actual lawsuit could delay harvesting on our timberlands, affect how we operate or limit our ability to modify or invest in our real estate. Among the remedies that could be enforced in a lawsuit is a judgment preventing or restricting harvesting on a portion of our timberlands.

Third-party operators may create environmental liabilities. We lease and/or grant easements across some of our properties to third-party operators for the purpose of operating communications towers, generating renewable energy (wind and solar), operating pipelines for the transport of gases and liquids, conducting carbon capture and storage operations and exploring, extracting, developing and producing oil, gas, rock and other minerals. These activities are subject to federal, state and local laws and regulations. These operations may also create risk of environmental liabilities for an unlawful discharge of oil, gas, chemicals or other materials into the air, soil or water. Generally, these third-party operators indemnify us against any such liability, and we require that they maintain liability insurance to the extent practical to do so. However, if for any reason our third-party operators are not able to honor their obligations to us, or if insurance is not in effect, then it is possible that we could be responsible for costs associated with environmental liabilities caused by such third-party operators.

The impact of existing regulatory restrictions on future harvesting activities may be significant. U.S. federal, state and local laws and regulations, as well as those of other countries, which are intended to protect threatened and endangered species, as well as waterways and wetlands, limit and may prevent timber harvesting, road building, our participation in markets for carbon offsets and carbon storage and other activities on our timberlands. Restrictions relating to threatened and endangered species apply to activities that would adversely impact a protected species or significantly degrade its habitat. The size of the restricted area varies depending on the protected species, the time of year and other factors, but can range from less than one acre to several thousand acres. A number of species that naturally live on or near our timberlands, including, among others, the northern spotted owl, marbled murrelet, several species of salmon and trout in the Pacific Northwest, and the red cockaded woodpecker, red hills salamander, Louisiana pine snake and eastern indigo snake in the Southeast, are protected under the Federal Endangered Species Act (the "ESA") or similar U.S. federal and state laws. A significant number of other species are currently under review for possible protection under the ESA. As we gain additional information regarding the presence of threatened or endangered species on our timberlands, or if other regulations, such as those that require buffers to protect water bodies, become more restrictive, the amount of our timberlands subject to harvest restrictions could increase.

We formerly owned or operated or may own or acquire timberlands or properties that may require environmental remediation or otherwise be subject to environmental and other liabilities. We owned or operated manufacturing facilities and discontinued operations that we do not currently own, and we may currently own or may acquire timberlands and other properties in the future that are subject to environmental liabilities, such as remediation of soil, sediment and groundwater contamination and other existing or potential liabilities. In connection with the spin-off of our Performance Fibers business in 2014, and pursuant to the related Separation and Distribution Agreement between us and Rayonier Advanced Materials, Rayonier Advanced Materials has assumed any environmental liability of ours in connection with the manufacturing facilities and discontinued operations related to the Performance Fibers business and has agreed to indemnify and hold us harmless in connection with such environmental liabilities. However, in the event we seek indemnification from Rayonier Advanced Materials, we cannot provide any assurance that a court will enforce our indemnification right if challenged by Rayonier Advanced Materials or that Rayonier Advanced Materials will be able to fund any amounts for indemnification owed to us. In addition, the cost of investigation and remediation of contaminated timberlands and properties that we currently own or acquire in the future could increase operating costs and adversely affect financial results. We could also incur substantial costs, such as civil or criminal fines, sanctions and enforcement actions (including orders limiting our operations or requiring corrective measures, installation of pollution control equipment or other remedial actions), clean-up and closure costs, and third-party claims for property damage and personal injury as a result of violations of, or liabilities under, environmental laws and regulations related to such timberlands or properties.

We rely on information technology in our operations, and any material failure, inadequacy, interruption or security failure of that technology could harm our business.

We rely on information technology networks and systems, including the Internet, to process, transmit and store electronic information and to manage or support a variety of our business processes, including financial transactions and maintenance of records, which may include confidential information. We rely on commercially available systems, software, tools and monitoring to provide security for processing, transmitting and storing confidential information, such as personally identifiable information. Although we have taken steps to protect the security of the data maintained in our information systems, it is possible that our security measures and those of our information technology vendors will not be able to prevent the systems' improper functioning or the improper disclosure of personally identifiable information, such as in the event of cyber-attacks. Security breaches, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches, can create system disruptions, shutdowns or unauthorized disclosure of confidential information. The rapid evolution and increased adoption of artificial intelligence technologies, by us or by third parties, may also heighten our cybersecurity risks by making cyberattacks more difficult to prevent, detect, contain and mitigate. Any failure to maintain proper function, security and availability of our information systems and those of our information technology vendors could interrupt our operations, damage our reputation, or subject us to liability claims or regulatory penalties, any one of which could materially and adversely affect our financial condition and results of operations.

REIT AND TAX-RELATED RISK FACTORS

Loss of our REIT status would adversely affect our cash flow and stock price.

We intend to continue to operate in accordance with REIT requirements pursuant to the Internal Revenue Code of 1986, as amended (the "Code"), and related U.S. Treasury regulations and administrative guidance. Qualification as a REIT involves the application of highly technical and complex provisions of the Code, which are subject to change, perhaps retroactively, and which are not within our control. We cannot assure that we will remain qualified as a REIT or that new legislation, U.S. Treasury regulations, administrative interpretations or court decisions will not significantly affect our ability to remain qualified as a REIT or the U.S. federal income tax consequences of such qualification.

We monitor and test our compliance with all REIT requirements. In particular, we regularly test our compliance with the REIT "asset tests," which require generally that, at the close of each calendar quarter: (1) at least 75% of the market value of our total assets must consist of REIT-qualifying interests in real property (such as timberlands), including leaseholds and options to acquire real property and leaseholds, as well as cash and cash items and certain other specified assets, (2) no more than 25% of the market value of our total assets may consist of other assets that are not qualifying assets for purposes of the 75% test in clause (1) above, and (3) no more than 20% of the market value of our total assets may consist of the securities of one or more "taxable REIT subsidiaries." As of December 31, 2024, Rayonier is in compliance with these asset tests.

If in any taxable year we fail to qualify as a REIT and are not entitled to relief under the Code, we will not be allowed a deduction for dividends paid to shareholders in computing our taxable income and we will be subject to U.S. federal income tax on our REIT taxable income. In addition, we will be disqualified from qualification as a REIT for the four taxable years following the year during which the qualification was lost, unless we are entitled to relief under certain provisions of the Code. As a result, our net income and the cash available for distribution to our shareholders could be reduced for up to five years or longer, which could have a material adverse effect on our financial condition.

If we fail to remain qualified as a REIT, we may also need to borrow funds or liquidate some investments or assets to pay any resulting additional tax liability. Accordingly, cash available for distribution to our shareholders would be reduced.

Certain of our business activities are potentially subject to prohibited transactions tax.

As a REIT, we will be subject to a 100% tax on any net income from "prohibited transactions." In general, prohibited transactions are sales or other dispositions of property to customers in the ordinary course of business. Sales of logs, and dealer sales of timberlands or other real estate, constitute prohibited transactions unless the sale satisfies certain safe harbor provisions in the Code.

We intend to avoid the 100% prohibited transactions tax by complying with the prohibited transaction safe harbor provisions and conducting activities that would otherwise be prohibited transactions through one or more taxable REIT subsidiaries. We may not, however, always be able to identify timberland properties that become part of our "dealer" real estate sales business. Therefore, if we sell timberlands which we incorrectly identify as property not held for sale to customers in the ordinary course of business, we may be subject to the 100% prohibited transactions tax.

Failure of our Operating Partnership to maintain status as a partnership for U.S. federal income tax purposes would substantially reduce our cash available to pay distributions.

We believe our Operating Partnership qualifies as a partnership for U.S. federal income tax purposes. As a partnership, our Operating Partnership is not subject to U.S. federal income tax on its income. Instead, each of the partners is allocated its share of our Operating Partnership's income. We cannot assure you, however, that the IRS will not challenge the status of our Operating Partnership as a partnership for U.S. federal income tax purposes. If the IRS were to successfully challenge the status of our Operating Partnership as a partnership, it would be taxable as a corporation. In such event, this would reduce the amount of distributions that our Operating Partnership could make, which could have further implications as to our ability to maintain our status as a REIT. This would substantially reduce our cash available to pay distributions and the return on a unitholder and/or shareholder's investment.

Our cash dividends and Operating Partnership distributions are not guaranteed and may fluctuate.

Generally, REITs are required to distribute 90% of their ordinary taxable income, but not their net capital gains income. Accordingly, we do not generally believe that we are required to distribute material amounts of cash since substantially all of our taxable income is generally treated as capital gains income. However, a REIT must pay corporate level tax on its undistributed taxable income and capital gains.

Our Board of Directors, in its sole discretion, determines the amount of quarterly dividends to be paid to our shareholders based on consideration of a number of factors. These factors include, but are not limited to, our results of operations, cash flow and capital requirements, economic conditions, tax considerations, borrowing capacity and other factors, including debt covenant restrictions that may impose limitations on cash payments, future acquisitions and divestitures, harvest levels, changes in the price and demand for our products and general market demand for timberlands, including those timberland properties that have higher and better uses. Consequently, our dividend levels may fluctuate. Because our Operating Partnership distributions are aligned with the dividend, such distributions may also fluctuate.

Lack of shareholder ownership and transfer restrictions in our articles of incorporation may affect our ability to qualify as a REIT.

In order to qualify as a REIT, an entity cannot have five or fewer individuals who own, directly or indirectly after applying attribution of ownership rules, 50% or more of the value of its outstanding shares during the last six months in each calendar year. Although it is not required by law or the REIT provisions of the Code, almost all REITs have adopted ownership and transfer restrictions in their articles of incorporation or organizational documents which seek to assure compliance with that rule. While we are not in violation of the ownership rules, we do not have, nor do we have any current plans to adopt, share ownership and transfer restrictions. As such, the possibility exists that five or fewer individuals could acquire 50% or more of the value of our outstanding shares, which could result in our disqualification as a REIT.

GENERAL RISK FACTORS

The impacts of climate-related initiatives, at the international, U.S. federal and state levels, remain uncertain at this time.

There continue to be numerous international, U.S. federal and state-level initiatives and proposals to address domestic and global climate issues. Within the U.S., most of these proposals would regulate and/or tax the production of carbon dioxide and other "greenhouse gases" to facilitate the reduction of carbon compound emissions into the atmosphere, and provide tax and other incentives to produce and use "cleaner" energy. Additionally, our investors and other stakeholders are increasingly focused on the impacts of climate change on their investments and our business prospects, including those related to solar leases, carbon capture and storage projects and our participation in carbon markets.

Overall, it is reasonably likely that legislative and regulatory activity in this area will in some way affect Rayonier and the U.S. customers of our Southern Timber and Pacific Northwest Timber segments, but it is unclear at this time what the nature of the impact will be. We continue to monitor political and regulatory developments in this area, but their overall impact on Rayonier, from a cost, benefit and financial performance standpoint, remains uncertain at this time.

Expectations relating to sustainability considerations expose Rayonier to potential liabilities, increased costs, reputational harm and other adverse effects on Rayonier's business.

Many governments, regulators, investors, employees, customers and other stakeholders are increasingly focused on sustainability considerations relating to businesses, including greenhouse gas emissions, human capital, and diversity. Rayonier makes statements about these matters through information provided on its website, press releases and other communications, including through its Sustainability and Carbon Reports. Responding to these sustainability considerations involves risks and uncertainties, including those described under "Forward-Looking Statements," requires investments and is impacted by factors that may be outside Rayonier's control. In addition, some stakeholders may disagree with Rayonier's initiatives and the focus of stakeholders may change and evolve over time. Stakeholders also may have very different views on where our sustainability focus should be placed, including differing views of regulators in various jurisdictions in which we operate. Any failure, or perceived failure, by Rayonier to further its initiatives, adhere to its public statements, comply with federal, state or international sustainability laws and regulations, or to meet evolving and varied stakeholder expectations and standards could result in legal and regulatory proceedings against Rayonier and materially adversely affect Rayonier's business, reputation, results of operations, financial condition and stock price.

Item 1B.   UNRESOLVED STAFF COMMENTS

None.

Item 1C.   CYBERSECURITY

RISK MANAGEMENT AND STRATEGY

We are subject to various cybersecurity risks in connection with our business. For additional information, see Item 1A — Risk Factors. As part of our overall enterprise risk management system and processes, we assess, identify and manage material risks from threats to our information systems. Once risks are identified, our Enterprise Risk Management Committee ("ERM Committee"), which consists of executives appointed by the Board, oversees and reviews these risks and provides an annual report regarding such risks to the Audit Committee for further review and evaluation. We also maintain processes to oversee and identify risks from cyber threats associated with our use of third-party service providers, including annual reviews of third-party SOC1 reports.

Safeguarding our operations against cyber threats is a high priority. Recognizing the importance of a strong posture towards cyber threats, our strategy to combat the evolving threat landscape and support the protection of sensitive information includes engaging in:

- *Incident Response Planning and Data Backups.* We maintain and regularly review a detailed incident response plan to help minimize downtime and disruption in the event of a cybersecurity incident and to assess materiality and any related disclosure obligations. We also actively maintain data backup procedures for business continuity in the event of a cybersecurity incident. Examples of our backup procedures and systems include daily server snapshots, database log files, Salesforce backups, and Google Vault. Generally, these backups of critical systems would allow us to restore operation within hours.

- *Third-Party Managed Monitoring, Detection, and Response Services.* We partner with a reputable third-party firm for 24/7 threat monitoring, detection and response.

- *External Cybersecurity Process Assessments.* We also engage third-party experts to conduct periodic process assessments against the U.S. National Institute of Standards and Technology ("NIST") framework to help us evaluate and enhance our cybersecurity practices.

- *Penetration Testing and Phishing Simulations.* We periodically engage experts for penetration testing to identify system vulnerabilities and to simulate real-world cyberattacks. We also conduct quarterly phishing simulations to test our staff's response and to deliver targeted cyber awareness training.

- *Continuous Improvement and Adaptation.* We regularly review and update our strategies to keep pace with the dynamic cyber threat landscape, and to build a resilient and responsive cybersecurity system. Our employees receive monthly training on data protection, threat detection, and incident response. We also provide a forum for employees to report cyber "near misses" to elevate cyber threat awareness across our organization.

In the past, we have experienced targeted and non-targeted cybersecurity attacks and incidents, and we could in the future experience similar attacks. To date, no cybersecurity attack or incident, or any risk from cybersecurity threats, has materially affected or has been determined to be reasonably likely to materially affect the Company or our business strategy, results of operations, or financial condition.

GOVERNANCE

Our Director of Information Technology and our Manager of IT Security, having over 45 years of combined information technology experience[1] take the lead in protecting the organization's digital assets and sensitive information from cyber threats and manage our partnerships with the external firm that specializes in around-the-clock threat monitoring, detection, and response services and other third-party providers. Our Director of Information Technology and Manager of IT Security also report material risks from threats to our information systems to the ERM Committee.

In the event of a breach or incident, our Director of Information Technology leads our response to mitigate impact and initiate the recovery processes. Following the identification of a breach or incident, the Director of Information Technology reports incidents of a medium or high severity level[2] to our senior leadership team. Incidents of a high severity level are also reviewed by our Disclosure Committee to assess materiality and any disclosure obligations. All incidents are reported to the Audit Committee at the next scheduled Board meeting, and incidents of high severity level are immediately reported to the Audit Committee.

The Audit Committee of our Board of Directors is responsible for overseeing cybersecurity risk management. For each Audit Committee meeting, the Director of Information Technology prepares an updated cybersecurity report, featuring key metrics and threats. Additionally, the Director of Information Technology provides an annual cybersecurity briefing to the Audit Committee. External penetration tests and process audits, conducted at regular intervals, are reported directly to the Audit Committee by our third-party firm. These comprehensive measures help the Committee remain well-informed and proactive in their oversight of cybersecurity risks.

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(1) Our Director of Information Technology has more than 25 years of IT experience. He joined the company in 2000 as an application developer and has held multiple positions of authority including project management and IT operations management. He holds a bachelor's degree and MBA from the University of South Carolina.

Our Manager of IT Security has more than 20 years of IT experience. He joined the company in 2015 as a Systems Engineer and was promoted to his current position in 2020. Prior to joining Rayonier, he worked as an Infrastructure Engineer at Enterprise Integration (EI), a managed services provider. Prior to joining EI, he held various IT roles in support and engineering.

(2) A medium severity incident level is defined as incidents that have a moderate impact on business operations or data integrity and might affect internal systems and could potentially lead to limited unauthorized access to sensitive information. A high severity incident level is defined as incidents that pose a significant threat to business operations, data integrity, or confidential information. This level of incident may have legal, regulatory and public relations implications.

Item 2. PROPERTIES

Our timber operations are disaggregated into three geographically distinct reporting segments: Southern Timber, Pacific Northwest Timber and New Zealand Timber. The following table provides a breakdown of our timberland holdings as of September 30, 2024 and December 31, 2024:

(acres in 000s)	As of September 30, 2024			As of December 31, 2024		
	Owned	**Leased**	**Total**	**Owned**	**Leased**	**Total**
Southern						
Alabama	250	3	253	250	3	253
Arkansas	—	2	2	—	2	2
Florida	361	35	396	360	35	395
Georgia	611	50	661	611	49	660
Louisiana	146	—	146	146	—	146
Oklahoma	91	—	91	—	—	—
South Carolina	15	—	15	15	—	15
Texas	279	—	279	279	—	279
	1,753	90	1,843	1,661	89	1,750
Pacific Northwest						
Oregon	6	—	6	6	—	6
Washington	408	3	411	299	3	302
	414	3	417	305	3	308
New Zealand (a)	178	233	411	178	234	412
Total	2,345	326	2,671	2,144	326	2,470

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(a)   Represents legal acres owned and leased by the New Zealand subsidiary, in which Rayonier owns a 77% interest. As of December 31, 2024, legal acres in New Zealand were comprised of 287,000 plantable acres and 125,000 non-productive acres.

The following tables detail changes in our portfolio of owned and leased timberlands by state from December 31, 2023 to December 31, 2024:

(acres in 000s)	Acres Owned				
	December 31, 2023	Acquisitions	Sales	Other (a)	December 31, 2024
Southern					
Alabama	250	—	—	—	250
Florida	361	5	(6)	—	360
Georgia	612	2	(3)	—	611
Louisiana	147	—	(1)	—	146
Oklahoma	91	—	(91)	—	—
South Carolina	16	—	(1)	—	15
Texas	282	—	(3)	—	279
	1,759	7	(105)	—	1,661
Pacific Northwest					
Oregon	6	—	—	—	6
Washington	408	—	(109)	—	299
	414	—	(109)	—	305
New Zealand (b)	188	—	(10)	—	178
Total	2,361	7	(224)	—	2,144

(a) Includes adjustments for land mapping reviews.
(b) Represents legal acres owned by the New Zealand subsidiary, in which Rayonier has a 77% interest.

(acres in 000s)	Acres Leased				
	December 31, 2023	New Leases	Sold/Expired Leases (a)	Other (b)	December 31, 2024
Southern					
Alabama	5	—	(2)	—	3
Arkansas	2	—	—	—	2
Florida	36	—	(1)	—	35
Georgia	50	—	(1)	—	49
	93	—	(4)	—	89
Pacific Northwest					
Washington (c)	4	—	(1)	—	3
New Zealand (d)	233	—	(3)	4	234
Total	330	—	(8)	4	326

(a) Includes acres previously under lease that have been harvested and activity for the relinquishment of leased acres.
(b) Includes adjustments for land mapping reviews.
(c) Primarily timber reservations acquired in the merger with Pope Resources.
(d) Represents legal acres leased by the New Zealand subsidiary, in which Rayonier has a 77% interest.

TIMBERLAND LEASES & DEEDS

See Note 16 — Leases for more information on U.S. and New Zealand timberland leases including lease terms and renewal provisions.

The following table details our acres under lease as of December 31, 2024 by type of lease and estimated lease expiration:

(acres in 000s)			Lease Expiration			
Location	Type of Lease	Total	2025-2034	2035-2044	2045-2054	Thereafter
Southern	Fixed Term	79	39	34	—	6
	Fixed Term with Renewal Option (a)	10	10	—	—	—
Pacific Northwest	Fixed Term (b)	3	1	1	1	—
New Zealand	CFL - Perpetual (c)	75	—	—	—	75
	CFL - Fixed Term (c)	3	—	—	—	3
	CFL - Terminating (c)	11	1	—	8	2
	Forestry Right (c)	132	36	4	7	85
	Fixed Term Land Leases	13	—	—	2	11
Total Acres under Long-term Leases		326	87	39	18	182

(a) Includes approximately 2,000 acres of timber deeds.
(b) Primarily timber reservations acquired in the merger with Pope Resources.
(c) Estimated lease expiration / termination based on the earlier of: (1) the scheduled expiration / termination date, or (2) the estimated year of final harvest before such expiration / termination date.

The following table details our estimated leased acres, lease expirations and lease costs over the next five years:

(acres and dollars in 000s, except per acre amounts)						
Location		2025	2026	2027	2028	2029
Southern						
	Leased Acres Expiring (a)	26	1	11	—	—
	Year-end Leased Acres (a)	63	62	51	51	51
	Estimated Annual Lease Cost (a)(b)	$3,377	$2,780	$2,745	$2,344	$2,328
	Average Lease Cost per Acre (a)	$40.70	$49.15	$49.03	$51.17	$51.12
Pacific Northwest						
	Leased Acres Expiring	—	—	—	—	—
	Year-end Leased Acres (c)	3	3	3	3	3
New Zealand						
	Leased Acres Expiring	1	10	—	—	—
	Year-end Leased Acres	233	223	223	223	223
	Estimated Annual Lease Cost (b)(e)	$4,376	$4,286	$4,284	$4,284	$4,835
	Average Lease Cost per Acre (d)(e)	$24.93	$24.43	$24.43	$24.43	$24.43

(a) Includes timber deeds.
(b) Represents capitalized and expensed lease payments.
(c) Primarily timber reservations acquired in the merger with Pope Resources for which no lease payments are made.
(d) Excludes lump sum payments.
(e) Based on the year-end foreign exchange rate.

OTHER NON-TIMBERLAND LEASES

See Note 16 — Leases for information on other non-timberland leases.

Item 3. LEGAL PROCEEDINGS

The information set forth under Note 11 — Contingencies and in Note 12 — Environmental and Natural Resource Damage Liabilities in the "Notes to Consolidated Financial Statements" under Item 8 of Part II of this report is incorporated herein by reference.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

Item 5. **MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

Rayonier Inc.

MARKET FOR REGISTRANT'S COMMON EQUITY

Rayonier Inc.'s common shares are publicly traded on the NYSE, the only exchange on which our shares are listed, under the trading symbol **RYN**. Shares of the Company have no par value.

DIVIDENDS

Common share ordinary cash dividends during the years ended December 31, 2024, 2023 and 2022 aggregated to $1.14, $1.14 and $1.125, respectively. The year ended December 31, 2024 excludes an additional dividend of $1.80 per common share, consisting of a combination of cash and the Company's common shares, which was paid January 30, 2025 to shareholders of record on December 12, 2024. The cash component of the special dividend (other than cash paid in lieu of fractional shares) did not exceed 25% in the aggregate, with the balance paid in the Company's common shares. The year ended December 31, 2023 excludes an additional cash dividend of $0.20 per common share, which was paid January 12, 2024 to shareholders of record on December 29, 2023. The company intends to continue to declare ordinary cash dividends on its common shares; however, there can be no assurances as to the timing and amounts of future dividends. See the subsequent events section of Note 1 — Summary of Significant Accounting Policies for additional information regarding our quarterly dividend rate.

HOLDERS

Including institutional holders, there were approximately 4,173 shareholders of record of our common shares on February 14, 2025.

REGISTERED SALES OF EQUITY SECURITIES

From time to time, the Company may issue common shares in exchange for units in the Operating Partnership. Such shares are issued based on an exchange ratio of one common share for each unit in the Operating Partnership. During the quarter ended December 31, 2024, the Company issued 23,203 common shares in exchange for an equal number of units in the Operating Partnership pursuant to the Operating Partnership agreement.

ISSUER REPURCHASES OF EQUITY SECURITIES

In December 2024, the Board of Directors approved the repurchase of up to $300 million of Rayonier's common shares (the "new repurchase program") to be made at management's discretion. The new authorization replaced and superseded the Company's prior $100 million share repurchase program. Repurchases may be made at management's discretion from time to time on the open market or through privately negotiated transactions. The new repurchase program has no time limit and may be suspended for periods or discontinued at any time. There were no shares repurchased under the new repurchase program in the fourth quarter of 2024. As of December 31, 2024, there was $300.0 million, or approximately 11,494,253 shares based on the period-end closing stock price of $26.10, remaining under this program.

The following table provides information regarding our purchases of Rayonier common shares during the quarter ended December 31, 2024:

Period	Total Number of Shares Purchased (a)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (b)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (c)
October 1 to October 31	282	$31.64	—	2,809,108
November 1 to November 30	488,094	30.10	488,017	2,291,835
December 1 to December 31	—	—	—	11,494,253
Total	488,376		488,017	

_____

(a) Includes 359 shares repurchased to satisfy tax withholding requirements related to the vesting of shares under the Rayonier Incentive Stock Plan in October and November. The price per share surrendered is based on the closing price of the Company's common shares on the respective vesting dates of the awards.

(b) Purchases made in open-market transactions under the prior $100 million share repurchase program announced on February 10, 2016.

(c) Maximum number of shares authorized to be purchased at the end of October, November and December are based on month-end closing stock prices of $31.23, $31.87 and $26.10, respectively.

Rayonier, L.P.

MARKET FOR UNITS OF THE OPERATING PARTNERSHIP

There is no public trading market for Operating Partnership units.

HOLDERS

Including institutional holders, there were approximately 13 holders of record of our Operating Partnership units (other than the Company) on February 14, 2025.

DISTRIBUTIONS

The ordinary distribution rate on the Operating Partnership's units is equal to the ordinary cash dividend rate on Rayonier Inc.'s common shares for dividends. The year ended December 31, 2024 excluded an additional distribution of $1.80 per Redeemable Operating Partnership Unit, consisting of $0.45 per unit in cash and $1.35 per unit in Redeemable Operating Partnership Units, which was paid January 30, 2025 to holders of record on December 12, 2024. The year ended December 31, 2023 excluded an additional cash distribution of $0.20 per Redeemable Operating Partnership Unit, which was paid January 12, 2024 to holders of record on December 29, 2023. See the subsequent events section of Note 1 — Summary of Significant Accounting Policies for additional information regarding our quarterly distribution rate.

UNREGISTERED SALES OF EQUITY SECURITIES

There were no unregistered sales of equity securities made by the Operating Partnership during the quarter ended December 31, 2024.

ISSUER REPURCHASES OF EQUITY SECURITIES

Pursuant to the Operating Partnership's limited partnership agreement, limited partners have the right to redeem their Operating Partnership units for cash, or at our election, shares of Rayonier Common Stock on a one-for-one basis. During the quarter ended December 31, 2024, 23,203 Operating Partnership units held by limited partners were redeemed in exchange for shares of Rayonier Common Stock.

STOCK PERFORMANCE GRAPH

The following graph compares the performance of Rayonier's common shares (assuming reinvestment of dividends) with a broad-based market index (Standard & Poor's ("S&P") 500), and two industry-specific indices – the S&P Global Timber and Forestry Index and the FTSE NAREIT All Equity REIT Index.

The table and related information below shall not be deemed to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that the Company specifically incorporates it by reference into such filing.



The data in the following table was used to create the above graph as of December 31:

	2019	2020	2021	2022	2023	2024
Rayonier Inc.	$100	$94	$133	$112	$118	$102
S&P 500® Index	100	118	152	125	158	197
S&P® Global Timber and Forestry Index	100	118	136	107	118	111
FTSE NAREIT All Equity REIT Index	100	91	127	91	98	98

Item 6. [RESERVED]

Not applicable.

Item 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OBJECTIVE

The objective of the Management's Discussion and Analysis is to detail material information, events, uncertainties and other factors impacting the Company and the Operating Partnership and to provide investors an understanding of "Management's perspective." Item 7, Management's Discussion and Analysis (MD&A) highlights the critical areas for evaluating our performance which includes a discussion on the reportable segments, liquidity and capital, and critical accounting estimates. The MD&A is provided as a supplement to, and should be read in conjunction with, our financial statements and notes.

EXECUTIVE SUMMARY

OUR COMPANY

We are a leading timberland real estate investment trust ("REIT") with assets located in some of the most productive softwood timber growing regions in the U.S. and New Zealand. Our revenues, operating income and cash flows are primarily derived from the following core business segments: Southern Timber, Pacific Northwest Timber, New Zealand Timber, Real Estate and Trading. We own or lease under long-term agreements approximately 2.1 million acres of timberland and real estate in Alabama, Arkansas, Florida, Georgia, Louisiana, Oregon, South Carolina, Texas and Washington. We also have a 77% ownership interest in Matariki Forestry Group, a joint venture ("New Zealand subsidiary"), that owns or leases approximately 412,000 gross acres (287,000 net plantable acres) of timberlands in New Zealand.

Across our timberland management segments, we sell standing timber (primarily at auction to third parties) and delivered logs. Sales from our timber segments include all activities related to the harvesting of timber and other value-added activities such as the licensing of properties for hunting, the leasing of properties for mineral extraction and cell towers, and revenue from land-based solutions such as carbon capture and storage, solar, and carbon credits. We believe we are the second largest publicly-traded timberland REIT and one of the largest private timberland owners in the United States. Our Real Estate business manages all property sales and seeks to maximize the value of our properties that are more valuable for development, recreational or residential uses than for growing timber, and opportunistically sells non-strategic timberlands. Our Trading segment, primarily consisting of activity by the New Zealand subsidiary, markets and sells timber owned or acquired from third parties in New Zealand.

CURRENT YEAR DEVELOPMENTS

During 2024, we acquired approximately 7,000 acres of timberland for $22.8 million. For further information on acquisitions, see Note 4 — Timberland Acquisitions. In addition, we closed on Large Dispositions totaling approximately 200,000 acres for an aggregate sale price of $495 million (~$2,475/acre). These dispositions consisted of approximately 91,000 acres in Southeast Oklahoma and 109,000 acres on the Olympic Peninsula in Northwest Washington. See Item 7 — Results of Operations and Note 2 — Segment and Geographical Information for additional information regarding the Large Dispositions.

INDUSTRY AND MARKET CONDITIONS

The demand for timber is directly related to the underlying demand for pulp, paper, packaging, lumber and other wood products. The significant majority of timber sold in our Southern Timber segment is consumed domestically. With a higher proportion of pulpwood, our Southern Timber segment relies heavily on downstream markets for pulp and paper, and to a lesser extent wood pellet markets. Our Pacific Northwest Timber segment relies primarily on domestic customers but also exports a modest volume of timber, particularly to China. The Southern Timber and Pacific Northwest Timber segments rely on the strength of U.S. lumber markets as well as underlying housing starts. Our New Zealand Timber segment sells timber to domestic New Zealand wood products mills and also exports a significant portion of its volume to markets in China, South Korea and Taiwan. In addition to market dynamics in the Pacific Rim, the New Zealand Timber segment is subject to foreign exchange fluctuations, which can impact the operating results of the segment in U.S. dollar terms.

Pricing in our timber segments is influenced by macroeconomic factors, including residential construction activity, and can also vary considerably on a local level based on weather, the available inventory of logs, mill demand, and export market access. In our Southern Timber segment, pine pulpwood net stumpage realizations have been negatively impacted by increased log supply from salvage timber across the region, while pine sawtimber net stumpage realizations have remained constrained by softer demand from lumber mills and have also been negatively impacted by the availability of salvage timber. In our Pacific Northwest Timber segment, weighted-average delivered log prices remain under pressure due to soft domestic demand and reduced export market tension. In our New Zealand Timber segment, lower levels of construction activity in China continue to negatively impact export market demand and prices.

We are subject to the risk of price fluctuations in certain of our cost components, primarily logging and transportation (cut and haul), ocean freight and demurrage costs. Other major components of our cost of sales are the cost basis of timber sold (depletion) and the cost basis of real estate sold. Depletion includes the amortization of capitalized site preparation, planting and fertilization, real estate taxes, timberland lease payments and certain payroll costs. The cost basis of real estate sold includes the cost basis in land and costs directly associated with the development and construction of identified real estate projects, such as infrastructure, roadways, utilities, amenities and/or other improvements. Other costs include amortization of capitalized costs related to road and bridge construction and software, depreciation of fixed assets and equipment, road maintenance, severance and excise taxes, fire prevention and real estate commissions and closing costs.

Our Real Estate segment is exposed to changes in interest and mortgage rates as higher rates could negatively impact buyer demand for the properties we sell. However, overall demand for rural HBU properties and our improved development projects remained strong in 2024. Our improved development projects, specifically Wildlight, our development project north of Jacksonville, Florida, and Heartwood, our development project south of Savannah, Georgia, continue to benefit from favorable migration and demographic trends, which have thus far outweighed the impacts of higher interest rates.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires us to establish accounting policies and make estimates, assumptions and judgments that affect our assets, liabilities, revenues and expenses, and to disclose contingent assets and liabilities in our Annual Report on Form 10-K. We base these estimates and assumptions on historical data and trends, current fact patterns, expectations and other sources of information we believe are reasonable. Actual results may differ from these estimates.

MERCHANTABLE INVENTORY AND DEPLETION COSTS AS DETERMINED BY TIMBER HARVEST MODELS

An annual depletion rate is established for each particular region by dividing the cost of merchantable inventory (including costs described above) by standing merchantable inventory volume. Pre-merchantable records are maintained for each planted year age class, including acres planted, stems per acre and costs of planting and tending. For more information, see Discussion of Timber Inventory and Sustainable Yield in Item 1 — Business.

Significant assumptions and estimates are used in the recording of timber inventory and depletion costs. Factors that can impact timber volume include weather changes, losses due to natural causes, differences in actual versus estimated growth rates and changes in the age when timber is considered merchantable. A 3% company-wide change in estimated standing merchantable inventory would have caused an estimated change of approximately $6.4 million to 2024 depletion expense.

Merchantable standing timber inventory is estimated by our land information services group annually, using industry-standard computer software. The inventory calculation takes into account growth, in-growth (annual transfer of oldest pre-merchantable age class into merchantable inventory), timberland sales and the annual harvest specific to each business unit. The age at which timber is considered merchantable is reviewed periodically and updated for changing harvest practices, future harvest age profiles and biological growth factors.

Acquisitions of timberland can also affect the depletion rate. Upon the acquisition of timberland, we make a determination whether to combine the newly-acquired merchantable timber with an existing depletion pool or to create a new pool. The determination is based on the geographic location of the new timber, the customers/markets that will be served and species mix. During 2024, we acquired 7,000 acres of timberlands in Florida and Georgia. These acquisitions did not have a material impact on 2024 depletion rates.

IMPAIRMENT OF LONG-LIVED ASSETS

We review the carrying amount of long-lived assets whenever an event or a change in circumstances indicates that the carrying value of the asset or asset group may not be recoverable through future operations. If we evaluate recoverability, we are required to estimate future cash flows and residual value of the asset or asset group. The evaluation of future cash flows requires the use of assumptions that include future economic conditions such as construction costs and sales values that may differ from actual results. An impairment loss is recognized if the carrying amount of an asset is not recoverable and exceeds its fair value. See Note 1 — Summary of Significant Accounting Policies for additional information.

DEFERRED TAX ITEMS

The Timber and Real Estate operations conducted within our REIT are generally not subject to U.S. income taxation. We expect any variability in our effective tax rate and the amount of cash taxes to be paid to be driven primarily by our New Zealand Timber and Trading segments. Rayonier's taxable REIT subsidiary is subject to U.S. federal and state income taxes. Deferred tax expense or benefit is recognized in the financial statements according to the changes in deferred tax assets and liabilities between years. Valuation allowances are established to reduce deferred tax assets when it becomes more likely than not that such assets will not be realized. See Note 20 — Income Taxes for additional information about our unrecognized tax benefits.

ENVIRONMENTAL AND NATURAL RESOURCE DAMAGE LIABILITIES

We determine the costs of environmental remediation for areas we have been named potentially liable parties based on evaluations of current law and existing technologies. Inherent uncertainties exist in such evaluations primarily due to unknown environmental conditions, changing governmental regulations and legal standards regarding liability and emerging remediation technologies. At December 31, 2024, the total amount of liabilities recorded on our Consolidated Balance Sheets related to environmental contamination and Natural Resource Damages was $7.9 million. This is management's best estimate of the costs for remediation and restoration, however, management will continue to monitor the cleanup process and make adjustments to the liability as needed. For more information, see Governmental Regulations and Environmental Matters in Item 1 — Business, Note 1 — Summary of Significant Accounting Policies and Note 12 — Environmental and Natural Resource Damage Liabilities.

ACCOUNTING STANDARDS ISSUED BUT NOT YET ADOPTED

See Note 1 — Summary of Significant Accounting Policies for a summary of recently issued accounting standards.

RESULTS OF OPERATIONS

Summary of our results of operations for the three years ended December 31:

Financial Information (in millions of dollars)	2024	2023	2022
Sales			
Southern Timber	$250.4	$264.1	$264.2
Pacific Northwest Timber	100.8	124.1	162.2
New Zealand Timber	238.6	235.5	274.1
Real Estate			
Improved Development	30.8	30.7	35.4
Unimproved Development	12.4	0.1	—
Rural	72.9	99.7	59.5
Timberland & Non-Strategic	16.1	3.3	11.4
Conservation Easement	1.1	—	—
Deferred Revenue/Other (a)	15.5	13.9	1.2
Large Dispositions	495.0	242.2	30.5
Total Real Estate	643.8	390.0	138.0
Trading	29.6	43.7	71.0
Intersegment Eliminations	(0.2)	(0.5)	(0.4)
Total Sales	$1,263.0	$1,056.9	$909.1
Operating Income (Loss)			
Southern Timber	$77.9	$76.3	$96.6
Pacific Northwest Timber (b)	(6.3)	(9.0)	15.2
New Zealand Timber (c)	33.5	26.0	30.6
Real Estate (d)	340.4	156.6	58.5
Trading	(0.1)	0.5	0.4
Corporate and other (e)	(42.9)	(39.1)	(35.5)
Operating Income	402.5	211.3	165.8
Interest expense, net (f)	(36.9)	(48.3)	(36.2)
Interest and other miscellaneous income, net (g)	10.4	20.6	2.6
Income tax expense (h)	(7.0)	(5.1)	(9.4)
Net Income	369.0	178.5	122.8
Less: Net income attributable to noncontrolling interests in consolidated affiliates	(5.0)	(2.1)	(13.3)
Net Income Attributable to Rayonier, L.P.	$364.0	$176.4	$109.5
Less: Net income attributable to noncontrolling interests in the Operating Partnership	(4.9)	(2.9)	(2.4)
Net Income Attributable to Rayonier Inc.	$359.1	$173.5	$107.1
Adjusted EBITDA (i)			
Southern Timber	$151.3	$156.2	$156.9
Pacific Northwest Timber	25.4	27.9	63.9
New Zealand Timber	53.8	50.0	54.5
Real Estate	106.8	99.3	72.7
Trading	(0.1)	0.5	0.4
Corporate and other	(38.4)	(37.4)	(34.2)
Total Adjusted EBITDA (i)	$298.8	$296.5	$314.2

(a) Includes deferred revenue adjustments, builder price participation and marketing fees related to Improved Development sales in addition to residential and commercial lease revenue.

(b) The year ended December 31, 2022 includes $0.7 million of timber write-offs resulting from casualty events.

(c) The year ended December 31, 2023 includes $2.3 million of timber write-offs resulting from casualty events.

(d) The years ended December 31, 2024, December 31, 2023 and December 31, 2022 include income of $291.1 million, $105.1 million and $16.6 million, respectively, from Large Dispositions. The year ended December 31, 2022 includes $16.0 million of equity income from the sale of a multi-family apartment complex in Bainbridge Island, Washington.

(e) The year ended December 31, 2024 includes $1.6 million of costs related to disposition initiatives and $1.1 million of restructuring charges.

(f) The year ended December 31, 2024 includes a $1.6 million gain from a terminated cash flow hedge.

(g) The year ended December 31, 2024 includes $8.0 million of net recoveries associated with legal settlements, which is partially offset by $6.0 million of pension settlement charges. The year ended December 31, 2023 includes $20.7 million of net recoveries associated with legal settlements, which is partially offset by a $2.0 million pension settlement charge.

(h) The year ended December 31, 2024 includes a $1.2 million income tax benefit related to the pension settlement.

(i) Adjusted EBITDA is a non-GAAP measure defined and reconciled in Item 7 — Performance and Liquidity Indicators.

Southern Timber Overview	2024	2023	2022
Sales Volume (in thousands of tons)			
Pine Pulpwood	3,704	3,821	3,911
Pine Sawtimber	2,796	3,295	2,041
Total Pine Volume	6,500	7,116	5,952
Hardwood	309	198	331
Total Volume	6,808	7,314	6,283
% Delivered Volume (vs. Total Volume)	34%	35%	43%
% Pine Sawtimber Volume (vs. Total Pine Volume)	43%	46%	34%
% Export Volume (vs. Total Volume) (a)	1%	1%	2%
Net Stumpage Pricing (dollars per ton) (b)			
Pine Pulpwood	$16.89	$16.78	$22.45
Pine Sawtimber	28.41	29.64	34.36
Weighted Average Pine	$21.84	$22.73	$26.53
Hardwood	13.55	13.89	23.48
Weighted Average Total	$21.46	$22.49	$26.37
Summary Financial Data (in millions of dollars)			
Timber Sales	$199.4	$226.6	$236.6
Less: Cut and Haul	(51.0)	(58.0)	(64.0)
Less: Port and Freight	(2.4)	(4.5)	(6.8)
Net Stumpage Sales	$146.0	$164.1	$165.8
Land-Based Solutions (c)	14.5	4.0	1.1
Other Non-Timber Sales	36.5	33.5	26.5
Total Sales	$250.4	$264.1	$264.2
Operating Income	$77.9	$76.3	$96.6
(+) Depreciation, depletion and amortization	73.4	80.0	60.3
Adjusted EBITDA (d)	$151.3	$156.2	$156.9
Other Data			
Year-End Acres (in thousands)	1,750	1,852	1,919

(a) Estimated percentage of export volume, which includes volumes sold to third-party exporters in addition to direct exports through our log export program.

(b) Pulpwood and sawtimber product pricing for composite stumpage sales is estimated based on market data.

(c) Consists primarily of sales from carbon capture and storage ("CCS") and solar energy contracts.

(d) Adjusted EBITDA is a non-GAAP measure defined and reconciled in Item 7 — Performance and Liquidity Indicators.

Pacific Northwest Timber Overview	2024	2023	2022
Sales Volume (in thousands of tons)			
Pulpwood	183	216	300
Domestic Sawtimber (a)	1,007	999	1,188
Export Sawtimber	28	89	97
Total Volume	1,219	1,305	1,585
% Delivered Volume (vs. Total Volume)	87%	97%	92%
% Sawtimber Volume (vs. Total Volume)	85%	83%	81%
% Export Volume (vs. Total Volume) (b)	7%	12%	11%
Delivered Log Pricing (in dollars per ton)			
Pulpwood	$29.88	$38.78	$50.83
Domestic Sawtimber	89.79	97.71	111.96
Export Sawtimber (c)	137.77	142.63	117.85
Weighted Average Log Price	$81.88	$90.97	$100.50
Summary Financial Data (in millions of dollars)			
Timber Sales	$95.2	$117.9	$156.6
Less: Cut and Haul	(42.0)	(56.6)	(62.7)
Less: Port and Freight	(1.8)	(5.2)	(2.8)
Net Stumpage Sales	$51.4	$56.1	$91.1
Land-Based Solutions (d)	0.1	1.4	—
Other Non-Timber Sales	5.5	4.9	5.6
Total Sales	$100.8	$124.1	$162.2
Operating (Loss) Income	($6.3)	($9.0)	$15.2
(+) Timber write-offs resulting from casualty events (e)	—	—	0.7
(+) Depreciation, depletion and amortization	31.7	36.9	48.0
Adjusted EBITDA (f)	$25.4	$27.9	$63.9
Other Data			
Year-End Acres (in thousands)	308	418	474
Northwest Sawtimber (in dollars per MBF) (g)	$660	$711	$849

(a) Includes volumes sold to third-party exporters.

(b) Estimated percentage of export volume, which includes volumes sold to third-party exporters in addition to direct exports through our log export program.

(c) Direct exports through our log export program began in Q1 2022. Prior to Q4 2022, pricing reflects the transfer of logs on an FOB basis. Beginning in Q4 2022, pricing is reported on a CFR basis (i.e., inclusive of export costs and freight).

(d) Consists primarily of conservation easement sales for habitat protection in Q2 2023.

(e) Timber write-offs resulting from casualty events includes the write-off of merchantable and pre-merchantable timber volume damaged by casualty events that cannot be salvaged.

(f) Adjusted EBITDA is a non-GAAP measure defined and reconciled in Item 7 — Performance and Liquidity Indicators.

(g) Delivered Sawtimber excluding chip-n-saw.

New Zealand Timber Overview	2024	2023	2022
Sales Volume (in thousands of tons)			
Domestic Pulpwood (Delivered)	240	225	388
Domestic Sawtimber (Delivered)	674	677	686
Export Pulpwood (Delivered)	282	230	182
Export Sawtimber (Delivered)	1,292	1,344	1,360
Total Volume	2,487	2,476	2,616
% Delivered Volume (vs. Total Volume)	100%	100%	100%
% Sawtimber Volume (vs. Total Volume)	79%	82%	78%
% Export Volume (vs. Total Volume) (a)	63%	64%	59%
Delivered Log Pricing (in dollars per ton)			
Domestic Pulpwood	$32.83	$34.58	$33.50
Domestic Sawtimber	66.05	66.31	71.87
Export Sawtimber	105.86	102.39	124.91
Weighted Average Log Price	$86.59	$85.27	$96.77
Summary Financial Data (in millions of dollars)			
Timber Sales	$215.3	$211.1	$253.1
Less: Cut and Haul	(85.5)	(84.5)	(94.3)
Less: Port and Freight	(75.3)	(64.8)	(94.1)
Net Stumpage Sales	$54.5	$61.8	$64.8
Carbon Credit Sales	22.4	23.4	19.8
Other Non-Timber Sales	0.8	1.0	1.1
Total Sales	$238.6	$235.5	$274.1
Operating Income	$33.5	$26.0	$30.6
(+) Timber write-offs resulting from casualty events (b)	—	2.3	—
(+) Depreciation, depletion and amortization	20.3	21.7	23.9
Adjusted EBITDA (c)	$53.8	$50.0	$54.5
Other Data			
New Zealand Dollar to U.S. Dollar Exchange Rate (d)	0.6094	0.6117	0.6350
Net Plantable Year-End Acres (in thousands)	287	297	297
Export Sawtimber (in dollars per JAS m^3)	$123.08	$119.04	$145.23
Domestic Sawtimber (in $NZD per tonne)	$119.22	$119.25	$124.50

(a) Percentage of export volume reflects direct exports through our log export program.
(b) Timber write-offs resulting from casualty events includes the write-off of merchantable and pre-merchantable timber volume damaged by casualty events that cannot be salvaged.
(c) Adjusted EBITDA is a non-GAAP measure defined and reconciled in Item 7 — Performance and Liquidity Indicators.
(d) Represents the period-average rate.

Real Estate Overview	2024	2023	2022
Sales (in millions of dollars)			
Improved Development (a)	$30.8	$30.7	$35.4
Unimproved Development	12.4	0.1	—
Rural	72.9	99.7	59.5
Timberland & Non-Strategic	16.1	3.3	11.4
Conservation Easement	1.1	—	—
Deferred Revenue/Other (b)	15.5	13.9	1.2
Large Dispositions (c)	495.0	242.2	30.5
Total Sales	$643.8	$390.0	$138.0
Acres Sold			
Improved Development (a)	267	376	225
Unimproved Development	1,129	10	—
Rural	12,330	28,955	13,156
Timberland & Non-Strategic	13,536	1,270	3,966
Large Dispositions (c)	199,470	55,008	10,977
Total Acres Sold	226,731	85,618	28,323
Gross Price per Acre (dollars per acre)			
Improved Development (a)	$115,355	$81,756	$157,424
Unimproved Development	10,980	11,250	—
Rural	5,914	3,442	4,522
Timberland & Non-Strategic	1,190	2,636	2,874
Large Dispositions (c)	2,482	4,403	2,776
Weighted Average (Total) (d)	$4,849	$4,372	$6,128
Weighted Average (Adjusted) (e)	$3,757	$3,411	$4,140
Total Sales (Excluding Large Dispositions)	$148.8	$147.8	$107.5
Operating Income	$340.4	$156.6	$58.5
(−) Gain associated with the multi-family apartment complex sale attributable to NCI (f)	—	—	(11.5)
(−) Large Dispositions (c)	(291.1)	(105.1)	(16.6)
(+) Depreciation, depletion and amortization	13.1	18.0	13.9
(+) Non-cash cost of land and improved development	44.4	29.8	28.4
Adjusted EBITDA (g)	$106.8	$99.3	$72.7

(a) Reflects land with capital invested in infrastructure improvements.
(b) Includes deferred revenue adjustments, builder price participation and marketing fees related to Improved Development sales in addition to residential and commercial lease revenue.
(c) Large Dispositions are defined as transactions involving the sale of timberland that exceed $20 million in size and do not reflect a demonstrable premium relative to timberland value.
(d) Excludes Large Dispositions.
(e) Excludes Improved Development and Large Dispositions.
(f) Gain associated with the multi-family apartment complex sale attributable to NCI represents the gain recognized in connection with the sale of property by the Bainbridge Landing joint venture attributable to noncontrolling interests.
(g) Adjusted EBITDA is a non-GAAP measure defined and reconciled in Item 7 — Performance and Liquidity Indicators.

Trading Overview	2024	2023	2022
Sales Volume (in thousands of tons)			
U.S.	64	71	99
NZ	201	307	460
Total Volume	265	378	559
Summary Financial Data (in millions of dollars)			
Trading Sales	$28.1	$41.9	$69.3
Non-Timber Sales	1.5	1.8	1.7
Total Sales	$29.6	$43.7	$71.0
Operating (Loss) Income	($0.1)	$0.5	$0.4
Adjusted EBITDA (a)	($0.1)	$0.5	$0.4

(a) Adjusted EBITDA is a non-GAAP measure defined and reconciled in Item 7 — Performance and Liquidity Indicators.

Capital Expenditures By Segment	2024	2023	2022
Timber Capital Expenditures (in millions of dollars)			
Southern Timber			
Reforestation, silviculture and other capital expenditures	$31.9	$30.6	$24.1
Property taxes	7.5	7.3	7.1
Lease payments	2.6	2.8	3.1
Allocated overhead	6.4	5.9	4.9
Subtotal Southern Timber	$48.4	$46.5	$39.3
Pacific Northwest Timber			
Reforestation, silviculture and other capital expenditures	8.1	10.9	10.5
Property taxes	0.5	0.9	1.1
Allocated overhead	4.7	5.6	5.2
Subtotal Pacific Northwest Timber	$13.3	$17.4	$16.8
New Zealand Timber			
Reforestation, silviculture and other capital expenditures	8.7	8.6	10.9
Property taxes	0.8	0.8	0.8
Lease payments	5.5	4.5	4.4
Allocated overhead	2.7	2.8	2.4
Subtotal New Zealand Timber	$17.7	$16.7	$18.5
Total Timber Segments Capital Expenditures	$79.4	$80.5	$74.5
Real Estate	0.3	0.3	0.3
Corporate	—	0.6	—
Total Capital Expenditures	$79.8	$81.4	$74.8
Timberland Acquisitions			
Southern Timber	$22.8	$10.5	$457.8
Pacific Northwest Timber	—	3.6	—
New Zealand Timber	—	—	0.7
Total Timberland Acquisitions	$22.8	$14.1	$458.5
Real Estate Development Investments (a)	$25.8	$23.1	$13.7

(a) Represents investments in master infrastructure or entitlements in our real estate development projects. Real Estate Development Investments are amortized as the underlying properties are sold and included in Non-Cash Cost of Land and Improved Development.

RESULTS OF OPERATIONS, 2024 VERSUS 2023
(millions of dollars)

The following tables summarize sales, operating income (loss) and Adjusted EBITDA variances for 2024 versus 2023:

Sales	Southern Timber	Pacific Northwest Timber	New Zealand Timber	Real Estate	Trading	Elim.	Total
2023	$264.1	$124.1	$235.5	$390.0	$43.7	($0.5)	$1,056.9
Volume	(11.4)	(3.7)	0.9	(14.3)	(12.5)	—	(41.0)
Price	(7.0)	(1.1)	(7.9)	11.6	(1.2)	—	(5.6)
Non-timber sales (a)	13.5	(0.7)	(0.9)	—	(0.3)	—	11.6
Foreign exchange (b)	—	—	(0.6)	—	—	—	(0.6)
Other	(8.8) (c)	(17.8) (c)	11.6 (d)	256.5 (e)	(0.1)	0.3	241.7
2024	$250.4	$100.8	$238.6	$643.8	$29.6	($0.2)	$1,263.0

(a) For the Southern Timber segment, includes sales from carbon capture and storage ("CCS") and solar energy contracts. For the Pacific Northwest Timber segment, includes Conservation Easement sales for habitat protection in Q2 2023. For the New Zealand Timber segment, includes carbon credit sales.
(b) Net of currency hedging impact.
(c) Includes variance due to stumpage versus delivered sales.
(d) Includes variance due to domestic versus export sales.
(e) Includes a $252.8 million increase in Large Dispositions as well as deferred revenue adjustments, builder price participation and marketing fees related to Improved Development sales in addition to Conservation Easement sales and residential and commercial lease revenue.

Operating Income (Loss)	Southern Timber	Pacific Northwest Timber	New Zealand Timber	Real Estate	Trading	Corporate and Other	Total
2023	$76.3	($9.0)	$26.0	$156.6	$0.5	($39.1)	$211.3
Volume	(5.8)	(0.5)	0.2	(9.3)	—	—	(15.4)
Price (a)	(7.0)	(1.1)	(7.9)	11.6	—	—	(4.4)
Cost	0.1	2.1	1.1	9.0	(0.6)	(1.0)	10.7
Non-timber income (b)	13.2	(0.7)	0.1	—	—	—	12.6
Foreign exchange (c)	—	—	10.4	—	—	—	10.4
Depreciation, depletion & amortization	1.1	2.9	1.3	3.0	—	(0.1)	8.2
Non-cash cost of land and improved development	—	—	—	(17.4)	—	—	(17.4)
Other	—	—	2.3 (d)	186.9 (e)	—	(2.7) (f)	186.5
2024	$77.9	($6.3)	$33.5	$340.4	($0.1)	($42.9)	$402.5

(a) For Timber segments, price reflects net stumpage realizations (i.e. net of cut and haul and shipping costs). For Real Estate, price is presented net of cash closing costs.
(b) For the Southern Timber segment, includes income from carbon capture and storage ("CCS") and solar energy contracts. For the Pacific Northwest Timber segment, includes Conservation Easement sales for habitat protection in Q2 2023. For the New Zealand Timber segment, includes income from carbon credit sales.
(c) Net of currency hedging impact.
(d) Includes $2.3 million of timber write-offs resulting from casualty events in the prior year.
(e) Includes a $186.0 million increase in operating income from Large Dispositions in the current year as well as deferred revenue adjustments, builder price participation and marketing fees related Improved Development sales in addition to Conservation Easement sales and residential and commercial lease revenue.
(f) Includes $1.6 million of costs related to disposition initiatives and $1.1 million of restructuring charges.

Adjusted EBITDA (a)	Southern Timber	Pacific Northwest Timber	New Zealand Timber	Real Estate	Trading	Corporate and Other	Total
2023	$156.2	$27.9	$50.0	$99.3	$0.5	($37.4)	$296.5
Volume	(11.2)	(2.8)	0.3	(14.3)	—	—	(28.0)
Price (b)	(7.0)	(1.1)	(7.9)	11.6	—	—	(4.4)
Cost	0.1	2.1	1.1	9.0	(0.6)	(1.0)	10.7
Non-timber income (c)	13.2	(0.7)	0.1	—	—	—	12.6
Foreign exchange (d)	—	—	10.2	—	—	—	10.2
Other (e)	—	—	—	1.2	—	—	1.2
2024	$151.3	$25.4	$53.8	$106.8	($0.1)	($38.4)	$298.8

(a) Adjusted EBITDA is a non-GAAP measure defined and reconciled in Item 7 — Performance and Liquidity Indicators.
(b) For Timber segments, price reflects net stumpage realizations (i.e. net of cut and haul and shipping costs). For Real Estate, price is presented net of cash closing costs.
(c) For the Southern Timber segment, includes income from carbon capture and storage ("CCS") and solar energy contracts. For the Pacific Northwest Timber segment, includes Conservation Easement sales for habitat protection in Q2 2023. For the New Zealand Timber segment, includes income from carbon credit sales.
(d) Net of currency hedging impact.
(e) Real Estate includes deferred revenue adjustments, builder price participation and marketing fees related to Improved Development sales in addition to Conservation Easement sales and residential and commercial lease revenue.

SOUTHERN TIMBER

Full-year sales of $250.4 million decreased $13.7 million, or 5%, versus the prior year. Harvest volumes decreased 7% to 6.81 million tons versus 7.31 million tons in the prior year, primarily driven by wet ground conditions that constrained production, softer demand from lumber mills, and the impact of the Large Disposition completed in the fourth quarter. Average pine sawtimber stumpage realizations decreased 4% to $28.41 per ton versus $29.64 per ton in the prior year, while average pine pulpwood stumpage realizations increased 1% to $16.89 per ton versus $16.78 per ton in the prior year. The decrease in average pine sawtimber prices was primarily due to softer demand from sawmills, an unfavorable geographic mix, and the impact of salvage volume. The increase in average pine pulpwood prices was primarily driven by improved demand from pulp mills. Overall, weighted-average stumpage realizations (including hardwood) decreased 5% to $21.46 per ton versus $22.49 per ton in the prior year.

Operating income of $77.9 million increased $1.6 million versus the prior year due to higher non-timber income ($13.2 million), lower depletion rates ($1.1 million) and lower costs ($0.1 million), partially offset by lower net stumpage realizations ($7.0 million) and lower volumes ($5.8 million). Full-year Adjusted EBITDA of $151.3 million was $4.9 million below the prior year.

PACIFIC NORTHWEST TIMBER

Full-year sales of $100.8 million decreased $23.4 million, or 19%, versus the prior year. Harvest volumes decreased 7% to 1.22 million tons versus 1.31 million tons in the prior year, primarily due to the Large Dispositions completed in the region. Average delivered prices for domestic sawtimber decreased 8% to $89.79 per ton versus $97.71 per ton in the prior year due to a combination of weaker demand from domestic lumber mills, reduced export market tension, and an unfavorable species mix. Average delivered pulpwood prices decreased 23% to $29.88 per ton versus $38.78 per ton in the prior year due to softer mill demand in the region.

An operating loss of $6.3 million versus an operating loss of $9.0 million in the prior year was driven by lower depletion rates ($2.9 million) and lower costs ($2.1 million), partially offset by lower net stumpage realizations ($1.1 million), lower non-timber income ($0.7 million), and lower volumes ($0.5 million). Full-year Adjusted EBITDA of $25.4 million was $2.6 million below the prior year.

NEW ZEALAND TIMBER

Full-year sales of $238.6 million increased $3.1 million, or 1%, versus the prior year. Harvest volumes increased to 2.49 million tons versus 2.48 million tons in the prior year. Average delivered prices for export sawtimber increased 3% to $105.86 per ton versus $102.39 per ton in the prior year, as higher shipping costs were partially passed on to export customers through increased prices. Average delivered prices for domestic sawtimber of $66.05 per ton remained relatively consistent versus $66.31 per ton in the prior year.

Operating income of $33.5 million increased $7.4 million versus the prior year due to favorable foreign exchange impacts ($10.4 million), the prior year write-off of timber basis due to a tropical cyclone event ($2.3 million), lower depletion rates ($1.3 million), lower costs ($1.1 million), higher volumes ($0.2 million), and higher non-timber / carbon credit income ($0.1 million), partially offset by lower net stumpage realizations ($7.9 million). Full-year Adjusted EBITDA of $53.8 million was $3.8 million above the prior year.

REAL ESTATE

Full-year sales of $643.8 million increased $253.8 million versus the prior year, while operating income of $340.4 million increased $183.8 million versus the prior year. Sales and operating income in the current year included $495.0 million and $291.1 million, respectively, from Large Dispositions. Prior year sales and operating income included $242.2 million and $105.1 million, respectively, from Large Dispositions. Sales increased primarily due to significantly higher volumes (226,731 acres sold versus 85,618 acres sold in the prior year), partially offset by lower weighted average prices ($2,766 per acre versus $4,392 per acre in the prior year). Full-year Adjusted EBITDA of $106.8 million was $7.5 million above the prior year.

TRADING

Full-year sales of $29.6 million decreased $14.1 million versus the prior year due to lower volumes and prices. Sales volumes decreased 30% to 265,000 tons versus 378,000 tons in the prior year. Operating income and Adjusted EBITDA decreased $0.6 million versus the prior year.

CORPORATE AND OTHER EXPENSE / ELIMINATIONS

Full-year corporate and other operating expense of $42.9 million increased $3.8 million versus the prior year, primarily due to $1.6 million of costs related to disposition initiatives and $1.1 million of restructuring charges, as well as higher compensation and benefit related expenses. The restructuring charges were related to a workforce optimization initiative designed to reduce overhead costs following the disposition of approximately 255,000 acres of timberlands in connection with our Initiatives to Enhance Shareholder Value.

INTEREST EXPENSE, NET

Full-year interest expense of $36.9 million decreased $11.4 million versus the prior year, primarily due to lower average outstanding debt and the gain from a terminated cash flow hedge.

INTEREST AND OTHER MISCELLANEOUS INCOME, NET

Full-year interest and other miscellaneous income of $10.4 million decreased $10.2 million versus the prior year. The decrease versus the prior year is primarily due to lower net recoveries associated with legal settlements ($12.7 million) and higher pension settlement charges ($4.0 million), partially offset by higher interest income ($6.8 million) due to higher cash on hand as a result of the completed Large Dispositions.

INCOME TAX EXPENSE

Full-year income tax expense of $7.0 million increased $1.9 million versus the prior year as a result of higher taxable income, partially offset by a $1.2 million tax benefit associated with the pension termination and settlement. The New Zealand subsidiary is the primary driver of income tax expense.

SHARE REPURCHASES

During the fourth quarter, the Company repurchased 488,017 shares at an average price of $30.10 per share, or $14.7 million in total. In December, the Company announced a new $300 million share repurchase authorization, replacing our previous $100 million share repurchase authorization.

RESULTS OF OPERATIONS, 2023 VERSUS 2022

Refer to Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations" section contained in our Annual Report on Form 10-K for the year ended December 31, 2023 for the results of operations discussion for the fiscal year ended December 31, 2023 compared to the fiscal year ended December 31, 2022.

OUTLOOK FOR 2025

In 2025, we expect to achieve full-year harvest volumes in our Southern Timber segment of 6.9 to 7.1 million tons—a modest increase in harvest volumes versus the prior year, primarily due to the carryover of some planned 2024 volume into 2025, partially offset by reduced volume from the recent disposition in Oklahoma. Further, while we expect pine stumpage realizations to trend higher as the year progresses, we anticipate that full-year realizations will be slightly lower versus the prior year, due in part to the continued impact of salvage volume on the market. Lastly, we expect slightly lower non-timber income for full-year 2025 as compared to the prior year, which benefited from significant pipeline easement activity.

In our Pacific Northwest Timber segment, we expect to achieve full-year harvest volumes of approximately 0.9 million tons, which reflects the reduction in our Pacific Northwest sustainable yield resulting from the recent dispositions in Washington. Further, we expect that full-year weighted average log pricing will increase modestly versus the prior year as a result of improving demand conditions.

In our New Zealand Timber segment, we expect full-year harvest volumes of 2.5 to 2.7 million tons. We expect that full-year domestic and export sawtimber pricing will improve modestly relative to the full-year pricing achieved in 2024 as supply-demand fundamentals continue to improve. We further anticipate a modest increase in carbon credit sales in 2025, as pricing appears to have stabilized following a period of unusual market volatility.

In our Real Estate segment, we are encouraged by the continued strong demand and value realizations for our HBU properties, and we expect another solid year in both our rural land sales program as well as our improved development projects based on our current pipeline of transactions. However, similar to 2024, we anticipate very light closing activity in the first quarter.

Our 2025 outlook is subject to a number of variables and uncertainties, including those discussed at Item 1A — Risk Factors.

LIQUIDITY AND CAPITAL RESOURCES

Our principal source of cash is cash flow from operations, primarily the harvesting of timber and sales of real estate. As a REIT, our main use of cash is dividends on Rayonier Inc. common shares and distributions on Rayonier, L.P. units. We also use cash to maintain the productivity of our timberlands through replanting and silviculture. Our operations have generally produced consistent cash flow and required limited capital resources; however, acquisitions of timberlands generally require funding from external sources or Large Dispositions.

STRATEGY

We continuously evaluate our capital structure. Our strategy is to maintain a weighted-average cost of capital competitive with other timberland REITs and TIMOs, while maintaining an investment grade debt rating as well as retaining the flexibility to actively pursue capital allocation opportunities as they become available. Overall, we believe we have adequate liquidity and sources of capital to run our businesses efficiently and effectively and to maximize the value of our timberland and real estate assets under management.

On November 1, 2023, we announced an asset disposition and capital structure realignment plan (the "Plan") targeting $1 billion of select asset sales to reduce our leverage to ≤3.0x Net Debt / Adjusted EBITDA and return capital to share and unit holders. Since the announcement, we have closed on approximately $737 million of timberland dispositions and have reduced Net Debt / Adjusted EBITDA to 2.6x, while also returning capital to share and unit holders in the form of special cash dividends and share repurchases. We believe we remain on-track to achieve the remainder of the $1 billion disposition target as planned.

While we currently anticipate to execute the remainder of Plan as announced, facts and circumstances could change in the future, which may change our strategy or preclude us from executing the Plan as intended. See Item 1A — Risk Factors in this Annual Report on Form 10-K for additional information.

CREDIT RATINGS

Both our ability to obtain financing and the related costs of borrowing are affected by our credit ratings, which are periodically reviewed by the rating agencies. As of December 31, 2024, our credit ratings from S&P and Moody's were "BBB-" and "Baa3," respectively, with both agencies listing our outlook as "Stable."

SUMMARY OF LIQUIDITY AND FINANCING COMMITMENTS

	As of December 31,		
(in millions of dollars)	2024	2023	2022
Cash and cash equivalents	$323.2	$207.7	$114.3
Total debt (a)	1,114.8	1,372.7	1,523.1
Noncontrolling interests in the Operating Partnership	51.8	81.7	105.8
Shareholders' equity	1,780.5	1,877.6	1,880.7
Net Income Attributable to Rayonier Inc.	359.1	173.5	107.1
Adjusted EBITDA (b)	298.8	296.5	314.2
Total capitalization (total debt plus permanent and temporary equity)	2,947.1	3,332.0	3,509.6
Debt to capital ratio	38%	41%	43%
Debt to Adjusted EBITDA (b)	3.7	4.6	4.8
Net debt to Adjusted EBITDA (b)(c)	2.6	3.9	4.5
Net debt to enterprise value (c)(d)	17%	19%	22%

(a)   Total debt as of December 31, 2024, 2023 and 2022 reflects the principal on long-term debt, net of fair market value adjustments and gross of deferred financing costs and unamortized discounts of $5.6 million, $6.9 million and $8.4 million, respectively.

(b)   For a reconciliation of Adjusted EBITDA to net income see Item 7 — Performance and Liquidity Indicators.

(c)   Net debt is calculated as total debt less cash and cash equivalents.

(d)   Enterprise value based on market capitalization (including Rayonier, L.P. "OP" units) plus net debt based on Rayonier's share price of $26.10, $33.41, and $32.96 as of December 31, 2024, 2023 and 2022, respectively.

AT-THE-MARKET ("ATM" EQUITY OFFERING PROGRAM

On November 4, 2022, we entered into a new distribution agreement with a group of sales agents through which we may sell common shares, from time to time, having an aggregate sales price of up to $300 million (the "2022 ATM Program"). As of December 31, 2024, $269.7 million remains available for issuance under the 2022 ATM Program.

The following table outlines common share issuances pursuant to our ATM program (dollars in millions):

	Year Ended December 31,	
	2024	**2023**
Common shares issued under the ATM program	—	400
Average price of common shares issued under the ATM program	—	$34.03

CASH FLOWS

The following table summarizes our cash flows from operating, investing and financing activities for each of the three years ended December 31 (in millions of dollars):

	2024	**2023**	**2022**
Total cash provided by (used for):			
Operating activities	$261.6	$298.4	$269.2
Investing activities	354.0	124.1	(516.4)
Financing activities	(479.4)	(328.9)	(4.6)
Effect of exchange rate changes on cash	(1.4)	(0.6)	(1.9)
Change in cash, cash equivalents and restricted cash	$134.8	$93.0	($253.7)

CASH PROVIDED BY OPERATING ACTIVITIES

Cash provided by operating activities decreased $36.8 million versus the prior year primarily due to changes in working capital and lower net recoveries on legal settlements.

CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES

Cash provided by investing activities increased $229.9 million versus the prior year primarily due to higher proceeds from Large Dispositions ($244.9 million) and lower capital expenditures ($1.7 million), partially offset by higher cash used for timberland acquisitions ($8.7 million), higher real estate development investments ($2.7 million), and other investing activities ($5.2 million).

CASH USED FOR FINANCING ACTIVITIES

Cash used for financing activities increased $150.5 million from the prior year due to higher debt repayments ($100.0 million), higher dividends paid on common shares ($30.6 million), increases in share repurchases ($14.6 million), higher distributions to noncontrolling interests in consolidated affiliates ($5.4 million), and lower proceeds from the issuance of common shares under the incentive stock plan ($0.1 million), partially offset by lower distributions to noncontrolling interests in the Operating Partnership ($0.2 million), and lower costs associated with the issuance of common shares under the ATM Program ($0.1 million).

FUTURE USES OF CASH

We expect future uses of cash to include working capital requirements, principal and interest payments on long-term debt, lease payments, capital expenditures, real estate development investments, timberland acquisitions, dividends on Rayonier Inc. common shares and distributions on Rayonier, L.P. units, distributions to noncontrolling interests, repurchases of the Company's common shares, or other expenditures as needed.

Significant long-term uses of cash include the following (in millions):

Future uses of cash (in millions)	Total	2025	Payments Due by Period 2026-2027	2028-2029	Thereafter
Long-term debt (a)	$1,095.4	—	$245.4	$400.0	$450.0
Current maturities of long-term debt	19.4	19.4	—	—	—
Interest payments on long-term debt (b)	197.7	52.9	80.8	45.4	18.6
Operating leases — timberland (c)	174.5	7.8	14.2	13.6	138.9
Operating leases — PP&E, offices (c)	4.7	1.0	1.1	0.8	1.8
Commitments — real estate projects	60.5	25.7	17.2	10.1	7.5
Commitments — derivatives (d)	6.8	3.8	3.0	—	—
Commitments — environmental remediation (e)	7.9	4.3	1.2	0.5	1.9
Commitments — other (f)	2.8	1.3	1.0	0.1	0.4
Total	$1,569.7	$116.2	$363.9	$470.5	$619.1

(a)   The book value of long-term debt, net of deferred financing costs and unamortized discounts, is currently recorded at $1,089.8 million on our Consolidated Balance Sheets, but upon maturity the liability will be $1,095.4 million. See Note 7 — Debt for additional information.

(b)   Projected interest payments for variable-rate debt were calculated based on outstanding principal amounts and interest rates as of December 31, 2024 and excludes the impact of hedging.

(c)   Excludes anticipated renewal options.

(d)   Commitments — derivatives represent payments expected to be made on derivative financial instruments (foreign exchange contracts). See Note 8 — Derivative Financial Instruments and Hedging Activities for additional information.

(e)   Commitments — environmental remediation represents our estimate of potential liability associated with environmental contamination and Natural Resource Damages in Port Gamble, Washington. See Note 12 — Environmental and Natural Resource Damage Liabilities for additional information.

(f)   Commitments — other includes other purchase obligations.

We expect to fund future uses of cash with a combination of existing cash balances, cash generated by operating activities, the remaining issuances available under the Company's ATM Program, Large Dispositions and the use of our revolving credit facilities. We believe we have sufficient sources of funding to meet our business requirements for the next 12 months and in the longer term.

EXPECTED 2025 EXPENDITURES

Capital expenditures in 2025 are forecasted to be between $72 million and $77 million, excluding any strategic timberland acquisitions we may make. Capital expenditures are expected to primarily consist of seedling planting, fertilization and other silvicultural activities, property taxes, lease payments, allocated overhead and other capitalized costs. Aside from capital expenditures, we may also acquire timberland as we actively evaluate acquisition opportunities.

Real estate development investments in 2025 are expected to be between $28 million and $32 million, net of reimbursements from community development bonds. Expected real estate development investments are primarily related to Wildlight, our mixed-use community development project located north of Jacksonville, Florida and Heartwood, our mixed-use development project located in Richmond Hill just south of Savannah, Georgia.

Our 2025 dividend payments on Rayonier Inc. common shares and distributions to Rayonier, L.P. unitholders are expected to be approximately $171.2 million and $2.3 million, respectively. These estimates exclude the additional dividend and distribution paid January 30, 2025, to shareholders of record on December 12, 2024. They assume no change in the quarterly dividend rate of $0.2725 per share or unit announced on February 5, 2025, and no material changes in outstanding common shares or partnership units. See the subsequent events section of Note 1 — Summary of Significant Accounting Policies for additional information regarding our quarterly dividend and distribution rate.

Future share repurchases, if any, will depend on the Company's liquidity and cash flow, as well as general market conditions and other considerations including capital allocation priorities.

Cash income tax payments in 2025 are expected to be between $6 million and $9 million, primarily due to the New Zealand subsidiary.

OFF-BALANCE SHEET ARRANGEMENTS

We utilize off-balance sheet arrangements to provide credit support for certain suppliers and vendors in case of their default on critical obligations, and collateral for outstanding claims under our previous workers' compensation self-insurance programs. These arrangements consist of standby letters of credit and surety bonds. As part of our ongoing operations, we also periodically issue guarantees to third parties. Off-balance sheet arrangements are not considered a source of liquidity or capital resources and do not expose us to material risks or material unfavorable financial impacts. See Note 13 — Guarantees for additional information on the letters of credit and surety bonds as of December 31, 2024.

SUMMARY OF GUARANTOR FINANCIAL INFORMATION

In May 2021, Rayonier, L.P. issued $450 million of 2.75% Senior Notes due 2031 (the "Senior Notes due 2031"). Rayonier TRS Holdings Inc., together with Rayonier Inc. and Rayonier Operating Company LLC agreed to irrevocably, fully and unconditionally guarantee jointly and severally, the obligations of Rayonier, L.P. in regards to the Senior Notes due 2031. As a general partner of Rayonier, L.P., Rayonier Inc. consolidates Rayonier, L.P. and has no material assets or liabilities other than its interest in Rayonier, L.P. These notes are unsecured and unsubordinated and will rank equally with all other unsecured and unsubordinated indebtedness from time to time outstanding.

Rayonier, L.P. is a limited partnership, in which Rayonier Inc. is the general partner. The operating subsidiaries of Rayonier, L.P. conduct all of our operations. Rayonier, L.P.'s most significant assets are its interest in operating subsidiaries, which have been excluded in the table below to eliminate intercompany transactions between the issuer and guarantors and to exclude investments in non-guarantors. As a result, our ability to make required payments on the notes depends on the performance of our operating subsidiaries and their ability to distribute funds to us. There are no material restrictions on dividends from the operating subsidiaries.

The following table contains the summarized balance sheet information for the consolidated obligor group of debt issued by Rayonier, L.P. for the two years ended December 31:

(in millions)	December 31, 2024	December 31, 2023
Current assets	$311.9	$197.5
Non-current assets	93.1	98.8
Current liabilities	293.8	60.0
Non-current liabilities	2,341.5	2,181.6
Due to non-guarantors	1,273.3	861.5

The following table contains the summarized results of operations information for the consolidated obligor group of debt issued by Rayonier, L.P. for the two years ended December 31:

(in millions)	December 31, 2024	December 31, 2023
Cost and expenses	($35.4)	($32.3)
Operating loss	(35.4)	(32.3)
Net loss	(60.2)	(70.5)
Revenue from non-guarantors	1,263.0	1,108.9

LIQUIDITY FACILITIES

See Note 7 — Debt for information on liquidity facilities and other outstanding debt, as well as for information on covenants that must be met in connection with our Senior Notes due 2031, 2015 Term Loan Agreement, 2016 Incremental Term Loan Agreement, 2021 Incremental Term Loan Agreement and Revolving Credit Facility.

RESTRICTED CASH

See Note 21 — Restricted Cash for further information regarding the funds deposited with a third-party intermediary and cash held in escrow.

PERFORMANCE AND LIQUIDITY INDICATORS

The discussion below is presented to enhance the reader's understanding of our operating performance, liquidity, and ability to generate cash and satisfy rating agency and creditor requirements. This information includes two measures of financial results: Adjusted Earnings before Interest, Taxes, Depreciation, Depletion and Amortization ("Adjusted EBITDA"), and Cash Available for Distribution ("CAD"), which are both non-GAAP financial measures used to supplement Rayonier's financial statements presented in accordance with GAAP. These measures are not defined by GAAP and the discussion of Adjusted EBITDA and CAD is not intended to conflict with or change any of the GAAP disclosures described above. Management considers these measures to be important to estimate the enterprise and shareholder values of the Company as a whole and of its core segments, and for allocating capital resources. In addition, analysts, investors and creditors use these measures when analyzing our operating performance, financial condition and cash generating ability. Management uses Adjusted EBITDA as a performance measure and CAD as a liquidity measure. Adjusted EBITDA and CAD as defined may not be comparable to similarly titled measures reported by other companies. These non-GAAP measures should be considered supplemental to, and not a substitute for, financial information prepared in accordance with GAAP.

Adjusted EBITDA is a non-GAAP measure that management uses to make strategic decisions about the business and that investors can use to evaluate the operational performance of the assets under management. It excludes specific items that management believes are not indicative of the Company's ongoing operating results. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, depletion, amortization, the non-cash cost of land and improved development, non-operating income and expense, costs related to disposition initiatives, restructuring charges, timber write-offs resulting from casualty events, gain associated with the multi-family apartment complex sale attributable to noncontrolling interests and Large Dispositions.

We reconcile Adjusted EBITDA to Net Income for the consolidated Company and to Operating Income (Loss) for the segments, as those are the most comparable GAAP measures for each. The following table provides a reconciliation of Net Income to Adjusted EBITDA for the three years ended December 31 (in millions of dollars):

	2024	2023	2022
Net Income to Adjusted EBITDA Reconciliation			
Net Income	$369.0	$178.5	$122.8
Interest, net and miscellaneous income (a)	27.8	45.9	33.2
Income tax expense (b)	7.0	5.1	9.4
Depreciation, depletion and amortization	140.2	158.2	147.3
Non-cash cost of land and improved development	44.4	29.8	28.4
Non-operating (income) expense (c)	(1.3)	(18.3)	0.4
Costs related to disposition initiatives (d)	1.6	—	—
Restructuring charges (e)	1.1	—	—
Timber write-offs resulting from casualty events (f)	—	2.3	0.7
Gain associated with the multi-family apartment complex sale attributable to NCI (g)	—	—	(11.5)
Large Dispositions (h)	(291.1)	(105.1)	(16.6)
Adjusted EBITDA	$298.8	$296.5	$314.2

(a) The year ended December 31, 2024 includes a $1.6 million gain from a terminated cash flow hedge.

(b) The year ended December 31, 2024 includes a $1.2 million income tax benefit related to the pension settlement.

(c) The year ended December 31, 2024 includes $8.0 million of net recoveries associated with legal settlements, which is partially offset by $6.0 million of pension settlement charges. The year ended December 31, 2023 includes $20.7 million of net recoveries associated with legal settlements, which is partially offset by $2.0 million of pension settlement charges.

(d) Costs related to disposition initiatives include legal, advisory, and other due diligence costs incurred in connection with the Company's asset disposition plan, which was announced in November 2023.

(e) Restructuring charges include severance costs related to workforce optimization initiatives.

(f) Timber write-offs resulting from casualty events includes the write-off of merchantable and pre-merchantable timber volume damaged by casualty events that cannot be salvaged.

(g) Gain associated with the multi-family apartment complex sale attributable to noncontrolling interests represents the gain recognized in connection with the sale of property by the Bainbridge Landing joint venture attributable to noncontrolling interests.

(h) Large Dispositions are defined as transactions involving the sale of productive timberland assets that exceed $20 million in size and do not reflect a demonstrable premium relative to timberland value.

The following tables provide a reconciliation of Operating Income (Loss) by segment to Adjusted EBITDA by segment for the three years ended December 31 (in millions of dollars):

	Southern Timber	Pacific Northwest Timber	New Zealand Timber	Real Estate	Trading	Corporate and Other	Total
2024							
Operating income (loss)	$77.9	($6.3)	$33.5	$340.4	($0.1)	($42.9)	$402.5
Add: Costs related to disposition initiatives (a)	—	—	—	—	—	1.6	1.6
Add: Restructuring charges (b)	—	—	—	—	—	1.1	1.1
Add: Depreciation, depletion and amortization	73.4	31.7	20.3	13.1	—	1.8	140.2
Add: Non-cash cost of land and improved development	—	—	—	44.4	—	—	44.4
Less: Large Dispositions (c)	—	—	—	(291.1)	—	—	(291.1)
Adjusted EBITDA	$151.3	$25.4	$53.8	$106.8	($0.1)	($38.4)	$298.8
2023							
Operating income (loss)	$76.3	($9.0)	$26.0	$156.6	$0.5	($39.1)	$211.3
Add: Depreciation, depletion and amortization	80.0	36.9	21.7	18.0	—	1.7	158.2
Add: Non-cash cost of land and improved development	—	—	—	29.8	—	—	29.8
Add: Timber write-offs resulting from casualty events (d)	—	—	2.3	—	—	—	2.3
Less: Large Dispositions (c)	—	—	—	(105.1)	—	—	(105.1)
Adjusted EBITDA	$156.2	$27.9	$50.0	$99.3	$0.5	($37.4)	$296.5
2022							
Operating income	$96.6	$15.2	$30.6	$58.5	$0.4	($35.5)	$165.8
Add: Depreciation, depletion and amortization	60.3	48.0	23.9	13.9	—	1.3	147.3
Add: Non-cash cost of land and improved development	—	—	—	28.4	—	—	28.4
Add: Timber write-offs resulting from casualty events (d)	—	0.7	—	—	—	—	0.7
Less: Gain associated with the multi-family apartment complex sale attributable to NCI (e)	—	—	—	(11.5)	—	—	(11.5)
Less: Large Dispositions (c)	—	—	—	(16.6)	—	—	(16.6)
Adjusted EBITDA	$156.9	$63.9	$54.5	$72.7	$0.4	($34.2)	$314.2

(a) Costs related to disposition initiatives include legal, advisory, and other due diligence costs incurred in connection with the Company's asset disposition plan, which was announced in November 2023.
(b) Restructuring charges include severance costs related to workforce optimization initiatives.
(c) Large Dispositions are defined as transactions involving the sale of productive timberland assets that exceed $20 million in size and do not reflect a demonstrable premium relative to timberland value.
(d) Timber write-offs resulting from casualty events includes the write-off of merchantable and pre-merchantable timber volume damaged by casualty events that cannot be salvaged.
(e) Gain associated with the multi-family apartment complex sale attributable to noncontrolling interests represents the gain recognized in connection with the sale of property by the Bainbridge Landing joint venture attributable to noncontrolling interests.

Cash Available for Distribution (CAD) is a non-GAAP measure of cash generated during a period that is available for common stock dividends, distributions to Operating Partnership unitholders, distributions to noncontrolling interests, repurchase of the Company's common shares, debt reduction, timberland acquisitions and real estate development investments. CAD is defined as cash provided by operating activities adjusted for capital spending (excluding timberland acquisitions and real estate development investments) and working capital and other balance sheet changes. In compliance with SEC requirements for non-GAAP measures, we reduce CAD by mandatory debt repayments, which results in the measure entitled "Adjusted CAD." CAD and Adjusted CAD generated in any period are not necessarily indicative of the CAD that may be generated in future periods.

Below is a reconciliation of Cash Provided by Operating Activities to Adjusted CAD for the three years ended December 31 (in millions):

	2024	2023	2022
Cash provided by operating activities	$261.6	$298.4	$269.2
Capital expenditures (a)	(79.8)	(81.4)	(74.8)
Net recovery on legal settlements (b)	(8.0)	(20.7)	—
Working capital and other balance sheet changes	9.9	(32.4)	(2.9)
CAD	$183.7	$163.9	$191.5
Mandatory debt repayments	—	—	—
Adjusted CAD	$183.7	$163.9	$191.5
Cash provided by (used for) investing activities	$354.0	$124.1	($516.4)
Cash used for financing activities	($479.4)	($328.9)	($4.6)

(a) Capital expenditures exclude timberland acquisitions and real estate development investments.
(b) Reflects the net gain from litigation regarding insurance claims.

The following table provides supplemental cash flow data for the three years ended December 31 (in millions):

	2024	2023	2022
Purchase of timberlands	($22.8)	($14.1)	($458.5)
Real Estate development investments	(25.8)	(23.1)	(13.7)
Distributions to noncontrolling interests in consolidated affiliates	(7.1)	(1.7)	(19.4)

Item 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including changes in interest rates, commodity prices and foreign exchange rates. Our objective is to minimize the economic impact of these market risks. We use derivatives in accordance with policies and procedures approved by the Audit Committee of the Board of Directors. Derivatives are managed by a senior executive committee whose responsibilities include initiating, managing and monitoring resulting exposures. We do not enter into financial instruments for trading or speculative purposes.

Interest Rate Risk

We are exposed to interest rate risk through our variable rate debt due to changes in SOFR. However, we use interest rate swaps to manage our exposure to interest rate movements on our term credit agreements by swapping existing and anticipated future borrowings from floating rates to fixed rates. As of December 31, 2024, we had $600 million of U.S. long-term variable rate debt outstanding on our term credit agreements.

The notional amount of outstanding interest rate swap contracts with respect to our term credit agreements at December 31, 2024 was also $600 million. The $200 million 2015 Term Loan Agreement matures in April 2028 and on August 1, 2024, three forward-starting interest rate swaps with a total notional amount of $200 million matured into active interest rate swaps and fixed $200 million of the outstanding principal over its remaining four-year term. The 2016 Incremental Term Loan Agreement and associated interest rate swaps mature in May 2026, and the 2021 Incremental Term Loan Agreement and associated interest rate swaps mature in June 2029. At this current borrowing and derivatives level, a hypothetical one-percentage point increase/decrease in interest rates would result in no corresponding increase/decrease in interest payments and expense over a 12-month period.

The fair market value of our fixed interest rate debt is also subject to interest rate risk. The estimated fair value of our fixed rate debt at December 31, 2024 was $451.6 million compared to the $514.8 million principal amount. We use interest rates of debt with similar terms and maturities to estimate the fair value of our debt. Generally, the fair market value of fixed-rate debt will increase as interest rates fall and decrease as interest rates rise. A hypothetical one-percentage point increase/decrease in prevailing interest rates at December 31, 2024 would result in a corresponding decrease/increase in the fair value of our fixed rate debt of approximately $22 million and $23 million, respectively.

We estimate the periodic effective interest rate on our U.S. long-term fixed and variable rate debt to be approximately 2.3% after consideration of interest rate swaps and estimated patronage refunds and excluding unused commitment fees on the revolving credit facility.

The following table summarizes our outstanding debt, interest rate swaps and average interest rates, by year of expected maturity and their fair values at December 31, 2024:

(Dollars in thousands)	2025	2026	2027	2028	2029	Thereafter	Total	Fair Value
Variable rate debt:								
Principal amounts	—	$200,000	—	$200,000	$200,000	—	$600,000	$600,000
Average interest rate (a)(b)	—	6.30%	—	6.15%	6.20%	—	6.21%	
Fixed rate debt:								
Principal amounts	$19,442	$22,683	$22,683	—	—	$450,000	$514,808	$451,584
Average interest rate (b)	2.95%	3.64%	6.48%	—	—	2.75%	2.96%	
Interest rate swaps:								
Notional amount	—	$200,000	—	$200,000	$200,000	—	$600,000	$49,353
Average pay rate (b)	—	1.50%	—	1.37%	0.67%	—	1.18%	
Average receive rate (c)	—	4.55%	—	4.55%	4.55%	—	4.55%	

(a) Excludes estimated patronage refunds.

(b) Interest rates as of December 31, 2024.

(c) Average daily Simple SOFR rate as of December 31, 2024 based on a 30-day look back period.

Foreign Currency Exchange Rate Risk

The New Zealand subsidiary's export sales are predominantly denominated in U.S. dollars, and therefore its cash flows are affected by fluctuations in the exchange rate between the New Zealand dollar and the U.S. dollar. This exposure is partially managed by a natural currency hedge, as ocean freight payments and shareholder distributions are also paid in U.S. dollars. We manage any excess foreign exchange exposure through the use of derivative financial instruments.

Foreign Exchange Exposure

At December 31, 2024, the New Zealand subsidiary had foreign currency exchange contracts with a notional amount of $128 million and foreign currency option contracts with a notional amount of $132 million outstanding related to foreign export sales. The amount hedged represents a portion of forecasted U.S. dollar denominated export timber and log trading sales proceeds over the next 36 months and next 2 months, respectively.

The following table summarizes our outstanding foreign currency exchange rate risk contracts at December 31, 2024:

(Dollars in thousands)	0-1 months	1-2 months	2-3 months	3-6 months	6-12 months	12-18 months	18-24 months	24-36 months	Total	Fair Value
Foreign exchange contracts to sell U.S. dollar for New Zealand dollar										
Notional amount	$5,100	$3,000	$5,500	$14,000	$32,000	$23,000	$17,000	$28,000	$127,600	($6,885)
Average contract rate	1.6667	1.6918	1.6636	1.6550	1.6430	1.6490	1.6771	1.6673	1.6582	
Foreign currency option contracts to sell U.S. dollar for New Zealand dollar										
Notional amount	$4,000	$4,000	$4,000	$14,000	$24,000	$22,000	$22,000	$38,000	$132,000	($2,164)
Average strike price	1.6445	1.6455	1.6463	1.6725	1.7247	1.6544	1.6871	1.6690	1.6780	

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Rayonier Inc.

To Our Shareholders:

The management of Rayonier Inc. and its subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our system of internal controls over financial reporting is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of the financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of the inherent limitations of internal control over financial reporting, misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Rayonier Inc.'s management, under the supervision of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, we used the framework included in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on our evaluation under the criteria set forth in *Internal Control — Integrated Framework*, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Ernst & Young LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements, has issued an audit report on the Company's internal control over financial reporting as of December 31, 2024. The report on the Company's internal control over financial reporting as of December 31, 2024, is on page 61.

RAYONIER INC.

By: /s/ MARK MCHUGH
_____

Mark McHugh
President and Chief Executive Officer
(Principal Executive Officer)

February 21, 2025

By: /s/ APRIL TICE
_____

April Tice
Senior Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

February 21, 2025

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Rayonier, L.P.

To Our Unitholders:

The management of Rayonier, L.P. and its subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our system of internal controls over financial reporting is designed to provide reasonable assurance to the Operating Partnership's management and the Rayonier Inc. Board of Directors regarding the preparation and fair presentation of the financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of the inherent limitations of internal control over financial reporting, misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Rayonier, L.P.'s management, under the supervision of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, we used the framework included in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on our evaluation under the criteria set forth in *Internal Control — Integrated Framework*, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

RAYONIER, L.P.

By: RAYONIER, INC., its sole general partner

By: /s/ MARK MCHUGH
_____
Mark McHugh
President and Chief Executive Officer
(Principal Executive Officer)

February 21, 2025

By: /s/ APRIL TICE
_____
April Tice
Senior Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

February 21, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Rayonier Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Rayonier Inc. and subsidiaries' internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Rayonier Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income and comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and the financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements") and our report dated February 21, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Jacksonville, Florida
February 21, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Rayonier Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Rayonier Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income and comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 21, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Depletion of Timber

Description of the Matter

For the year ended December 31, 2024, the Company recognized $290 million in depletion expense and the Timber and Timberlands balance, net of depletion and amortization, was $2,724 million at December 31, 2024. As described in Note 1 to the financial statements, the Company establishes an annual depletion rate for each particular region. Depletion rates are determined by region by dividing merchantable inventory cost by standing merchantable inventory volume, which is estimated annually. The Company charges accumulated costs attributed to merchantable timber to depletion expense (cost of sales) at the time the timber is harvested or when the underlying timberland is sold.

Auditing management's annual depletion rate was complex and subjective due to the estimation uncertainty in determining the standing merchantable inventory volume utilized in the calculation of the depletion rate for each region. In particular, estimating the standing merchantable inventory volume involves statistical sampling and growth modeling using inputs such as growth estimates, harvest information and environmental and operational restrictions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's process for establishing the annual depletion rate for each geographic region. For example, we tested controls over management's review of the estimated standing merchantable inventory volume that was determined for each geographic region.

To test the annual depletion rates (including estimated standing merchantable inventory volume), our audit procedures included, among others, evaluating the methodology used and testing the completeness and accuracy of the underlying data used by the Company. We inspected satellite images to test timber existence and assessed the timberland for features that would impact the Company's ability to harvest its timber. In addition, we evaluated current year changes to harvestability, analyzed the change in depletion as a percentage of sales, utilized published industry growth rates to assess the increase in timber volume and compared actual volume harvested to the volume estimated by the Company.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2012.

Jacksonville, Florida
February 21, 2025

Report of Independent Registered Public Accounting Firm

To the Unitholders of Rayonier, L.P. and the Board of Directors of Rayonier Inc., the general partner of Rayonier, L.P.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Rayonier, L.P. and subsidiaries (the Operating Partnership) as of December 31, 2024 and 2023, the related consolidated statements of income and comprehensive income (loss), changes in capital and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Operating Partnership at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Operating Partnership's management. Our responsibility is to express an opinion on the Operating Partnership's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Operating Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Operating Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Operating Partnership's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Depletion of Timber

Description of the Matter

For the year ended December 31, 2024, the Operating Partnership recognized $290 million in depletion expense and the Timber and Timberlands balance, net of depletion and amortization, was $2,724 million at December 31, 2024. As described in Note 1 to the financial statements, the Operating Partnership establishes an annual depletion rate for each particular region. Depletion rates are determined by region by dividing merchantable inventory cost by standing merchantable inventory volume, which is estimated annually. The Operating Partnership charges accumulated costs attributed to merchantable timber to depletion expense (cost of sales) at the time the timber is harvested or when the underlying timberland is sold.

Auditing management's annual depletion rate was complex and subjective due to the estimation uncertainty in determining the standing merchantable inventory volume utilized in the calculation of the depletion rate for each region. In particular, estimating the standing merchantable inventory volume involves statistical sampling and growth modeling using inputs such as growth estimates, harvest information and environmental and operational restrictions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Operating Partnership's process for establishing the annual depletion rate for each geographic region. For example, we tested controls over management's review of the estimated standing merchantable inventory volume that was determined for each geographic region.

To test the annual depletion rates (including estimated standing merchantable inventory volume), our audit procedures included, among others, evaluating the methodology used and testing the completeness and accuracy of the underlying data used by the Operating Partnership. We inspected satellite images to test timber existence and assessed the timberland for features that would impact the Operating Partnership's ability to harvest its timber. In addition, we evaluated current year changes to harvestability, analyzed the change in depletion as a percentage of sales, utilized published industry growth rates to assess the increase in timber volume and compared actual volume harvested to the volume estimated by the Operating Partnership.

/s/ Ernst & Young LLP

We have served as the Operating Partnership's auditor since 2019.

Jacksonville, Florida
February 21, 2025

RAYONIER INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)
For the Years Ended December 31,
(Thousands of dollars, except per share data)

	2024	2023	2022
SALES (NOTE 3)	$1,262,997	$1,056,933	$909,072
Costs and Expenses			
Cost of sales	(784,833)	(762,570)	(688,284)
Selling and general expenses	(74,421)	(74,773)	(64,670)
Other operating (expense) income, net (Note 17)	(1,277)	(8,306)	9,704
	(860,531)	(845,649)	(743,250)
OPERATING INCOME	402,466	211,284	165,822
Interest expense, net	(36,916)	(48,342)	(36,207)
Interest and other miscellaneous income, net	10,483	20,675	2,565
INCOME BEFORE INCOME TAXES	376,033	183,617	132,180
Income tax expense (Note 20)	(7,050)	(5,122)	(9,389)
NET INCOME	368,983	178,495	122,791
Less: Net income attributable to noncontrolling interests in the Operating Partnership	(4,834)	(2,905)	(2,393)
Less: Net income attributable to noncontrolling interests in consolidated affiliates	(5,002)	(2,097)	(13,321)
NET INCOME ATTRIBUTABLE TO RAYONIER INC.	359,147	173,493	107,077
OTHER COMPREHENSIVE INCOME (LOSS)			
Foreign currency translation adjustment, net of income tax effect of $0, $0 and $0	(33,100)	(1,516)	(23,093)
Cash flow hedges, net of income tax effect of $3,790, $2,368 and $555	(16,356)	(9,957)	76,039
Pension and postretirement benefit plans, net of income tax effect of $1,222, $0 and $0	9,846	593	1,627
Total other comprehensive (loss) income	(39,610)	(10,880)	54,573
COMPREHENSIVE INCOME	329,373	167,615	177,364
Less: Comprehensive income attributable to noncontrolling interests in the Operating Partnership	(4,356)	(2,639)	(3,692)
Less: Comprehensive income attributable to noncontrolling interests in consolidated affiliates	(1,276)	(3,449)	(12,182)
COMPREHENSIVE INCOME ATTRIBUTABLE TO RAYONIER INC.	$323,741	$161,527	$161,490
EARNINGS PER COMMON SHARE (NOTE 6)			
Basic earnings per share attributable to Rayonier Inc.	$2.41	$1.17	$0.73
Diluted earnings per share attributable to Rayonier Inc.	$2.39	$1.17	$0.73

See Notes to Consolidated Financial Statements.

RAYONIER INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31,
(Thousands of dollars, except share data)

	2024	2023
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$323,158	$207,696
Restricted cash, current (Note 21)	19,366	—
Trade receivables, less allowance for doubtful accounts of $401 and $210	26,969	28,652
Other receivables	13,239	11,517
Inventory (Note 15)	32,341	31,017
Prepaid logging roads	12,196	15,425
Prepaid expenses	3,575	3,645
Assets held for sale (Note 22)	5,371	9,932
Other current assets	678	9,074
Total current assets	436,893	316,958
TIMBER AND TIMBERLANDS, NET OF DEPLETION AND AMORTIZATION	2,724,069	3,004,316
HIGHER AND BETTER USE TIMBERLANDS AND REAL ESTATE DEVELOPMENT INVESTMENTS (NOTE 14)	109,610	105,595
PROPERTY, PLANT AND EQUIPMENT		
Land	5,581	6,453
Buildings	26,200	31,251
Machinery and equipment	5,047	6,523
Construction in progress	779	1,841
Total property, plant and equipment, gross	37,607	46,068
Less—accumulated depreciation	(19,232)	(19,059)
Total property, plant and equipment, net	18,375	27,009
RESTRICTED CASH, NON-CURRENT (NOTE 21)	676	678
RIGHT-OF-USE ASSETS (NOTE 16)	82,670	95,474
OTHER ASSETS (NOTE 23)	102,126	97,555
TOTAL ASSETS	$3,474,419	$3,647,585
LIABILITIES, NONCONTROLLING INTERESTS IN THE OPERATING PARTNERSHIP AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$26,059	$26,561
Current maturities of long-term debt, net (Note 7)	19,442	—
Accrued taxes	4,238	4,394
Accrued payroll and benefits	16,052	14,215
Accrued interest	5,228	7,094
Pension and other postretirement benefits (Note 18)	57	8,444
Dividend and distribution payable	271,815	30,148
Deferred revenue	20,902	19,012
Other current liabilities	24,917	30,409
Total current liabilities	388,710	140,277
LONG-TERM DEBT, NET (NOTE 7)	1,089,770	1,365,773
PENSION AND OTHER POSTRETIREMENT BENEFITS, NON-CURRENT (NOTE 18)	1,349	1,441
LONG-TERM LEASE LIABILITY (NOTE 16)	76,297	87,684
LONG-TERM DEFERRED REVENUE	10,697	11,294
OTHER NON-CURRENT LIABILITIES	75,220	81,863
COMMITMENTS AND CONTINGENCIES (NOTES 10 and 11)		
NONCONTROLLING INTERESTS IN THE OPERATING PARTNERSHIP (NOTE 5)	51,843	81,651
SHAREHOLDERS' EQUITY		
Common Shares, 480,000,000 shares authorized, 148,536,643 and 148,299,117 shares issued and outstanding	1,522,487	1,497,641
Retained earnings	257,254	338,244
Accumulated other comprehensive (loss) income (Note 24)	(10,429)	24,651
TOTAL RAYONIER INC. SHAREHOLDERS' EQUITY	1,769,312	1,860,536
Noncontrolling interests in consolidated affiliates (Note 5)	11,221	17,066
TOTAL SHAREHOLDERS' EQUITY	1,780,533	1,877,602
TOTAL LIABILITIES, NONCONTROLLING INTERESTS IN THE OPERATING PARTNERSHIP AND SHAREHOLDERS' EQUITY	$3,474,419	$3,647,585

See Notes to Consolidated Financial Statements.

RAYONIER INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Thousands of dollars, except share data)

	Common Shares		Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Noncontrolling Interests in Consolidated Affiliates	Shareholders' Equity
	Shares	Amount				
Balance, December 31, 2021	145,372,961	$1,389,073	$402,307	($19,604)	$43,802	$1,815,578
Net income	—	—	109,470	—	13,321	122,791
Net income attributable to noncontrolling interests in the Operating Partnership	—	—	(2,393)	—	—	(2,393)
Dividends ($1.125 per share) (a)	—	—	(165,902)	—	—	(165,902)
Issuance of shares under the "at-the-market" equity offering, net of commissions and offering costs of $1.1 million	1,579,228	59,350	—	—	—	59,350
Issuance of shares under incentive stock plans	321,337	2,466	—	—	—	2,466
Stock-based incentive compensation	—	12,356	—	—	—	12,356
Repurchase of common shares	(97,809)	(4,225)	—	—	—	(4,225)
Adjustment of noncontrolling interests in the Operating Partnership	—	—	23,155	—	—	23,155
Conversion of units into common shares	106,914	3,925	—	—	—	3,925
Pension and postretirement benefit plans	—	—	—	1,627	—	1,627
Foreign currency translation adjustment	—	—	—	(22,282)	(811)	(23,093)
Cash flow hedges	—	—	—	76,367	(328)	76,039
Allocation of other comprehensive income to noncontrolling interests in the Operating Partnership	—	—	—	(295)	—	(295)
Distributions to noncontrolling interests in consolidated affiliates	—	—	—	—	(12,807)	(12,807)
Noncontrolling interests in consolidated affiliates redemption of shares	—	—	—	—	(27,860)	(27,860)
Balance, December 31, 2022	147,282,631	$1,462,945	$366,637	$35,813	$15,317	$1,880,712
Net income	—	—	176,398	—	2,097	178,495
Net income attributable to noncontrolling interests in the Operating Partnership	—	—	(2,905)	—	—	(2,905)
Dividends ($1.34 per share) (a)(b)	—	—	(199,465)	—	—	(199,465)
Issuance of shares under the "at-the-market" equity offering, net of commissions and offering costs	400	(81)	—	—	—	(81)
Issuance of shares under incentive stock plans	380,080	75	—	—	—	75
Stock-based incentive compensation	—	14,002	—	—	—	14,002
Repurchase of common shares	(128,923)	(4,217)	—	—	—	(4,217)
Adjustment of noncontrolling interests in the Operating Partnership	—	—	(2,421)	—	—	(2,421)
Conversion of units into common shares	764,929	24,917	—	—	—	24,917
Pension and postretirement benefit plans	—	—	—	593	—	593
Foreign currency translation adjustment	—	—	—	(1,466)	(50)	(1,516)
Cash flow hedges	—	—	—	(11,358)	1,401	(9,957)
Allocation of other comprehensive loss to noncontrolling interests in the Operating Partnership	—	—	—	1,069	—	1,069
Distributions to noncontrolling interests in consolidated affiliates	—	—	—	—	(1,699)	(1,699)
Balance, December 31, 2023	148,299,117	$1,497,641	$338,244	$24,651	$17,066	$1,877,602

RAYONIER INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (CONTINUED)
(Thousands of dollars, except share data)

	Common Shares					
	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Noncontrolling Interests in Consolidated Affiliates	Shareholders' Equity
Balance, December 31, 2023	148,299,117	$1,497,641	$338,244	$24,651	$17,066	$1,877,602
Net income	—	—	363,981	—	5,002	368,983
Net income attributable to noncontrolling interests in the Operating Partnership	—	—	(4,834)	—	—	(4,834)
Dividends ($2.94 per share) (a)(b)	—	—	(438,600)	—	—	(438,600)
Issuance of shares under incentive stock plans	399,929	—	—	—	—	—
Stock-based incentive compensation	—	14,232	—	—	—	14,232
Repurchase of common shares	(619,982)	(4,179)	(14,687)	—	—	(18,866)
Adjustment of noncontrolling interests in the Operating Partnership	—	—	13,150	—	—	13,150
Conversion of units into common shares	457,579	14,793	—	—	—	14,793
Pension and postretirement benefit plans	—	—	—	9,846	—	9,846
Foreign currency translation adjustment	—	—	—	(31,616)	(1,484)	(33,100)
Cash flow hedges	—	—	—	(14,113)	(2,243)	(16,356)
Allocation of other comprehensive loss to noncontrolling interests in the Operating Partnership	—	—	—	803	—	803
Distributions to noncontrolling interests in consolidated affiliates	—	—	—	—	(7,120)	(7,120)
Balance, December 31, 2024	148,536,643	$1,522,487	$257,254	($10,429)	$11,221	$1,780,533

(a) For information regarding distributions to noncontrolling interests in the operating partnership, see the Rayonier Inc. Consolidated Statements of Cash Flows and Note 5 — Noncontrolling Interests.

(b) The year ended December 31, 2024 includes an additional dividend of $1.80 per common share, consisting of a combination of cash and the Company's common shares. The dividend was paid January 30, 2025, to shareholders of record on December 12, 2024. The year ended December 31, 2023 includes an additional cash dividend of $0.20 per common share. The dividend was paid January 12, 2024, to shareholders of record on December 29, 2023.

See Notes to Consolidated Financial Statements.

RAYONIER INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31,
(Thousands of dollars)

	2024	2023	2022
OPERATING ACTIVITIES			
Net income	$368,983	$178,495	$122,791
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation, depletion and amortization	140,249	158,231	147,339
Non-cash cost of land and improved development	44,409	29,768	28,374
Stock-based incentive compensation expense	14,232	14,002	12,356
Deferred income taxes	2,639	278	(5,352)
Pension settlement charge	5,979	2,036	—
Amortization of losses from pension and postretirement plans	1	6	753
Timber write-offs resulting from casualty events	—	2,302	729
Gain on sale of large disposition of timberlands	(291,078)	(105,078)	(16,606)
Other	(601)	13,169	1,049
Changes in operating assets and liabilities:			
Receivables	(2,830)	4,404	(9,109)
Inventories	2,006	513	(4,335)
Accounts payable	571	1,505	1,144
All other operating activities	(22,968)	(1,256)	(9,943)
CASH PROVIDED BY OPERATING ACTIVITIES	261,592	298,375	269,190
INVESTING ACTIVITIES			
Capital expenditures	(79,780)	(81,447)	(74,811)
Real estate development investments	(25,818)	(23,078)	(13,698)
Purchase of timberlands	(22,753)	(14,062)	(458,530)
Net proceeds from large disposition of timberlands	484,787	239,898	29,496
Other	(2,423)	2,776	1,180
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	354,013	124,087	(516,363)
FINANCING ACTIVITIES			
Issuance of debt	—	—	656,842
Repayment of debt	(250,000)	(150,000)	(531,842)
Dividends paid on common shares (a)	(200,566)	(169,990)	(165,707)
Distributions to noncontrolling interests in the Operating Partnership (b)	(2,808)	(2,962)	(3,668)
Proceeds from the issuance of common shares under incentive stock plan	—	75	2,628
Proceeds from the issuance of common shares under the "at-the-market" (ATM) equity offering program, net of commissions and offering costs	—	(81)	61,557
Repurchase of common shares to pay withholding taxes on vested incentive stock awards	(4,179)	(4,217)	(4,225)
Repurchase of common shares made under repurchase program	(14,687)	—	—
Debt issuance costs	—	—	(740)
Distributions to noncontrolling interests in consolidated affiliates	(7,120)	(1,699)	(19,434)
CASH USED FOR FINANCING ACTIVITIES	(479,360)	(328,874)	(4,589)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(1,419)	(621)	(1,970)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH			
Change in cash, cash equivalents and restricted cash	134,826	92,967	(253,732)
Balance, beginning of year	208,374	115,407	369,139
Balance, end of year	$343,200	$208,374	$115,407

(a) The year ended December 31, 2024 includes an additional cash dividend of $0.20 per common share, totaling $29.8 million. The additional dividend was paid January 12, 2024, to shareholders of record on December 29, 2023.

(b) The year ended December 31, 2024 includes an additional cash distribution of $0.20 per Redeemable Operating Partnership Unit, totaling $0.5 million. The additional distribution was paid January 12, 2024, to holders of record on December 29, 2023.

See Notes to Consolidated Financial Statements.

RAYONIER INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
For the Years Ended December 31,
(Thousands of dollars)

	2024	2023	2022
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash paid during the year:			
Interest (a)	$38,605	$48,742	$35,717
Income taxes	5,877	4,816	15,127
Non-cash investing activity:			
Capital assets purchased on account	$7,657	$7,490	$4,435
Non-cash financing activity:			
Noncontrolling interests in consolidated affiliates redemption of shares (b)	—	—	$27,860

(a) Interest paid is presented net of patronage payments received of $8.3 million, $6.2 million and $6.0 million for the years ended December 31, 2024, 2023 and 2022, respectively. For additional information on patronage payments, see Note 7 — Debt.

(b) The New Zealand subsidiary made a capital distribution in order to redeem certain equity interests, resulting in the recording of a loan payable by the New Zealand subsidiary in the amount of $27.9 million for the year ended December 31, 2022. See Note 5 — Noncontrolling Interests and Note 7 — Debt for further information.

See Notes to Consolidated Financial Statements.

RAYONIER, L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)
For the Years Ended December 31,
(Thousands of dollars, except per unit data)

	2024	2023	2022
SALES (NOTE 3)	$1,262,997	$1,056,933	$909,072
Costs and Expenses			
Cost of sales	(784,833)	(762,570)	(688,284)
Selling and general expenses	(74,421)	(74,773)	(64,670)
Other operating (expense) income, net (Note 17)	(1,277)	(8,306)	9,704
	(860,531)	(845,649)	(743,250)
OPERATING INCOME	402,466	211,284	165,822
Interest expense, net	(36,916)	(48,342)	(36,207)
Interest and other miscellaneous income, net	10,483	20,675	2,565
INCOME BEFORE INCOME TAXES	376,033	183,617	132,180
Income tax expense (Note 20)	(7,050)	(5,122)	(9,389)
NET INCOME	368,983	178,495	122,791
Less: Net income attributable to noncontrolling interests in consolidated affiliates	(5,002)	(2,097)	(13,321)
NET INCOME ATTRIBUTABLE TO RAYONIER, L.P. UNITHOLDERS	363,981	176,398	109,470
NET INCOME ATTRIBUTABLE TO UNITHOLDERS ATTRIBUTABLE TO:			
Limited Partners	360,341	174,634	108,375
General Partners	3,640	1,764	1,095
Net income attributable to unitholders	363,981	176,398	109,470
OTHER COMPREHENSIVE INCOME (LOSS)			
Foreign currency translation adjustment, net of income tax effect of $0, $0 and $0	(33,100)	(1,516)	(23,093)
Cash flow hedges, net of income tax effect of $3,790, $2,368 and $555	(16,356)	(9,957)	76,039
Pension and postretirement benefit plans, net of income tax effect of $1,222, $0 and $0	9,846	593	1,627
Total other comprehensive (loss) income	(39,610)	(10,880)	54,573
COMPREHENSIVE INCOME	329,373	167,615	177,364
Less: Comprehensive income attributable to noncontrolling interests in consolidated affiliates	(1,276)	(3,449)	(12,182)
COMPREHENSIVE INCOME ATTRIBUTABLE TO RAYONIER, L.P. UNITHOLDERS	$328,097	$164,166	$165,182
EARNINGS PER UNIT (NOTE 6)			
Basic earnings per unit attributable to Rayonier, L.P.	$2.41	$1.17	$0.73
Diluted earnings per unit attributable to Rayonier, L.P.	$2.39	$1.17	$0.73

See Notes to Consolidated Financial Statements.

RAYONIER, L.P. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31,
(Thousands of dollars, except unit data)

	2024	2023
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$323,158	$207,696
Restricted cash, current (Note 21)	19,366	—
Trade receivables, less allowance for doubtful accounts of $401 and $210	26,969	28,652
Other receivables	13,239	11,517
Inventory (Note 15)	32,341	31,017
Prepaid logging roads	12,196	15,425
Prepaid expenses	3,575	3,645
Assets held for sale (Note 22)	5,371	9,932
Other current assets	678	9,074
Total current assets	436,893	316,958
TIMBER AND TIMBERLANDS, NET OF DEPLETION AND AMORTIZATION	2,724,069	3,004,316
HIGHER AND BETTER USE TIMBERLANDS AND REAL ESTATE DEVELOPMENT INVESTMENTS (NOTE 14)	109,610	105,595
PROPERTY, PLANT AND EQUIPMENT		
Land	5,581	6,453
Buildings	26,200	31,251
Machinery and equipment	5,047	6,523
Construction in progress	779	1,841
Total property, plant and equipment, gross	37,607	46,068
Less — accumulated depreciation	(19,232)	(19,059)
Total property, plant and equipment, net	18,375	27,009
RESTRICTED CASH, NON-CURRENT (NOTE 21)	676	678
RIGHT-OF-USE ASSETS (NOTE 16)	82,670	95,474
OTHER ASSETS (NOTE 23)	102,126	97,555
TOTAL ASSETS	$3,474,419	$3,647,585
LIABILITIES, REDEEMABLE OPERATING PARTNERSHIP UNITS AND CAPITAL		
CURRENT LIABILITIES		
Accounts payable	$26,059	$26,561
Current maturities of long-term debt, net (Note 7)	19,442	—
Accrued taxes	4,238	4,394
Accrued payroll and benefits	16,052	14,215
Accrued interest	5,228	7,094
Pension and other postretirement benefits (Note 18)	57	8,444
Distribution payable	271,815	30,148
Deferred revenue	20,902	19,012
Other current liabilities	24,917	30,409
Total current liabilities	388,710	140,277
LONG-TERM DEBT, NET (NOTE 7)	1,089,770	1,365,773
PENSION AND OTHER POSTRETIREMENT BENEFITS, NON-CURRENT (NOTE 18)	1,349	1,441
LONG-TERM LEASE LIABILITY (NOTE 16)	76,297	87,684
LONG-TERM DEFERRED REVENUE	10,697	11,294
OTHER NON-CURRENT LIABILITIES	75,220	81,863
COMMITMENTS AND CONTINGENCIES (NOTES 10 and 11)		
REDEEMABLE OPERATING PARTNERSHIP UNITS (NOTE 5) 1,986,319 and 2,443,898 Units outstanding, respectively	51,843	81,651
CAPITAL		
General partners' capital	17,772	18,325
Limited partners' capital	1,759,405	1,814,193
Accumulated other comprehensive (loss) income (Note 24)	(7,865)	28,018
TOTAL CONTROLLING INTEREST CAPITAL	1,769,312	1,860,536
Noncontrolling interests in consolidated affiliates (Note 5)	11,221	17,066
TOTAL CAPITAL	1,780,533	1,877,602
TOTAL LIABILITIES, REDEEMABLE OPERATING PARTNERSHIP UNITS AND CAPITAL	$3,474,419	$3,647,585

See Notes to Consolidated Financial Statements.

RAYONIER, L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL
(Thousands of dollars, except unit data)

	Units				
	General Partners' Capital	Limited Partners' Capital	Accumulated Other Comprehensive (Loss) Income	Noncontrolling Interests in Consolidated Affiliates	Total Capital
Balance, December 31, 2021	$17,872	$1,769,367	($15,463)	$43,802	$1,815,578
Net income	1,095	108,375	—	13,321	122,791
Distributions on units ($1.125 per unit)	(1,696)	(167,874)	—	—	(169,570)
Issuance of units under the "at-the-market" equity offering, net of commissions and offering costs of $1.1 million	593	58,757	—	—	59,350
Issuance of units under incentive stock plans	25	2,441	—	—	2,466
Stock-based incentive compensation	124	12,232	—	—	12,356
Repurchase of units	(42)	(4,183)	—	—	(4,225)
Adjustment of Redeemable Operating Partnership Units	241	23,894	—	—	24,135
Conversion of units to common shares	39	3,886	—	—	3,925
Pension and postretirement benefit plans	—	—	1,627	—	1,627
Foreign currency translation adjustment	—	—	(22,282)	(811)	(23,093)
Cash flow hedges	—	—	76,367	(328)	76,039
Distributions to noncontrolling interests in consolidated affiliates	—	—	—	(12,807)	(12,807)
Noncontrolling interests in consolidated affiliates redemption of unit equivalents	—	—	—	(27,860)	(27,860)
Balance, December 31, 2022	$18,251	$1,806,895	$40,249	$15,317	$1,880,712
Net income	1,764	174,634	—	2,097	178,495
Distributions on units ($1.34 per unit) (a)	(2,029)	(200,887)	—	—	(202,916)
Issuance of units under the "at-the-market" equity offering, net of commissions and offering costs	(1)	(80)	—	—	(81)
Issuance of units under incentive stock plans	1	74	—	—	75
Stock-based incentive compensation	140	13,862	—	—	14,002
Repurchase of units	(42)	(4,175)	—	—	(4,217)
Adjustment of Redeemable Operating Partnership Units	(8)	(798)	—	—	(806)
Conversion of units to common shares	249	24,668	—	—	24,917
Pension and postretirement benefit plans	—	—	593	—	593
Foreign currency translation adjustment	—	—	(1,466)	(50)	(1,516)
Cash flow hedges	—	—	(11,358)	1,401	(9,957)
Distributions to noncontrolling interests in consolidated affiliates	—	—	—	(1,699)	(1,699)
Balance, December 31, 2023	$18,325	$1,814,193	$28,018	$17,066	$1,877,602
Net income	3,640	360,341	—	5,002	368,983
Distributions on units ($2.94 per unit) (a)	(4,445)	(440,050)	—	—	(444,495)
Stock-based incentive compensation	143	14,089	—	—	14,232
Repurchase of units	(189)	(18,677)	—	—	(18,866)
Adjustment of Redeemable Operating Partnership Units	150	14,864	—	—	15,014
Conversion of units to common shares	148	14,645	—	—	14,793
Pension and postretirement benefit plans	—	—	9,846	—	9,846
Foreign currency translation adjustment	—	—	(31,616)	(1,484)	(33,100)
Cash flow hedges	—	—	(14,113)	(2,243)	(16,356)
Distributions to noncontrolling interests in consolidated affiliates	—	—	—	(7,120)	(7,120)
Balance, December 31, 2024	$17,772	$1,759,405	($7,865)	$11,221	$1,780,533

(a) The year ended December 31, 2024 includes an additional distribution of $1.80 per unit, consisting of a combination of cash and units. The distribution was paid January 30, 2025, to holders of record on December 12, 2024. The year ended December 31, 2023 includes an additional cash distribution of $0.20 per unit. The cash distribution was paid January 12, 2024, to holders of record on December 29, 2023.

See Notes to Consolidated Financial Statements.

RAYONIER, L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31,
(Thousands of dollars)

	2024	2023	2022
OPERATING ACTIVITIES			
Net income	$368,983	$178,495	$122,791
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation, depletion and amortization	140,249	158,231	147,339
Non-cash cost of land and improved development	44,409	29,768	28,374
Stock-based incentive compensation expense	14,232	14,002	12,356
Deferred income taxes	2,639	278	(5,352)
Pension settlement charge	5,979	2,036	—
Amortization of losses from pension and postretirement plans	1	6	753
Timber write-offs resulting from casualty events	—	2,302	729
Gain on sale of large disposition of timberlands	(291,078)	(105,078)	(16,606)
Other	(601)	13,169	1,049
Changes in operating assets and liabilities:			
Receivables	(2,830)	4,404	(9,109)
Inventories	2,006	513	(4,335)
Accounts payable	571	1,505	1,144
All other operating activities	(22,968)	(1,256)	(9,943)
CASH PROVIDED BY OPERATING ACTIVITIES	261,592	298,375	269,190
INVESTING ACTIVITIES			
Capital expenditures	(79,780)	(81,447)	(74,811)
Real estate development investments	(25,818)	(23,078)	(13,698)
Purchase of timberlands	(22,753)	(14,062)	(458,530)
Net proceeds from large disposition of timberlands	484,787	239,898	29,496
Other	(2,423)	2,776	1,180
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	354,013	124,087	(516,363)
FINANCING ACTIVITIES			
Issuance of debt	—	—	656,842
Repayment of debt	(250,000)	(150,000)	(531,842)
Distributions on units (a)	(203,374)	(172,952)	(169,375)
Proceeds from the issuance of units under incentive stock plan	—	75	2,628
Proceeds from the issuance of units under the "at-the-market" (ATM) equity offering program, net of commissions and offering costs	—	(81)	61,557
Repurchase of units to pay withholding taxes on vested incentive stock awards	(4,179)	(4,217)	(4,225)
Repurchase of units made under repurchase program	(14,687)	—	—
Debt issuance costs	—	—	(740)
Distributions to noncontrolling interests in consolidated affiliates	(7,120)	(1,699)	(19,434)
CASH USED FOR FINANCING ACTIVITIES	(479,360)	(328,874)	(4,589)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(1,419)	(621)	(1,970)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH			
Change in cash, cash equivalents and restricted cash	134,826	92,967	(253,732)
Balance, beginning of year	208,374	115,407	369,139
Balance, end of year	$343,200	$208,374	$115,407

(a) The year ended December 31, 2024 includes an additional cash distribution of $0.20 per unit, totaling $30.2 million. The additional distribution was paid January 12, 2024, to holders of record on December 29, 2023.

See Notes to Consolidated Financial Statements.

RAYONIER, L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
For the Years Ended December 31,
(Thousands of dollars)

	2024	2023	2022
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash paid during the year:			
Interest (a)	$38,605	$48,742	$35,717
Income taxes	5,877	4,816	15,127
Non-cash investing activity:			
Capital assets purchased on account	$7,657	$7,490	$4,435
Non-cash financing activity:			
Noncontrolling interests in consolidated affiliates redemption of shares (b)	—	—	$27,860

(a) Interest paid is presented net of patronage payments received of $8.3 million, $6.2 million and $6.0 million for the years ended December 31, 2024, 2023 and 2022, respectively. For additional information on patronage payments, see Note 7 — Debt.

(b) The New Zealand subsidiary made a capital distribution in order to redeem certain equity interests, resulting in the recording of a loan payable by the New Zealand subsidiary in the amount of $27.9 million for the year ended December 31, 2022. See Note 5 — Noncontrolling Interests and Note 7 — Debt for further information.

See Notes to Consolidated Financial Statements.

(Dollar amounts in thousands unless otherwise stated)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Rayonier Inc.'s Consolidated Financial Statements include the Operating Partnership, wholly-owned subsidiaries and entities in which the Company has a controlling interest. Rayonier, L.P.'s Consolidated Financial Statements include wholly-owned subsidiaries and entities in which the Operating Partnership has a controlling interest. For additional information regarding our consolidated entities with a noncontrolling interest component, see Note 5 — Noncontrolling Interests. All intercompany balances and transactions are eliminated.

As of December 31, 2024, the Company owned a 98.7% interest in the Operating Partnership, with the remaining 1.3% interest owned by limited partners of the Operating Partnership. As the sole general partner of the Operating Partnership, Rayonier Inc. has exclusive control of the day-to-day management of the Operating Partnership.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. There are risks inherent in estimating and therefore actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand and other highly liquid investments with original maturities of three months or less.

ACCOUNTS RECEIVABLE

Accounts receivable are primarily amounts due to us for the sale of timber and are presented net of an allowance for doubtful accounts.

INVENTORY

Higher and better use ("HBU") real estate properties that are expected to be sold within one year are included in inventory at the lower of cost or net realizable value. HBU properties that are expected to be sold after one year are included in a separate balance sheet line entitled "Higher and Better Use Timberlands and Real Estate Development Investments." See below for additional information.

Inventory also includes logs available to be sold by the Trading segment. Log inventory is recorded at the lower of cost or net realizable value and expensed to cost of sales when sold to third-party buyers. Inventory also includes carbon unit inventory. Carbon unit inventory represents the basis in New Zealand carbon units intended to be sold in the next 12 months. See Note 15 — Inventory for additional information.

NOTES RECEIVABLE

Notes receivable are amounts due to us for the sale of real estate. See Note 23 — Other Assets for additional information.

PREPAID LOGGING ROADS

In the Pacific Northwest and New Zealand, costs for roads built to access particular tracts to be harvested in the upcoming 24 months to 60 months are recorded as prepaid logging roads. We charge such costs to expense as timber is harvested using an amortization rate determined annually as the total cost of prepaid roads divided by the estimated tons of timber to be accessed by those roads. The prepaid balance is classified as short-term or long-term based on the upcoming harvest schedule. See Note 23 — Other Assets for additional information.

PATRONAGE DIVIDENDS

As a requirement of the Farm Credit Act, borrowers in the Farm Credit System are required to purchase equity in Farm Credit lenders. The equity balance primarily represents shares of Class A common stock in CoBank valued at $100 par value. CoBank equity purchases continue annually until a balance equal to 8% of our 10-year historical average loan balance at CoBank is obtained. Initially, a minimal equity purchase was made in cash upon the receipt of loan proceeds. Subsequently, equity purchases are made annually through patronage dividends, of which approximately 90% is cash and 10% is equity. The stock has no cash value until retired. As our loans are paid in full, the stock is generally retired over a 10-year loan base period beginning in the year following loan payoff.

Estimated cash and equity dividends are recognized as an offset to interest expense in the period earned. These estimates are calculated by applying the weighted average debt balance with each participating lender to a historical dividend rate. Changes in assumptions, as well as changes in actual experience, could cause the estimates to change. See Note 7 — Debt and Note 23 — Other Assets for additional information.

DEFERRED FINANCING COSTS

Deferred financing costs related to revolving debt are capitalized and amortized to interest expense over the term of the revolving debt using a method that approximates the effective interest method. See Note 23 — Other Assets for additional information on deferred financing costs related to revolving debt. See Note 7 — Debt for additional information on deferred financing costs related to term debt.

CAPITALIZED SOFTWARE COSTS

Software costs are capitalized and amortized over a period not exceeding five years using the straight-line method. See Note 23 — Other Assets for additional information.

TIMBER AND TIMBERLANDS

Timber is stated at the lower of cost or net realizable value. Costs relating to acquiring, planting and growing timber including real estate taxes, site preparation and direct support costs relating to facilities, vehicles and supplies, are capitalized. A portion of timberland lease payments are capitalized based on the proportion of acres with merchantable timber volume remaining to be harvested under the lease term and the residual portion of the lease payments are expensed as incurred. Payroll costs are capitalized for time spent on timber growing activities, while interest and other intangible costs are not capitalized. An annual depletion rate is established for each particular region by dividing merchantable inventory cost by standing merchantable inventory volume, which is estimated annually. We charge accumulated costs attributed to merchantable timber to depletion expense (cost of sales) at the time the timber is harvested or when the underlying timberland is sold.

Upon the acquisition of timberland, we make a determination on whether to combine the newly acquired merchantable timber with an existing depletion pool or to create a new, separate pool. This determination is based on the geographic location of the new timber, the customers/markets that will be served and the species mix. If the acquisition is similar to an existing depletion pool, the cost of the acquired timber is combined and a new depletion rate is calculated for the pool. This determination and depletion rate adjustment normally occurs in the quarter following the acquisition.

HIGHER AND BETTER USE TIMBERLANDS AND REAL ESTATE DEVELOPMENT INVESTMENTS

HBU timberland is recorded at the lower of cost or net realizable value. These properties are managed as timberlands until sold or developed, with sales and depletion expense related to the harvesting of timber accounted for within the respective timber segment. At the time of sale, the cost basis of any unharvested timber is recorded as depletion expense, a component of cost of sales, within the Real Estate segment.

HBU timberland and real estate development investments expected to be sold within twelve months are recorded as inventory. See Note 14 — Higher and Better Use Timberlands and Real Estate Development Investments for additional information.

REAL ESTATE DEVELOPMENT INVESTMENTS

Real estate development investments include capitalized costs associated with the development and construction of identified real estate projects, such as infrastructure, roadways, utilities, amenities and/or other improvements designed to enhance marketability and create parcels, pads and/or lots for sale. We capitalize interest on real estate projects under development based on the amount of underlying expenditures during the capitalization period. The period begins when activities necessary to ready a property for its intended use commence, typically when we begin the site work for land already owned, and ends when the improvement is substantially complete and ready for its intended use. Determination of when construction of a project is substantially complete and ready for its intended use is subjective and requires business judgement. As such, we determine when the capitalization period begins and ends through communication with project managers and others responsible for the tracking and oversight of individual projects.

IMPAIRMENT OF HBU TIMBERLANDS AND REAL ESTATE DEVELOPMENT INVESTMENTS

We review our higher and better use timberlands and real estate development investments for potential impairment indicators whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Impairment indicators for each development project are assessed separately and include, but are not limited to, significant decreases in sales pace or average selling prices, significant increases in expected land development and construction costs, and projected losses on expected future sales. Development projects have extended life cycles that may last 20 to 40 years, or longer, and have few long-term contractual cash flows. Development periods often occur through several economic cycles. Subjective factors such as the expected timing of property development and sales, optimal development density and sales strategy impact the timing and amount of expected future cash flows and fair value.

An impairment loss is recognized if the carrying amount of an asset is not recoverable and exceeds its fair value. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future economic conditions, such as construction costs and sales values that could differ materially from actual results in future periods. If impairment indicators exist and it is expected that undiscounted cash flows generated by the asset are less than its carrying amount less costs to sell, an impairment provision is recorded to write-down the carrying amount of the asset to its fair value.

PROPERTY, PLANT, EQUIPMENT AND DEPRECIATION

Property, plant and equipment additions are recorded at cost, including applicable freight, interest, construction and installation costs. We generally depreciate our assets, including office and transportation equipment, using the straight-line depreciation method over 3 to 25 years. Buildings and land improvements are depreciated using the straight-line method over 15 to 35 years and 5 to 30 years, respectively.

Gains and losses on the sale or retirement of assets are included in operating income. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets that are held and used is measured by net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is the amount the carrying value exceeds the fair value of the assets, which is based on a discounted cash flow model. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

LEASES

At inception, we determine if an arrangement is a lease and whether that lease meets the classification criteria of a finance or operating lease. Operating leases are included in right-of-use ("ROU") assets, other current liabilities, and long-term lease liability in the Consolidated Balance Sheets. The income generated from our commercial and residential leases in Port Gamble are accounted for in accordance with Topic 842. We recognize the total minimum lease payments provided for under the leases on a straight-line basis over the lease term.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we generally use our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term. Lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

RIGHT-OF-USE ASSETS IMPAIRMENT

Operating lease right-of-use assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset group to which the operating lease is assigned may not be recoverable. Recoverability of the asset group is evaluated based on forecasted undiscounted cash flows. If the carrying amount of the asset group is not recoverable, the fair value of the asset group is compared to its carrying amount and an impairment charge is recognized for the amount by which the carrying amount exceeds the fair value. A discounted cash flow approach using market participant assumptions of the expected cash flows and discount rate are used to estimate the fair value of the asset group.

FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level hierarchy that prioritizes the inputs used to measure fair value was established as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

ENVIRONMENTAL REMEDIATION LIABILITIES

We estimate future costs for known environmental remediation requirements and accrue for them on an undiscounted basis when it is probable that a liability has been incurred and the related costs can be reasonably estimated. We consider various factors when estimating our environmental liabilities, including construction contracts, proposed statements of work, project management, and other professional fees. We evaluate the adequacy of these liabilities on a quarterly basis. We make adjustments to the liabilities when additional information becomes available that affects the estimated costs to study or remediate any environmental matter. Legal investigation and defense costs incurred in connection with environmental contingencies are expensed as incurred. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable and does not exceed the amount of losses previously recorded. See Note 12 — Environmental and Natural Resource Damages Liabilities for more information.

GOODWILL

Goodwill represents the excess of the acquisition cost of the New Zealand Timber segment over the fair value of the net assets acquired. Goodwill is not amortized, but is periodically reviewed for impairment. An impairment test for this reporting unit's goodwill is performed annually and whenever events or circumstances indicate that the value of goodwill may be impaired. We compare the fair value of the New Zealand Timber segment, using an independent valuation for the New Zealand forest assets, to its carrying value including goodwill. The independent valuation of the New Zealand forest assets is based on discounted cash flow models where the fair value is calculated using cash flows from sustainable forest management plans. The fair value of the forest assets is measured as the present value of cash flows from one growth cycle based on the productive forest land, taking into consideration environmental, operational, and market restrictions. These cash flow valuations involve a number of estimates that require broad assumptions and significant judgment regarding future performance. The annual impairment test was performed as of October 1, 2024; the estimated fair value of the New Zealand Timber segment exceeded its carrying value and no impairment was recorded. Except for changes in the New Zealand foreign exchange rate, there have been no adjustments to the carrying value of goodwill since the initial recognition. See Note 23 — Other Assets for additional information.

FOREIGN CURRENCY TRANSLATION AND REMEASUREMENT

The functional currency of our New Zealand-based operations is the New Zealand dollar. All assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the respective balance sheet dates. Translation gains and losses are recorded as a separate component of Accumulated Other Comprehensive Income ("AOCI"), within Shareholders' Equity.

U.S. denominated transactions of the New Zealand subsidiary are remeasured into New Zealand dollars at the exchange rate in effect on the date of the transaction and recognized in earnings, net of related cash flow hedges. All income statement items of the New Zealand subsidiary are translated into U.S. dollars for reporting purposes using monthly average exchange rates with translation gains and losses being recorded as a separate component of AOCI, within Shareholders' Equity.

REDEEMABLE OPERATING PARTNERSHIP UNITS

Limited partners holding Redeemable Operating Partnership Units have the right to put any and all of the units to the Operating Partnership in exchange for Rayonier registered common shares, on a one-for-one basis, or cash, at Rayonier's option. Consequently, these Redeemable Operating Partnership Units are classified outside of permanent partners' capital in the Operating Partnership's accompanying balance sheets and the related noncontrolling interest is classified outside of permanent equity in the accompanying balance sheets of Rayonier. The recorded value of the Redeemable Operating Partnership Units is based on the higher of 1) initial carrying amount, increased or decreased for its share of net income or loss, other comprehensive income or loss, and dividend or 2) redemption value as measured by the closing price of Rayonier common stock on the balance sheet date multiplied by the total number of Redeemable Operating Partnership Units outstanding.

RELATED PARTY

We follow ASC 850, *Related Party Disclosure*, for the identification of related parties and disclosure of related party transactions. A party is considered to be related to us if the party, directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with us. Related parties also include principal owners, management and directors, as well as members of their immediate families or any other parties with which we may deal if one party to a transaction controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.

Transactions involving related parties cannot be presumed to be carried out on an arm's-length basis, as the requisite conditions of competitive, free-market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm's-length transactions unless such representations can be substantiated. See Note 25 — Related Party.

REVENUE RECOGNITION

We recognize revenues when control of promised goods or services ("performance obligations") is transferred to customers, in an amount that reflects the consideration expected in exchange for those goods or services ("transaction price"). Unsatisfied performance obligations as of December 31, 2024 are primarily due to advances on stumpage contracts, unearned license revenue and unearned carbon capture and storage revenue. Of these performance obligations, $20.9 million is expected to be recognized within the next twelve months, while the remaining $10.7 million is expected to be recognized as we satisfy our performance obligations. We generally collect payment within a year of satisfying performance obligations and therefore have elected not to adjust revenues for a financing component.

TIMBER SALES

Revenue from the sale of timber is recognized when control passes to the buyer. We utilize two primary methods or sales channels for the sale of timber – a stumpage/standing timber model and a delivered log model. The sales method we employ depends upon local market conditions and which method management believes will provide the best overall margins.

Under the stumpage model, standing timber is sold primarily under pay-as-cut contracts, with a specified duration (typically one year or less) and fixed prices, whereby revenue is recognized as timber is severed and the sales volume is determined. We also sell stumpage under lump-sum contracts for specified parcels where we receive cash for the full agreed value of the timber prior to harvest and control passes to the buyer upon signing the contract. We retain interest in the land, slash products and the use of the land for recreational and other purposes. Any uncut timber remaining at the end of the contract period reverts to us. Revenue is recognized for lump-sum timber sales when payment is received, the contract is signed and control passes to the buyer. A third type of stumpage sale we utilize is an agreed-volume sale, whereby revenue is recognized using the output method, as periodic physical observations are made of the percentage of acreage harvested.

Under the delivered log model, we hire third-party loggers and haulers to harvest timber and deliver it to a buyer. Sales of domestic logs generally do not require an initial payment and are made to third-party customers on open credit terms. Sales of export logs generally require a letter of credit from an approved bank. Revenue is recognized when the logs are delivered and control has passed to the buyer. For domestic log sales, control is considered passed to the buyer as the logs are delivered to the customer's facility. For export log sales, control is considered passed to the buyer upon delivery onto the export vessel.

The following table summarizes revenue recognition and general payment terms for timber sales:

Contract Type	Performance Obligation	Timing of Revenue Recognition	General Payment Terms
Stumpage Pay-as-Cut	Right to harvest a unit (i.e. ton, MBF, JAS m3) of standing timber	As timber is severed (point-in-time)	Initial payment between 5% and 20% of estimated contract value; collection generally within 10 days of severance
Stumpage Lump Sum	Right to harvest an agreed upon acreage of standing timber	Contract execution (point-in-time)	Full payment due upon contract execution
Stumpage Agreed Volume	Right to harvest an agreed upon volume of standing timber	As timber is severed (over-time)	Payments made throughout contract term at the earlier of a specified harvest percentage or time elapsed
Delivered Wood (Domestic)	Delivery of a unit (i.e. ton, MBF, JAS m3) of timber to customer's facility	Upon delivery to customer's facility (point-in-time)	No initial payment and on open credit terms; collection generally within 30 days of invoice
Delivered Wood (Export)	Delivery of a unit (i.e. ton, MBF, JAS m3) onto export vessel	Upon delivery onto export vessel (point-in-time)	Letter of credit from an approved bank; collection generally within 30 days of delivery

NON-TIMBER SALES

Non-timber sales are primarily comprised of hunting and recreational licenses, carbon credits and other auxiliary income. Hunting and recreational license sales and any related costs are recognized ratably over the term of the agreement and included in "Sales" and "Cost of sales," respectively. Payment is generally due upon contract execution. The New Zealand Emissions Trading Scheme ("NZ ETS") incentivizes the lowering of greenhouse gas emissions by providing carbon credits to certain organizations that lower carbon emissions. Our New Zealand segment regularly sells carbon credits and recognizes income as they are sold to other carbon emitting entities.

Carbon Capture and Storage Sales

Carbon capture and storage ("CCS") sales are primarily comprised of revenue generated from granting land access and the right to inject, sequester and permanently store carbon dioxide in a subsurface area. CCS contracts contain variable consideration arrangements, which may include variable durations, rates, access acres and carbon volumes. The determination of the transaction price and the allocation of the transaction price to the performance obligations may require significant judgment and is based on management's estimate of the most likely amount of consideration we expect to receive as of the reporting date.

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal of the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. The estimation of variable consideration requires us to make certain judgments and assumptions regarding the amount and timing of future payments, which may be impacted by factors such as changes in market conditions, competition or other factors beyond our control. As a result, actual amounts of variable consideration could differ from our estimates.

We regularly review our estimates of variable consideration and, if necessary, adjust the transaction price and related revenue recognition accordingly. Any such adjustments are recorded in the period in which the estimate is revised.

LOG TRADING

Log trading revenue is generally recognized when procured logs are delivered to the buyer and control has passed. For domestic log trading, control is considered passed to the buyer as the logs are delivered to the customer's facility. For export log trading, control is considered passed to the buyer upon delivery onto the export vessel. The Trading segment also includes sales from log agency contracts, whereby we act as an agent managing export services on behalf of third parties. Revenue for log agency fees are recognized net of related costs.

REAL ESTATE

We recognize revenue on sales of real estate generally at the point in time when cash has been received, the sale has closed and control has passed to the buyer. A deposit of 2% to 5% is generally required at the time a purchase and sale agreement is executed, with the balance due at closing. On sales of development real estate containing future performance obligations, revenue is recognized using the cost input method based on development costs incurred to date relative to the total development costs allocated to the contract with the customer. The aggregate amount of the transaction price allocated to unsatisfied obligations is recorded and presented in "Deferred revenue" in the Consolidated Balance Sheets.

Builder Price Participation

Builder Price Participation is the variable component of the transaction price for certain development sales in our Real Estate segment. Builder Price Participation reflects the lot premium that is earned when a homebuilder that purchased land from us develops and sells a home to a third-party at a price above a predetermined threshold. The excess over the threshold is shared between us and the homebuilder concurrent with the closing on the sale of the home based upon a contractually designated percentage.

We generally constrain Builder Price Participation and, accordingly, we do not recognize an estimate of variable consideration. The constraint is primarily based on the following factors:
   •   There is considerable variability in home prices due to customer options, incentives, and general market conditions;

- The time between the sale of land to a homebuilder and the subsequent closing on a completed home can take up to three years; and
- Builder Price Participation is highly susceptible to factors outside of our control, such as unemployment and interest rates, among other factors.

We evaluate contracts with homebuilders with respect to Builder Price Participation at each reporting period to determine whether a change in facts and circumstances has eliminated the constraint and will record an estimate of Builder Price Participation revenue, if applicable.

COST OF SALES

Cost of sales associated with timber operations primarily include the cost basis of timber sold (depletion), logging and transportation costs (cut and haul) and ocean freight and demurrage costs (port and freight). Depletion includes the amortization of capitalized costs (site preparation, planting and fertilization, real estate taxes, timberland lease payments and certain payroll costs). Other costs include amortization of capitalized costs related to road and bridge construction and software, depreciation of fixed assets and equipment, road maintenance, severance and excise taxes, carbon basis and fire prevention.

Cost of sales associated with real estate sold includes the cost of the land, the cost of any timber on the property that was conveyed to the buyer, any real estate development costs and any closing costs including sales commissions that may be borne by us. We expense closing costs, including sales commissions, when incurred for all real estate sales with future performance obligations expected to be satisfied within one year.

When developed residential or commercial land is sold, the cost of sales includes actual costs incurred and estimates of future development costs benefiting the property sold through completion. Costs are allocated to each sold acre or lot based upon the relative sales value of each acre or lot as compared to the estimated sales value of the total project. For purposes of allocating development costs, estimates are reevaluated at least annually and more frequently if warranted by market conditions, changes in the project's scope or other factors, with any adjustments being allocated prospectively to the remaining units available for sale.

EMPLOYEE BENEFIT PLANS

The determination of expense and funding requirements for our defined benefit pension plan, its unfunded excess pension plan and its postretirement life insurance plan are largely based on a number of actuarial assumptions. The key assumptions include discount rate, return on assets, mortality rates and longevity of employees. See Note 18 — Employee Benefit Plans for assumptions used to determine benefit obligations, and the net periodic benefit cost for the year ended December 31, 2024.

Periodic pension and other postretirement expense is included in "Cost of sales," "Selling and general expenses" and "Interest and other miscellaneous income, net" in the Consolidated Statements of Income and Comprehensive Income (Loss). The service cost component of net periodic benefit cost is included in "Cost of sales" and "Selling and general expenses" while the other components of net periodic benefit cost (interest cost, expected return on plan assets and amortization of losses or gains) are presented outside of income from operations in "Interest and other miscellaneous income, net." Changes in the funded status of our plans are recorded through other comprehensive (loss) income in the year in which the changes occur. We measure plan assets and benefit obligations as of the fiscal year-end.

The defined benefit pension plan and the unfunded excess pension plan were terminated in 2023. For additional information, see Note 18 — Employee Benefit Plans.

INCOME TAXES

We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax benefits or consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, operating loss carryforwards and tax credit carryforwards. Deferred tax assets and liabilities are measured pursuant to tax laws using the enacted tax rate that is expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. We recognize the effect of a change in income tax rates on deferred tax assets and liabilities in the Consolidated Statements of Income and Comprehensive Income in the

(Dollar amounts in thousands unless otherwise stated)

period that includes the enactment date of the rate change. We record a valuation allowance to reduce the carrying amounts of deferred tax assets if it is more-likely-than-not that such deferred tax assets will not be realized.

In determining the provision for income taxes, we compute an annual effective income tax rate based on annual income by legal entity, permanent differences between book and tax, and statutory income tax rates by jurisdiction. Inherent in the effective tax rate is an assessment of the ultimate outcome of current period uncertain tax positions. We adjust our annual effective tax rate as additional information on outcomes or events becomes available. Discrete items such as taxing authority examination findings or legislative changes are recognized in the period in which they occur.

Our income tax returns are subject to audit by U.S. federal, state and foreign taxing authorities. In evaluating the tax benefits associated with various tax filing positions, we record a tax benefit for an uncertain tax position if it is more-likely-than-not to be realized upon ultimate settlement. We record a liability for an uncertain tax position that does not meet this criterion. Interest and penalties for an uncertain tax position are recognized in income tax expense. We adjust our liabilities for uncertain tax benefits in the period in which it is determined the issue is settled with the taxing authorities, the statute of limitations expires for the relevant taxing authority to examine the tax position or when new facts or information become available. See Note 20 — Income Taxes for additional information.

RECENTLY ADOPTED ACCOUNTING STANDARDS

We adopted Accounting Standards Update ("ASU") No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* in the year ended December 31, 2024 with no impact on the consolidated financial statements. See Note 2 — Segment and Geographical Information for additional information.

ACCOUNTING STANDARDS ISSUED BUT NOT YET ADOPTED

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses* and in January 2025, the FASB issued ASU No. 2025-01, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date.* ASU 2024-03 requires additional disclosure about certain costs and expenses in the notes to financial statements. The pronouncement is effective for annual reporting periods in fiscal years beginning after December 15, 2026, and for interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The requirements in this ASU may be applied either prospectively to financial statements issued for reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements. We are currently evaluating the impact of adopting this new guidance on the consolidated financial statements and disclosures.

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures,* which requires enhanced annual income tax disclosures, primarily through changes to the rate reconciliation and income taxes paid reconciliation. The pronouncement is effective for annual reporting periods in fiscal years beginning after December 15, 2024 and should be applied on a prospective basis. Early adoption and retrospective application are permitted. We do not expect the adoption of this pronouncement to impact our consolidated financial statements as this is a disclosure only ASU.

Recent accounting pronouncements adopted or pending adoption not discussed above are either not applicable or are not expected to have a material impact on our consolidated financial condition, results of operations, or cash flows.

SUBSEQUENT EVENTS

On January 30, 2025, we paid approximately $66.9 million in cash and issued approximately 7.6 million common shares in relation to our special dividend of $1.80 per common share, consisting of a combination of cash and the Company's common shares. In addition, we paid $0.9 million in cash and issued approximately 101,000 Redeemable Operating Partnership Units in relation to our special distribution of $1.80 per Redeemable Operating Partnership Unit, consisting of $0.45 per unit in cash and $1.35 per unit in Redeemable Operating Partnership Units.

(Dollar amounts in thousands unless otherwise stated)

On February 5, 2025, the Company's board of directors declared a first quarter cash dividend of $0.2725 per common share. The adjustment in the quarterly dividend to $0.2725 per share from $0.285 per share reflects the 7.6 million incremental shares issued to shareholders as part of the Company's recent special dividend.

On February 5, 2025, the Company's board of directors declared a first quarter cash distribution of $0.2725 per Redeemable Operating Partnership Unit. The adjustment in the quarterly distribution amount to $0.2725 per Redeemable Operating Partnership Unit from $0.285 per Redeemable Operating Partnership Unit reflects the incremental units issued to unitholders as part of the special dividend.

2. SEGMENT AND GEOGRAPHICAL INFORMATION

As of December 31, 2024, Rayonier operated in five reportable segments: Southern Timber, Pacific Northwest Timber, New Zealand Timber, Real Estate, and Trading. Sales between operating segments are made based on estimated fair market value, and intercompany sales, purchases and profits (losses) are eliminated in consolidation. The Company's chief operating decision maker ("CODM"), the Chief Executive Officer, evaluates the operating performance of the Company's segments based on Adjusted Earnings before Interest, Taxes, Depreciation, Depletion and Amortization ("Adjusted EBITDA") to make decisions about allocating resources and assessing performance. Total assets by segment are not used by the CODM to assess the performance of, or allocate resources to, the Company's segments, therefore total assets by segment are not disclosed.

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, depletion, amortization, the non-cash cost of land and improved development, non-operating income and expense, costs related to disposition initiatives, restructuring charges, timber write-offs resulting from casualty events, gain associated with the multi-family apartment complex sale attributable to noncontrolling interests and Large Dispositions.

We believe that Operating income, as defined by U.S. GAAP, is the most appropriate earnings measurement with which to reconcile Adjusted EBITDA. Adjusted EBITDA should not be considered as an alternative to Operating income as determined in accordance with U.S. GAAP. Operating income as presented in the Consolidated Statements of Income and Comprehensive Income (Loss) is equal to segment income.

RAYONIER INC. AND SUBSIDIARIES
RAYONIER, L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollar amounts in thousands unless otherwise stated)

The following tables summarize the segment information for the three years ended December 31:

Year Ended	Southern Timber	Pacific Northwest Timber	New Zealand Timber	Real Estate	Trading	Corporate and Other	Total
December 31, 2024							
Sales (a)	$250,419	$100,786	$238,624	$643,769	$29,631	($232)	$1,262,997
Costs and Expenses							
Cut & haul costs	(51,041)	(42,001)	(85,460)	—	(3,260)	—	(181,762)
Port / freight costs	(2,412)	(1,828)	(75,345)	—	(10,914)	—	(90,499)
Depreciation, depletion and amortization (a)	(73,409)	(31,668)	(20,317)	(169,020)	—	(1,791)	(296,205)
Non-cash cost of land and improved development (a)	—	—	—	(82,003)	—	—	(82,003)
Other costs and expenses (b)	(45,655)	(31,600)	(24,032)	(52,361)	(15,512)	(40,902)	(210,062)
Operating income (loss)	**$77,902**	**($6,311)**	**$33,470**	**$340,385**	**($55)**	**($42,925)**	**$402,466**
Add: Costs related to disposition initiatives (c)	—	—	—	—	—	1,597	1,597
Add: Restructuring charges (d)	—	—	—	—	—	1,139	1,139
Add: Depreciation, depletion and amortization (e)	73,409	31,668	20,317	13,064	—	1,791	140,249
Add: Non-cash cost of land and improved development (e)	—	—	—	44,409	—	—	44,409
Less: Large Dispositions (f)	—	—	—	(291,078)	—	—	(291,078)
Adjusted EBITDA	**$151,311**	**$25,357**	**$53,787**	**$106,780**	**($55)**	**($38,398)**	**$298,782**

Reconciliation of segment results to consolidated income before taxes	
Interest, net and miscellaneous income (g)	($27,708)
Depreciation, depletion and amortization (e)	(140,249)
Non-cash cost of land and improved development (e)	(44,409)
Non-operating income	1,275
Costs related to disposition initiatives (c)	(1,597)
Restructuring charges (d)	(1,139)
Large Dispositions (f)	291,078
Income Before Income Taxes	**$376,033**
Income tax expense	(7,050)
Net Income	**$368,983**

(a)   Real Estate segment sales, depreciation, depletion and amortization, and non-cash cost of land and improved development includes $495.0 million, $156.0 million, and $37.6 million, respectively, from Large Dispositions.

(b)   Other costs and expenses for each reportable segment primarily includes other direct and indirect cost of sales and selling and general expenses.

(c)   Costs related to disposition initiatives include legal, advisory, and other due diligence costs incurred in connection with the Company's asset disposition plan, which was announced in November 2023. Costs related to disposition initiatives are recorded within the Consolidated Statements of Income and Comprehensive Income (Loss) under the caption "Other operating (expense) income, net."

(d)   Restructuring charges include severance costs related to workforce optimization initiatives. Restructuring charges are recorded within the Consolidated Statements of Income and Comprehensive Income (Loss) under the caption "Other operating (expense) income, net."

(e)   Excludes depreciation, depletion and amortization, and non-cash cost of land and improved development of $156.0 million, and $37.6 million, respectively, from Large Dispositions.

(f)   Large Dispositions are defined as transactions involving the sale of productive timberland assets that exceed $20 million in size and do not reflect a demonstrable premium relative to timberland value. The year ended December 31, 2024 includes the sale of approximately 200,000 acres for an aggregate sale price of $495.0 million. These dispositions consisted of approximately 91,000 acres in Southeast Oklahoma and 109,000 acres on the Olympic Peninsula in Northwest Washington.

(g)   Includes a $1.6 million gain from a terminated cash flow hedge.

(Dollar amounts in thousands unless otherwise stated)

Year Ended	Southern Timber	Pacific Northwest Timber	New Zealand Timber	Real Estate	Trading	Corporate and Other	Total
December 31, 2023							
Sales (a)	$264,128	$124,145	$235,481	$389,963	$43,684	($468)	$1,056,933
Costs and Expenses							
Cut & haul costs	(57,964)	(56,565)	(84,537)	—	(1,299)	—	(200,365)
Port / freight costs	(4,543)	(5,173)	(64,825)	—	(14,810)	—	(89,351)
Depreciation, depletion and amortization (a)	(79,974)	(36,924)	(21,666)	(109,085)	—	(1,712)	(249,361)
Non-cash cost of land and improved development (a)	—	—	—	(73,458)	—	—	(73,458)
Other costs and expenses (b)	(45,391)	(34,481)	(38,408)	(50,815)	(27,083)	(36,936)	(233,114)
Operating income (loss)	$76,256	($8,998)	$26,045	$156,605	$492	($39,116)	$211,284
Add: Depreciation, depletion and amortization (c)	79,974	36,924	21,666	17,955	—	1,712	158,231
Add: Non-cash cost of land and improved development (c)	—	—	—	29,768	—	—	29,768
Add: Timber write-offs resulting from casualty events (d)	—	—	2,302	—	—	—	2,302
Less: Large Dispositions (e)	—	—	—	(105,078)	—	—	(105,078)
Adjusted EBITDA	$156,230	$27,926	$50,013	$99,250	$492	($37,404)	$296,507

Reconciliation of segment results to consolidated income before taxes	
Interest, net and miscellaneous income	($45,945)
Depreciation, depletion and amortization (c)	(158,231)
Non-cash cost of land and improved development (c)	(29,768)
Non-operating income	18,278
Timber write-offs resulting from casualty events (d)	(2,302)
Large Dispositions (e)	105,078
Income Before Income Taxes	**$183,617**
Income tax expense	(5,122)
Net Income	**$178,495**

(a) Real Estate segment sales, depreciation, depletion and amortization, and non-cash cost of land and improved development includes $242.2 million, $91.1 million, and $43.7 million, respectively, from Large Dispositions.

(b) Other costs and expenses for each reportable segment primarily includes other direct and indirect cost of sales and selling and general expenses.

(c) Excludes depreciation, depletion and amortization, and non-cash cost of land and improved development of $91.1 million, and $43.7 million, respectively, from Large Dispositions.

(d) Timber write-offs resulting from casualty events include the write-off and adjustments of merchantable and pre-merchantable timber volume damaged by a casualty event that cannot be salvaged. Timber write-offs resulting from casualty events are recorded within the Consolidated Statements of Income and Comprehensive Income (Loss) under the caption “cost of sales.”

(e) Large Dispositions are defined as transactions involving the sale of productive timberland assets that exceed $20 million in size and do not reflect a demonstrable premium relative to timberland value. The year ended December 31, 2023 includes the sale of approximately 55,000 acres in Oregon for $242.2 million.

(Dollar amounts in thousands unless otherwise stated)

Year Ended	Southern Timber	Pacific Northwest Timber	New Zealand Timber	Real Estate	Trading	Corporate and Other	Total
December 31, 2022							
Sales (a)	$264,201	$162,237	$274,076	$138,008	$70,952	($402)	$909,072
Costs and Expenses							
Cut & haul costs	(63,977)	(62,731)	(94,253)	—	(4,975)	—	(225,936)
Port / freight costs	(6,836)	(2,803)	(94,061)	—	(27,689)	—	(131,389)
Depreciation, depletion and amortization (a)	(60,298)	(48,024)	(23,876)	(22,216)	—	(1,255)	(155,669)
Non-cash cost of land and improved development (a)	—	—	—	(32,934)	—	—	(32,934)
Other costs and expenses (b)	(36,474)	(33,487)	(31,265)	(24,363)	(37,906)	(33,827)	(197,322)
Operating income (loss)	$96,616	$15,192	$30,621	$58,495	$382	($35,484)	$165,822
Add: Depreciation, depletion and amortization (c)	60,298	48,024	23,876	13,886	—	1,255	147,339
Add: Non-cash cost of land and improved development (c)	—	—	—	28,374	—	—	28,374
Add: Timber write-offs resulting from casualty events (d)	—	729	—	—	—	—	729
Less: Gain associated with the multi-family apartment complex sale attributable to NCI (e)	—	—	—	(11,480)	—	—	(11,480)
Less: Large Dispositions (f)	—	—	—	(16,606)	—	—	(16,606)
Adjusted EBITDA	$156,914	$63,945	$54,497	$72,669	$382	($34,229)	$314,178

Reconciliation of segment results to consolidated income before taxes	
Interest, net and miscellaneous income	($33,194)
Depreciation, depletion and amortization (c)	(147,339)
Non-cash cost of land and improved development (c)	(28,374)
Non-operating expense	(448)
Timber write-offs resulting from casualty events (d)	(729)
Gain associated with the multi-family apartment complex sale attributable to NCI (e)	11,480
Large Dispositions (f)	16,606
Income Before Income Taxes	**$132,180**
Income tax expense	(9,389)
Net Income	**$122,791**

(a) Real Estate segment sales, depreciation, depletion and amortization, and non-cash cost of land and improved development includes $30.5 million, $8.3 million, and $4.6 million, respectively from Large Dispositions.

(b) Other costs and expenses for each reportable segment primarily includes other direct and indirect cost of sales and selling and general expenses.

(c) Excludes depreciation, depletion, and amortization and non-cash cost of land and improved development of $8.3 million and $4.6 million.

(d) Timber write-offs resulting from casualty events include the write-off and adjustments of merchantable and pre-merchantable timber volume damaged by casualty events that cannot be salvaged. Timber write-offs resulting from casualty events are recorded within the Consolidated Statements of Income and Comprehensive Income (Loss) under the caption "cost of sales."

(e) The gain associated with the multi-family apartment complex sale attributable to noncontrolling interests represents the gain recognized in connection with the sale of property by the Bainbridge Landing joint venture attributable to noncontrolling interests. The gain associated with the multi-family apartment complex sale attributable to noncontrolling interest is recorded within the Consolidated Statements of Income and Comprehensive Income (Loss) under the caption "Other operating (expense) income, net."

(f) Large Dispositions are defined as transactions involving the sale of productive timberland assets that exceed $20 million in size and do not reflect a demonstrable premium relative to timberland value. The year ended December 31, 2022 includes the sale of approximately 11,000 acres in Washington for $30.5 million.

(Dollar amounts in thousands unless otherwise stated)

	Gross Capital Expenditures		
	2024	2023	2022
Capital Expenditures (a)			
Southern Timber	$48,398	$46,506	$39,301
Pacific Northwest Timber	13,340	17,371	16,770
New Zealand Timber	17,686	16,663	18,455
Real Estate	323	302	285
Corporate and other	33	605	—
Total capital expenditures	$79,780	$81,447	$74,811
Timberland Acquisitions			
Southern Timber	$22,753	$10,471	$457,770
Pacific Northwest Timber	—	3,591	26
New Zealand Timber	—	—	734
Total timberland acquisitions	$22,753	$14,062	$458,530
Total Gross Capital Expenditures	$102,533	$95,509	$533,341

(a) Excludes timberland acquisitions presented separately, in addition to real estate development investments of $25.8 million, $23.1 million and $13.7 million in the years ended December 31, 2024, 2023 and 2022, respectively.

	Geographical Operating Information							
	Sales			Operating Income			Identifiable Assets	
	2024	2023	2022	2024	2023	2022	2024	2023
United States	$987,697	$787,906	$576,780	$363,803	$185,156	$135,900	$2,998,504	$3,098,555
New Zealand	275,300	269,027	332,292	38,663	26,128	29,922	475,915	549,030
Total	$1,262,997	$1,056,933	$909,072	$402,466	$211,284	$165,822	$3,474,419	$3,647,585

RAYONIER INC. AND SUBSIDIARIES
RAYONIER, L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollar amounts in thousands unless otherwise stated)

3.   REVENUE

CONTRACT BALANCES

The timing of revenue recognition, invoicing and cash collections results in trade receivables and deferred revenue (contract liabilities) on the Consolidated Balance Sheets. Trade receivables are recorded when we have an unconditional right to consideration for completed performance under the contract. Contract liabilities relate to payments received in advance of performance under the contract. Contract liabilities are recognized as revenue as (or when) we perform under the contract.

The following table contains contract balances recorded in the Consolidated Balance Sheets at December 31, 2024 and 2023:

	2024	2023	Balance Sheet Location
Contract assets			
Trade receivables, net (a)	$26,969	$28,652	Trade receivables
Contract liabilities			
Deferred revenue, current (b)	20,902	19,012	Deferred revenue
Deferred revenue, non-current (c)	10,697	11,294	Long-term deferred revenue

(a)   The decrease in trade receivables was primarily driven by timing of sales in our timber segments.
(b)   The increase in deferred revenue, current is primarily driven by the current portion of carbon capture and storage contracts entered into during 2024, partially offset by the satisfaction of post-closing obligations on real estate sales and the timing of advance payments on non-timber and stumpage contracts.
(c)   The decrease in deferred revenue, non-current is primarily driven by a decrease in the non-current portion of carbon capture and storage contracts.

The following table summarizes revenue recognized during the years ended December 31, 2024 and 2023 that was included in the contract liability balance at the beginning of each year:

	Year Ended December 31,	
	2024	2023
Revenue recognized from contract liability balance at the beginning of the year (a)	$26,534	$21,187

(a)   Revenue recognized was primarily from hunting licenses, carbon capture and storage ("CCS"), the use of advances on pay-as-cut timber sales, and the satisfaction of post closing obligations on net real estate sales.

91

(Dollar amounts in thousands unless otherwise stated)

The following tables present our revenue from contracts with customers disaggregated by product type for the years ended December 31, 2024, 2023 and 2022:

Year Ended	Southern Timber	Pacific Northwest Timber	New Zealand Timber	Real Estate	Trading	Elim.	Total
December 31, 2024							
Pulpwood	$94,820	$5,473	$34,110	—	$2,459	—	$136,862
Sawtimber	99,636	89,726	181,232	—	25,667	—	396,261
Hardwood	4,967	—	—	—	—	—	4,967
Total Timber Sales	199,423	95,199	215,342	—	28,126	—	538,090
License Revenue, primarily from Hunting	21,164	942	320	—	—	—	22,426
Land Based Solutions (a)	14,518	50	—	—	—	—	14,568
Other Non-Timber/Carbon Credit Revenue	15,314	4,595	22,962	—	—	—	42,871
Agency Fee Income	—	—	—	—	1,273	—	1,273
Total Non-Timber Sales	50,996	5,587	23,282	—	1,273	—	81,138
Improved Development	—	—	—	30,754	—	—	30,754
Unimproved Development	—	—	—	12,400	—	—	12,400
Rural	—	—	—	72,913	—	—	72,913
Timberland & Non-Strategic	—	—	—	16,111	—	—	16,111
Conservation Easements	—	—	—	1,101	—	—	1,101
Deferred Revenue/Other (b)	—	—	—	14,001	—	—	14,001
Large Dispositions	—	—	—	495,000	—	—	495,000
Total Real Estate Sales	—	—	—	642,280	—	—	642,280
Revenue from Contracts with Customers	250,419	100,786	238,624	642,280	29,399	—	1,261,508
Lease Revenue	—	—	—	1,489	—	—	1,489
Intersegment	—	—	—	—	232	(232)	—
Total Revenue	$250,419	$100,786	$238,624	$643,769	$29,631	($232)	$1,262,997
December 31, 2023							
Pulpwood	$99,035	$8,410	$28,760	—	$3,961	—	$140,166
Sawtimber	123,312	109,446	182,355	—	37,894	—	453,007
Hardwood	4,279	—	—	—	—	—	4,279
Total Timber Sales	226,626	117,856	211,115	—	41,855	—	597,452
License Revenue, primarily from Hunting	23,130	1,344	279	—	—	—	24,753
Land Based Solutions (a)	3,989	1,355	—	—	—	—	5,344
Other Non-Timber/Carbon Credit Revenue	10,383	3,590	24,087	—	—	—	38,060
Agency Fee Income	—	—	—	—	1,361	—	1,361
Total Non-Timber Sales	37,502	6,289	24,366	—	1,361	—	69,518
Improved Development	—	—	—	30,707	—	—	30,707
Unimproved Development	—	—	—	114	—	—	114
Rural	—	—	—	99,665	—	—	99,665
Timberland & Non-Strategic	—	—	—	3,347	—	—	3,347
Deferred Revenue/Other (b)	—	—	—	12,516	—	—	12,516
Large Dispositions	—	—	—	242,200	—	—	242,200
Total Real Estate Sales	—	—	—	388,549	—	—	388,549
Revenue from Contracts with Customers	264,128	124,145	235,481	388,549	43,216	—	1,055,519
Lease Revenue	—	—	—	1,414	—	—	1,414
Intersegment	—	—	—	—	468	(468)	—
Total Revenue	$264,128	$124,145	$235,481	$389,963	$43,684	($468)	$1,056,933

(Dollar amounts in thousands unless otherwise stated)

Year Ended	Southern Timber	Pacific Northwest Timber	New Zealand Timber	Real Estate	Trading	Elim.	Total
December 31, 2022							
Pulpwood	$126,884	$15,094	$34,027	—	$7,178	—	$183,183
Sawtimber	92,512	141,541	219,082	—	62,116	—	515,251
Hardwood	17,216	—	—	—	—	—	17,216
Total Timber Sales	236,612	156,635	253,109	—	69,294	—	715,650
License Revenue, primarily from Hunting	21,135	1,069	341	—	—	—	22,545
Land Based Solutions (a)	1,067	7	—	—	—	—	1,074
Other Non-Timber/Carbon Credit Revenue	5,387	4,526	20,626	—	—	—	30,539
Agency Fee Income	—	—	—	—	1,256	—	1,256
Total Non-Timber Sales	27,589	5,602	20,967	—	1,256	—	55,414
Improved Development	—	—	—	35,413	—	—	35,413
Rural	—	—	—	59,485	—	—	59,485
Timberland & Non-Strategic	—	—	—	11,400	—	—	11,400
Deferred Revenue/Other (b)	—	—	—	(38)	—	—	(38)
Large Dispositions	—	—	—	30,471	—	—	30,471
Total Real Estate Sales	—	—	—	136,731	—	—	136,731
Revenue from Contracts with Customers	264,201	162,237	274,076	136,731	70,550	—	907,795
Lease Revenue	—	—	—	1,277	—	—	1,277
Intersegment	—	—	—	—	402	(402)	—
Total Revenue	$264,201	$162,237	$274,076	$138,008	$70,952	($402)	$909,072

(a) Consists primarily of sales from carbon capture and storage ("CCS") and solar energy contracts and conservation easements for habitat protection.
(b) Includes deferred revenue adjustments, builder price participation and marketing fees related to Improved Development sales.

(Dollar amounts in thousands unless otherwise stated)

The following table presents our timber sales disaggregated by contract type for the years ended December 31, 2024, 2023 and 2022:

Year Ended	Southern Timber	Pacific Northwest Timber	New Zealand Timber	Trading	Total
December 31, 2024					
Stumpage Pay-as-Cut	$97,369	$8	—	—	$97,377
Stumpage Lump Sum	827	8,228	—	—	9,055
Total Stumpage	98,196	8,236	—	—	106,432
Delivered Wood (Domestic)	96,492	83,041	52,252	2,094	233,879
Delivered Wood (Export)	4,735	3,922	163,090	26,032	197,779
Total Delivered	101,227	86,963	215,342	28,126	431,658
Total Timber Sales	$199,423	$95,199	$215,342	$28,126	$538,090
December 31, 2023					
Stumpage Pay-as-Cut	$109,583	—	—	—	$109,583
Stumpage Lump Sum	387	2,654	—	—	3,041
Total Stumpage	109,970	2,654	—	—	112,624
Delivered Wood (Domestic)	108,354	102,533	52,535	523	263,945
Delivered Wood (Export)	8,302	12,669	158,580	41,332	220,883
Total Delivered	116,656	115,202	211,115	41,855	484,828
Total Timber Sales	$226,626	$117,856	$211,115	$41,855	$597,452
December 31, 2022					
Stumpage Pay-as-Cut	$98,967	—	—	—	$98,967
Stumpage Lump Sum	1,022	7,770	—	—	8,792
Total Stumpage	99,989	7,770	—	—	107,759
Delivered Wood (Domestic)	125,136	137,421	62,068	2,310	326,935
Delivered Wood (Export)	11,487	11,444	191,041	66,984	280,956
Total Delivered	136,623	148,865	253,109	69,294	607,891
Total Timber Sales	$236,612	$156,635	$253,109	$69,294	$715,650

SIGNIFICANT CUSTOMERS

For the year ended December 31, 2024, we closed on four Large Disposition transactions for a total of $495.0 million, representing approximately 39% of consolidated sales. Individually, each large disposition represents 10% or more of consolidated sales. For the year ended December 31, 2023, we closed on a 55,000-acre Large Disposition to Manulife Investment Management on behalf of clients for $242.2 million, representing approximately 23% of consolidated sales. For the year ended December 31, 2022, no individual customer (or group of customers under common control) represented 10% or more of consolidated sales.

(Dollar amounts in thousands unless otherwise stated)

4. TIMBERLAND ACQUISITIONS

During 2024, we acquired approximately 7,000 acres of U.S. timberland located in Florida and Georgia through three transactions for an aggregate value of $22.8 million, which were funded with cash on hand.

During 2023, we acquired approximately 4,000 acres of U.S. timberland located in Florida, Georgia, Texas and Washington through six transactions for an aggregate value of $13.2 million, which were funded with cash on hand and like-kind exchange proceeds. We also incurred approximately $0.9 million of additional costs associated with acquisitions completed in the prior year. Additionally, during 2023, we acquired approximately 1,000 acres of leased timberland in New Zealand.

The following table summarizes the timberland acquisitions for the years ended December 31, 2024 and 2023:

	2024		2023	
	Cost	Acres	Cost	Acres
Alabama (a)	—	—	$231	—
Florida	15,660	5,175	4,809	2,194
Georgia (a)	7,093	1,966	333	16
Louisiana (a)	—	—	74	—
Texas (a)	—	—	5,024	1,317
Washington	—	—	3,591	353
New Zealand	—	—	—	1,156
Total Acquisitions	$22,753	7,141	$14,062	5,036

(a) Includes costs incurred in 2023 associated with acquisitions completed in the fourth quarter of 2022.

5. NONCONTROLLING INTERESTS

NONCONTROLLING INTERESTS IN CONSOLIDATED AFFILIATES

Matariki Forestry Group

We maintain a 77% controlling financial interest in Matariki Forestry Group (the “New Zealand subsidiary”), a joint venture that owns or leases approximately 412,000 legal acres of New Zealand timberland. Accordingly, we consolidate the New Zealand subsidiary’s balance sheet and results of operations. The portions of the consolidated financial position and results of operations attributable to the New Zealand subsidiary’s 23% noncontrolling interest are reflected as an adjustment to income in our Consolidated Statements of Income and Comprehensive Income (Loss) under the caption “Net income attributable to noncontrolling interests in consolidated affiliates.” Rayonier New Zealand Limited (“RNZ”), a wholly-owned subsidiary, serves as the manager of the New Zealand subsidiary.

Ferncliff Investors

We maintain an ownership interest in Ferncliff Investors, a real estate joint venture entity. In 2017, Ferncliff Management and Ferncliff Investors were formed for the purpose of raising capital from third parties to invest in an unconsolidated real estate joint venture entity, Bainbridge Landing LLC, for the development of a multi-family community containing apartments and townhouses on a five-acre parcel in Bainbridge Island, Washington. Ferncliff Management is the manager and 33.33% owner of Ferncliff Investors, with the remaining ownership interest in Ferncliff Investors held by third-party investors. During 2024, Bainbridge Landing LLC, a joint venture in which Ferncliff Investors held a 50% interest, was dissolved. All development and real estate sales activities related to the project was completed prior to the dissolution.

In 2022, Bainbridge Landing, LLC completed the planned sale of its multi-family apartment complex in Bainbridge Island, Washington for a purchase price of $65.5 million. The equity income related to the apartment complex sale was $16.0 million, of which $4.5 million was attributable to Rayonier. In 2024, Bainbridge Landing, LLC completed the sale of its remaining townhouse units. The income related to the final property sales was $0.8 million, of which $0.3 million was attributable to Rayonier. Income associated with the Bainbridge Landing, LLC joint venture has been recognized in our Consolidated Statements of Income and Comprehensive Income (Loss) under the caption “Other operating (expense) income, net.”

(Dollar amounts in thousands unless otherwise stated)

NONCONTROLLING INTERESTS IN THE OPERATING PARTNERSHIP

Noncontrolling interests in the Operating Partnership relate to the third-party ownership of Redeemable Operating Partnership Units. Net income attributable to the noncontrolling interests in the Operating Partnership is computed by applying the weighted average Redeemable Operating Partnership Units outstanding during the period as a percentage of the weighted average total units outstanding to the Operating Partnership's net income for the period. If a noncontrolling unitholder redeems a unit for a registered common share of Rayonier or cash, the noncontrolling interests in the Operating Partnership will be reduced and the Company's share in the Operating Partnership will be increased by the fair value of each security at the time of redemption.

The following table sets forth the Company's noncontrolling interests in the Operating Partnership:

	2024	2023
Beginning noncontrolling interests in the Operating Partnership	$81,651	$105,763
Adjustment of noncontrolling interests in the Operating Partnership	(13,150)	2,421
Conversions of Redeemable Operating Partnership Units to common shares	(14,793)	(24,917)
Net income attributable to noncontrolling interests in the Operating Partnership	4,834	2,905
Other comprehensive loss attributable to noncontrolling interests in the Operating Partnership	(803)	(1,069)
Distributions to noncontrolling interests in the Operating Partnership (a)	(5,896)	(3,452)
Total noncontrolling interests in the Operating Partnership	$51,843	$81,651

(a) The year ended December 31, 2024 includes an additional distribution of $1.80 per Redeemable Operating Partnership Unit, consisting of a combination of cash and the Company's Redeemable Operating Partnership Units. The distribution amount of $3.6 million was paid in cash and Redeemable Operating Partnership Units January 30, 2025, to holders of record on December 12, 2024. The year ended December 31, 2023 includes an additional distribution of $0.20 per Redeemable Operating Partnership Unit. The cash distribution amount of $0.5 million was paid January 12, 2024, to holders of record on December 29, 2023.

(Dollar amounts in thousands unless otherwise stated)

6. EARNINGS PER SHARE AND PER UNIT

Basic earnings per common share ("EPS") is calculated by dividing net income attributable to Rayonier Inc. by the weighted average number of common shares outstanding during the year. Diluted EPS is calculated by dividing net income attributable to Rayonier Inc., before net income attributable to noncontrolling interests in the Operating Partnership by the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options, performance shares, restricted shares, restricted stock units, noncontrolling interests in Operating Partnership units and contingently issuable shares and units.

The following table provides details of the calculations of basic and diluted earnings per common share of the Company for the three years ended December 31:

	2024	2023	2022
Earnings per common share - basic			
Numerator:			
Net Income	$368,983	$178,495	$122,791
Less: Net income attributable to noncontrolling interests in the Operating Partnership	(4,834)	(2,905)	(2,393)
Less: Net income attributable to noncontrolling interests in consolidated affiliates	(5,002)	(2,097)	(13,321)
Net income attributable to Rayonier Inc.	$359,147	$173,493	$107,077
Denominator:			
Denominator for basic earnings per common share - weighted average shares	148,839,858	148,046,673	146,209,847
Basic earnings per common share attributable to Rayonier Inc.:	$2.41	$1.17	$0.73
Earnings per common share - diluted			
Numerator:			
Net Income	$368,983	$178,495	$122,791
Less: Net income attributable to noncontrolling interests in consolidated affiliates	(5,002)	(2,097)	(13,321)
Net income attributable to Rayonier Inc., before net income attributable to noncontrolling interests in the Operating Partnership	$363,981	$176,398	$109,470
Denominator:			
Denominator for basic earnings per common share - weighted average shares	148,839,858	148,046,673	146,209,847
Add: Dilutive effect of:			
Stock options	41	472	5,132
Performance shares, restricted shares and restricted stock units	362,352	401,351	669,501
Noncontrolling interests in Operating Partnership units	2,066,102	2,618,699	3,268,473
Contingently issuable shares and units from special dividend	827,150	—	—
Denominator for diluted earnings per common share - adjusted weighted average shares	152,095,503	151,067,195	150,152,953
Diluted earnings per common share attributable to Rayonier Inc.:	$2.39	$1.17	$0.73

	2024	2023	2022
Anti-dilutive shares excluded from computations of diluted earnings per common share:			
Stock options, performance shares, restricted shares and restricted stock units	147,514	164,865	103,514

(Dollar amounts in thousands unless otherwise stated)

Basic earnings per unit ("EPU") is calculated by dividing net income available to unitholders of Rayonier, L.P. by the weighted average number of units outstanding during the year. Diluted EPU is calculated by dividing net income available to unitholders of Rayonier, L.P. by the weighted average number of units outstanding adjusted to include the potentially dilutive effect of outstanding unit equivalents, including stock options, performance shares, restricted shares, restricted stock units and contingently issuable shares and units.

The following table provides details of the calculations of basic and diluted earnings per unit of the Operating Partnership for the three years ended December 31:

	2024	2023	2022
Earnings per unit - basic			
Numerator:			
Net Income	$368,983	$178,495	$122,791
Less: Net income attributable to noncontrolling interests in consolidated affiliates	(5,002)	(2,097)	(13,321)
Net income available to unitholders	$363,981	$176,398	$109,470
Denominator:			
Denominator for basic earnings per unit - weighted average units	150,905,960	150,665,372	149,478,320
Basic earnings per unit attributable to Rayonier, L.P.:	$2.41	$1.17	$0.73
Earnings per unit - diluted			
Numerator:			
Net Income	$368,983	$178,495	$122,791
Less: Net income attributable to noncontrolling interests in consolidated affiliates	(5,002)	(2,097)	(13,321)
Net income available to unitholders	$363,981	$176,398	$109,470
Denominator:			
Denominator for basic earnings per unit - weighted average units	150,905,960	150,665,372	149,478,320
Add: Dilutive effect of unit equivalents:			
Stock options	41	472	5,132
Performance shares, restricted shares and restricted stock units	362,352	401,351	669,501
Contingently issuable shares and units from special dividend	827,150	—	—
Denominator for diluted earnings per unit - adjusted weighted average units	152,095,503	151,067,195	150,152,953
Diluted earnings per unit attributable to Rayonier, L.P.	$2.39	$1.17	$0.73

	2024	2023	2022
Anti-dilutive unit equivalents excluded from computations of diluted earnings per unit:			
Stock options, performance shares, restricted shares and restricted stock units	147,514	164,865	103,514

(Dollar amounts in thousands unless otherwise stated)

7. DEBT

Our debt consisted of the following at December 31, 2024 and 2023:

	2024	2023
Debt:		
Senior Notes due 2031 at a fixed interest rate of 2.75%	$450,000	$450,000
2015 Term Loan borrowings due 2028 at a variable interest rate of 6.15% (a)	200,000	350,000
2021 Incremental Term Loan borrowings due 2029 at a variable interest rate of 6.20% (a)	200,000	200,000
2016 Incremental Term Loan borrowings due 2026 at a variable interest rate of 6.30% (a)	200,000	200,000
2022 Incremental Term Loan borrowings due 2027	—	100,000
New Zealand subsidiary shareholder loan due 2026 at a fixed interest rate of 3.64% (b)	22,683	25,453
New Zealand subsidiary shareholder loan due 2027 at a fixed interest rate of 6.48% (b)	22,683	25,453
New Zealand subsidiary shareholder loan due 2025 at a fixed interest rate of 2.95% (b)	19,442	21,817
Total principal debt	1,114,808	1,372,723
Less: Current maturities of long-term debt	(19,442)	—
Less: Unamortized discounts	(2,431)	(2,772)
Less: Deferred financing costs	(3,165)	(4,178)
Total long-term debt	$1,089,770	$1,365,773

(a) Reflects variable interest rates as of December 31, 2024.

(b) Except for changes in the New Zealand foreign exchange rate, there have been no adjustments to the carrying value of the shareholder loans since inception.

Principal payments due during the next five years and thereafter are as follows:

	Total
2025	19,442
2026	222,683
2027	22,683
2028	200,000
2029	200,000
Thereafter	450,000
Total debt	$1,114,808

2.75% SENIOR NOTES ISSUED MAY 2021

In May 2021, Rayonier, L.P. issued $450 million of 2.75% Senior Notes due 2031, guaranteed by certain subsidiaries. Semi-annual payments of interest only are due on these notes through maturity. The Senior Notes due 2031 were sold at an issue price of 99.195% of their face value, before underwriters discount. Our net proceeds after deducting approximately $3.9 million of underwriting discounts and expenses, were approximately $442.5 million. The discount and debt issuance costs are being amortized to interest expense over the term of the notes using the effective interest method.

TERM CREDIT AGREEMENTS

We have entered into several credit agreements with CoBank, ACB, as administrative agent, and a syndicate of Farm Credit institutions. Our various term credit facilities issued through the Farm Credit System provide for annual patronage payments, which are profit distributions made by the cooperative to its member-users based on the quantity or value of business done with the member-user.

All of our term credit agreements are benchmarked to Daily Simple SOFR plus a credit spread adjustment. While all of our term credit facilities provide for variable interest rates based on a spread over Daily Simple SOFR, we have entered into multiple interest rate swap agreements to fix all of our variable rate exposure. For each credit

(Dollar amounts in thousands unless otherwise stated)

facility described below, we provide our estimated effective interest rate after consideration of estimated patronage payments and interest rate swaps.

2015 TERM LOAN AGREEMENT

In August 2015, we entered into a credit agreement with CoBank, ACB, as administrative agent, and a syndicate of Farm Credit institutions and other commercial banks to provide $550 million of credit facilities, including a nine-year $350 million term loan facility (“2015 Term Loan Facility”). During the second half of 2024, we repaid $150 million of the principal balance on this loan. In connection with the repayment, we recognized a loss on early extinguishment of debt of $0.2 million, representing the write-off of a proportional amount of the unamortized deferred financing costs. The loss on early extinguishment of debt has been recorded in the Consolidated Statements of Income and Comprehensive Income (Loss) under the caption “Interest and other miscellaneous income, net.” The periodic interest rate on the 2015 Term Loan Facility is subject to a pricing grid based on our leverage ratio, as defined in the Term Credit Agreement. As of December 31, 2024, the periodic interest rate on the $200 million 2015 Term Loan Facility was Daily Simple SOFR plus 1.5% plus a credit spread adjustment of 0.1%. Monthly payments of interest only are due on this loan through maturity. We estimate the effective interest rate on this term loan facility to be approximately 2.0% after consideration of the interest rate swaps and estimated patronage refunds. For additional information on our interest rate swaps, see Note 8 — Derivative Financial Instruments and Hedging Activities.

2022 INCREMENTAL TERM LOAN AGREEMENT

In December 2022, we entered into an Incremental Term Loan Agreement to provide a five-year $250 million senior unsecured incremental term loan facility (“2022 Incremental Term Loan Facility”). During the fourth quarter of 2023, we repaid $150 million of the principal balance on this loan. In December 2024, the remaining $100 million principal balance was repaid. We recognized a loss on early extinguishment of debt of $0.2 million, representing the write-off of unamortized deferred financing costs. The loss on early extinguishment of debt has been recognized in the Consolidated Statements of Income and Comprehensive Income (Loss) under the caption “Interest and other miscellaneous income, net.”

2016 INCREMENTAL TERM LOAN AGREEMENT

In April 2016, we entered into an Incremental Term Loan Agreement to provide a 10-year, $300 million term loan facility (“2016 Incremental Term Loan Facility”) of which $100 million was subsequently repaid. The periodic interest rate on the 2016 Incremental Term Loan Facility is subject to a pricing grid based on our leverage ratio, as defined in the Incremental Term Loan Agreement. As of December 31, 2024, the periodic interest rate on the $200 million 2016 Incremental Term Loan Facility was Daily Simple SOFR plus 1.65% plus a credit spread adjustment of 0.1%. Monthly payments of interest only are due on this loan through maturity. We estimate the effective interest rate on this term loan facility to be approximately 2.4% after consideration of interest rate swaps and estimated patronage payments. For additional information on our interest rate swaps, see Note 8 — Derivative Financial Instruments and Hedging Activities.

(Dollar amounts in thousands unless otherwise stated)

2021 INCREMENTAL TERM LOAN AGREEMENT

In June 2021, we entered into an Incremental Term Loan Agreement, which provided us the ability to make an advance of $200 million on or before June 1, 2022. In January 2022, we made a $200 million draw on our 2021 Incremental Term Loan Facility. The periodic interest rate on the 2021 Incremental Term Loan Facility is subject to a pricing grid based on our leverage ratio, as defined in the Incremental Term Loan Agreement. As of December 31, 2024, the periodic interest rate on the 2021 Incremental Term Loan Facility was Daily Simple SOFR plus 1.55% plus a credit spread adjustment of 0.1%. Monthly payments of interest only are due on this loan through maturity. We estimate the effective interest rate on this term loan facility to be approximately 1.4% after consideration of interest rate swaps and estimated patronage refunds. For additional information on our interest rate swaps, see Note 8 — Derivative Financial Instruments and Hedging Activities.

REVOLVING CREDIT FACILITY

The periodic interest rate on the Revolving Credit Facility is subject to a pricing grid based on our leverage ratio, as defined in the Term Credit Agreement. As of December 31, 2024, the periodic interest rate on the Revolving Credit Facility was Daily Simple SOFR plus 1.25% plus a credit spread adjustment of 0.1%, with an unused commitment fee of 0.175%. Monthly payments of interest only are due on this loan through maturity. See Note 23 — Other Assets for additional information about deferred financing costs related to revolving debt.

During the year ended December 31, 2024, we made no borrowings or repayments on our Revolving Credit Facility. At December 31, 2024, we had available borrowings of $293.0 million, net of $7.0 million to secure our outstanding letters of credit.

NEW ZEALAND SUBSIDIARY DEBT

WORKING CAPITAL FACILITY

In July 2024, the New Zealand subsidiary renewed its NZ$20 million working capital facility, extending its maturity date to June 30, 2025. The facility is available for short-term operating cash flow needs of the New Zealand subsidiary. This facility holds a variable interest rate indexed to the 90-day New Zealand Bank Bill rate ("BKBM"). The margins are set for the term of the facility. During the year ended December 31, 2024, the New Zealand subsidiary made no borrowings or repayments on its working capital facility. At December 31, 2024, there was no outstanding balance on the facility.

SHAREHOLDER LOANS

The New Zealand subsidiary has made capital distributions in the past to its partners on a pro rata basis to redeem certain equity interests, which were reinvested by the partners into shareholder loans to the New Zealand subsidiary. Our capital distribution and portion of the shareholder loan are eliminated in consolidation. The capital distribution to the minority shareholder and its reinvestment in the shareholder loan results in the recording of a loan payable by the New Zealand subsidiary. Except for changes in the New Zealand foreign exchange rate, there have been no adjustments to the carrying value of the shareholder loans since its inception. See Note 5 — Noncontrolling Interests for more information regarding the New Zealand subsidiary.

SHAREHOLDER LOAN DUE 2025

In September 2020, the New Zealand subsidiary recorded a loan payable in the amount of $23.3 million due in 2025 at a fixed interest rate of 2.95%. As of December 31, 2024, the outstanding balance is $19.4 million.

SHAREHOLDER LOAN DUE 2026

In July 2021, the New Zealand subsidiary recorded a loan payable in the amount of $28.1 million due in 2026 at a fixed interest rate of 3.64%. As of December 31, 2024, the outstanding balance is $22.7 million.

(Dollar amounts in thousands unless otherwise stated)

SHAREHOLDER LOAN DUE 2027

In April 2022, the New Zealand subsidiary recorded a loan payable in the amount of $27.9 million due in 2027 at a fixed interest rate of 6.48%. As of December 31, 2024, the outstanding balance is $22.7 million.

DEBT COVENANTS

In connection with our 2015 Term Loan Agreement, 2016 Incremental Term Loan Agreement, 2021 Incremental Term Loan Agreement and Revolving Credit Facility, customary covenants must be met, the most significant of which include interest coverage and leverage ratios.

The covenants listed below, which are the most significant financial covenants in effect as of December 31, 2024, are calculated on a trailing 12-month basis:

	Covenant Requirement	Actual Ratio	Favorable
Covenant EBITDA to consolidated interest expense should not be less than	2.5 to 1	8.3 to 1	5.8
Covenant debt to covenant net worth plus covenant debt shall not exceed	65%	40%	25%

In addition to the financial covenants listed above, the Senior Notes due 2031, 2015 Term Loan Agreement, 2016 Incremental Term Loan Agreement, 2021 Incremental Term Loan Agreement, and Revolving Credit Facility include customary covenants that limit the incurrence of debt and the disposition of assets, among others. At December 31, 2024, we were in compliance with all applicable covenants.

(Dollar amounts in thousands unless otherwise stated)

8. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

We are exposed to market risk related to potential fluctuations in foreign currency exchange rates and interest rates. We use derivative financial instruments to mitigate the financial impact of exposure to these risks.

Accounting for derivative financial instruments is governed by ASC Topic 815, *Derivatives and Hedging*, ("ASC 815"). In accordance with ASC 815, we record our derivative instruments at fair value as either assets or liabilities in the Consolidated Balance Sheets. Changes in the instruments' fair value are accounted for based on their intended use. Gains and losses on derivatives that are designated and qualify for cash flow hedge accounting are recorded as a component of accumulated other comprehensive income ("AOCI") and reclassified into earnings when the hedged transaction materializes. Gains and losses on derivatives that are designated and qualify for net investment hedge accounting are recorded as a component of AOCI and will not be reclassified into earnings until the investment is partially or completely liquidated. The changes in the fair value of derivatives not designated as hedging instruments and those which are no longer effective as hedging instruments, are recognized immediately in earnings.

FOREIGN CURRENCY EXCHANGE AND OPTION CONTRACTS

Our New Zealand subsidiary's domestic sales and operating expenses are predominately denominated in New Zealand dollars, while its export sales, shareholder distributions and ocean freight payments are predominately denominated in U.S. dollars. To the extent New Zealand dollar costs exceed New Zealand dollar revenues (the "foreign exchange exposure"), the New Zealand subsidiary manages the foreign exchange exposure through the use of derivative financial instruments. It typically hedges a portion of export sales receipts to cover 50% to 90% of the projected foreign exchange exposure for the following 12 months, up to 75% for the forward 12 to 18 months and up to 50% for the forward 18 to 24 months. Additionally, it will occasionally hedge export sales receipts to cover up to 50% of the foreign exchange exposure for the forward 24 to 36 months and up to 25% of the foreign exchange exposure for the forward 36 to 48 months when the New Zealand dollar is at a cyclical low versus the U.S. dollar. The New Zealand subsidiary's trading operations typically hedge a portion of export sales receipts to cover the projected foreign exchange exposure for the following three months. As of December 31, 2024, foreign currency exchange contracts and foreign currency option contracts had maturity dates through December 2027 and November 2027, respectively.

Foreign currency exchange and option contracts hedging foreign currency risk qualify for cash flow hedge accounting. We may de-designate these cash flow hedge relationships in advance or at the occurrence of the forecasted transaction. The portion of gains or losses on the derivative instrument previously in AOCI for de-designated hedges remains in AOCI until the forecasted transaction affects earnings. Changes in the value of derivative instruments after de-designation are recorded in earnings.

INTEREST RATE PRODUCTS

We are exposed to cash flow interest rate risk on our variable-rate debt and on anticipated debt issuances. We use variable-to-fixed interest rate swaps and forward-starting interest rate swap agreements to hedge this exposure. For these derivative instruments, we report the gains/losses from the fluctuations in the fair market value of the hedges in AOCI and reclassify them to earnings as interest expense in the same period in which the hedged interest payments affect earnings.

To the extent we de-designate or terminate a cash flow hedging relationship and the associated hedged item continues to exist, any unrealized gain or loss of the cash flow hedge at the time of de-designation remains in AOCI and is amortized using the straight-line method through interest expense over the remaining life of the hedged item. To the extent the associated hedged item is no longer effective, the gain or loss is reclassified out of AOCI to earnings immediately.

(Dollar amounts in thousands unless otherwise stated)

INTEREST RATE SWAPS

On December 27, 2024, we terminated and cash settled $100 million in notional value of our interest rate swaps, maturing in 2027, in connection with the repayment of $100 million outstanding under the 2022 Incremental Term Loan. Upon termination of the swap, we received $0.9 million from our counterparty. The termination resulted in a $1.6 million gain, which was recognized in earnings during the year ended December 31, 2024, within the Consolidated Statements of Income and Comprehensive Income (Loss) under the caption "Interest expense, net." See Note 7 — Debt for additional information.

The following table contains information on the outstanding interest rate swaps as of December 31, 2024:

Outstanding Interest Rate Swaps (a)						
Date Entered Into	Term	Notional Amount	Related Debt Facility	Fixed Rate of Swap	Bank Margin on Debt (b)	Total Effective Interest Rate (c)
April 2016	10 years	$100,000	2016 Incremental Term Loan	1.50%	1.75%	3.25%
April 2016	10 years	100,000	2016 Incremental Term Loan	1.51%	1.75%	3.26%
May 2021 (d)	7 years	200,000	2021 Incremental Term Loan	0.67%	1.65%	2.32%
April 2020 (e)	4 years	100,000	2015 Term Loan	0.78%	1.60%	2.38%
May 2020 (e)	4 years	50,000	2015 Term Loan	0.64%	1.60%	2.24%
May 2023 (e)	4 years	50,000	2015 Term Loan	3.29%	1.60%	4.89%

(a) All interest rate swaps have been designated as interest rate cash flow hedges and qualify for hedge accounting.
(b) Includes the SOFR Credit Spread Adjustment component of 0.1%.
(c) Rate is before estimated patronage payments.
(d) Matured into an active interest rate swap on February 1, 2022.
(e) On August 1, 2024, our three forward-starting interest rate swaps with a total notional amount of $200 million matured into active interest rate swaps. See Note 7 — Debt for additional information.

The following table demonstrates the impact, gross of tax, of our derivatives on the Consolidated Statements of Income and Comprehensive Income (Loss) for the years ended December 31, 2024, 2023 and 2022:

	Location on Statement of Income and Comprehensive Income (Loss)	2024	2023	2022
Derivatives designated as cash flow hedges:				
Foreign currency exchange contracts	Other comprehensive (loss) income	($10,905)	($69)	$5,093
	Other operating (expense) income, net	1,104	7,522	(7,682)
Foreign currency option contracts	Other comprehensive (loss) income	(3,677)	558	610
	Other operating (expense) income, net	(58)	446	—
Interest rate products	Other comprehensive (loss) income	21,795	10,265	75,006
	Interest expense, net	(28,406)	(26,311)	2,459

(Dollar amounts in thousands unless otherwise stated)

During the next 12 months, the amount of the AOCI balance, net of tax, expected to be reclassified into earnings is a gain of approximately $13.2 million. The following table contains details of the amounts expected to be reclassified into earnings:

	Amount expected to be reclassified into earnings in next 12 months
Derivatives designated as cash flow hedges:	
Foreign currency exchange contracts	($2,762)
Foreign currency option contracts	(497)
Interest rate products (a)	16,414
Total estimated gain on derivatives contracts	$13,155

(a) These reclassified amounts are expected to fully offset variable interest rate payments made to debt holders, resulting in no net impact on our earnings or cash flows.

The following table contains the notional amounts of the derivative financial instruments recorded in the Consolidated Balance Sheets at December 31, 2024 and 2023:

	Notional Amount	
	2024	2023
Derivatives designated as cash flow hedges:		
Foreign currency exchange contracts	$127,600	$122,700
Foreign currency option contracts	132,000	98,000
Interest rate swaps	600,000	850,000
Forward-starting interest rate swaps	—	200,000

(Dollar amounts in thousands unless otherwise stated)

The following table contains the fair values of the derivative financial instruments recorded in the Consolidated Balance Sheets at December 31, 2024 and 2023. Changes in balances of derivative financial instruments are recorded as operating activities in the Consolidated Statements of Cash Flows:

	Location on Balance Sheet	Fair Value Assets (Liabilities) (a) 2024	2023
Derivatives designated as cash flow hedges:			
Foreign currency exchange contracts	Other current assets	—	$1,175
	Other assets	—	2,405
	Other current liabilities	(3,837)	(664)
	Other non-current liabilities	(3,048)	—
Foreign currency option contracts	Other current assets	170	342
	Other assets	1,023	2,158
	Other current liabilities	(860)	(139)
	Other non-current liabilities	(2,497)	(789)
Interest rate swaps	Other current assets	—	5,742
	Other assets	49,353	37,983
	Other non-current liabilities	—	(546)
Forward-starting interest rate swaps	Other assets	—	12,790
	Other non-current liabilities	—	(8)
Total derivative contracts:			
Other current assets		$170	$7,259
Other assets		50,376	55,336
Total derivative assets		$50,546	$62,595
Other current liabilities		(4,697)	(803)
Other non-current liabilities		(5,545)	(1,343)
Total derivative liabilities		($10,242)	($2,146)

(a) See Note 9 — Fair Value Measurements for further information on the fair value of our derivatives including their classification within the fair value hierarchy.

OFFSETTING DERIVATIVES

Derivative financial instruments are presented at their gross fair values in the Consolidated Balance Sheets. Our derivative financial instruments are not subject to master netting arrangements, which would allow the right of offset.

(Dollar amounts in thousands unless otherwise stated)

9. FAIR VALUE MEASUREMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS

A three-level hierarchy that prioritizes the inputs used to measure fair value was established in the Accounting Standards Codification as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table presents the carrying amount and estimated fair values of our financial instruments at December 31, 2024 and 2023, using market information and what we believe to be appropriate valuation methodologies under GAAP:

	December 31, 2024			December 31, 2023		
		Fair Value			Fair Value	
Asset (Liability) (a)	Carrying Amount	Level 1	Level 2	Carrying Amount	Level 1	Level 2
Cash and cash equivalents	$323,158	$323,158	—	$207,696	$207,696	—
Restricted cash, current (b)	19,366	19,366	—	—	—	—
Restricted cash, non-current (b)	676	676	—	678	678	—
Current maturities of long-term debt (c)	(19,442)	—	(19,936)	—	—	—
Long-term debt (c)	(1,089,770)	—	(1,031,649)	(1,365,773)	—	(1,299,951)
Interest rate swaps (d)	49,353	—	49,353	43,179	—	43,179
Forward-starting interest rate swaps (d)	—	—	—	12,782	—	12,782
Foreign currency exchange contracts (d)	(6,885)	—	(6,885)	2,916	—	2,916
Foreign currency option contracts (d)	(2,164)	—	(2,164)	1,572	—	1,572
Noncontrolling interests in the Operating Partnership (e)	51,843	—	51,843	81,651	—	81,651

(a) We did not have Level 3 assets or liabilities at December 31, 2024 and 2023.

(b) Restricted cash represents proceeds from like-kind exchange sales deposited with a third-party intermediary and cash held in escrow. See Note 21 — Restricted Cash for additional information.

(c) The carrying amount of long-term debt is presented net of deferred financing costs and unamortized discounts on non-revolving debt. See Note 7 — Debt for additional information.

(d) See Note 8 — Derivative Financial Instruments and Hedging Activities for information regarding the Consolidated Balance Sheets classification of our derivative financial instruments.

(e) Noncontrolling interests in the Operating Partnership is neither an asset nor liability and is classified as temporary equity in the Company's Consolidated Balance Sheets. This relates to the ownership of Rayonier, L.P. units by various individuals and entities other than the Company. See Note 5 — Noncontrolling Interests for additional information.

We use the following methods and assumptions in estimating the fair value of our financial instruments:

Cash and cash equivalents and Restricted cash — The carrying amount is equal to fair market value.

Debt — The fair value of fixed rate debt is based upon quoted market prices for debt with similar terms and maturities. The variable rate debt adjusts with changes in the market rate, therefore the carrying value approximates fair value.

Interest rate swap agreements — The fair value of interest rate contracts is determined by discounting the expected future cash flows, for each instrument, at prevailing interest rates.

Foreign currency exchange contracts — The fair value of foreign currency exchange contracts is determined by a mark-to-market valuation, which estimates fair value by discounting the difference between the contracted forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate.

(Dollar amounts in thousands unless otherwise stated)

Foreign currency option contracts — The fair value of foreign currency option contracts is based on a mark-to-market calculation using the Black-Scholes option pricing model.

Noncontrolling interests in the Operating Partnership — The fair value of noncontrolling interests in the Operating Partnership is determined based on the period-end closing price of Rayonier Inc. common shares.

10. COMMITMENTS

At December 31, 2024, the future minimum payments under non-cancellable commitments were as follows:

	Environmental Remediation (a)	Real Estate Projects (b)	Commitments (c)	Total
2025	$4,283	$25,668	$5,109	$35,060
2026	763	11,382	2,655	14,800
2027	437	5,901	1,366	7,704
2028	274	9,545	71	9,890
2029	228	537	76	841
Thereafter	1,908	7,505	440	9,853
	$7,893	$60,538	$9,717	$78,148

(a) Environmental remediation represents our estimate of potential liability associated with environmental contamination and Natural Resource Damages (NRD) in Port Gamble, Washington. See Note 12 — Environmental and Natural Resource Damage Liabilities for additional information.
(b) Primarily consisting of payments expected to be made on our Wildlight and Heartwood development projects.
(c) Commitments include payments expected to be made on financial instruments (foreign exchange contracts) and other purchase obligations.

11. CONTINGENCIES

We have been named as a defendant in various lawsuits and claims arising in the normal course of business. While we have procured reasonable and customary insurance covering risks normally occurring in connection with our businesses, we have in certain cases retained some risk through the operation of large deductible insurance plans, primarily in the areas of executive risk, property, automobile and general liability. These pending lawsuits and claims, either individually or in the aggregate, are not expected to have a material adverse effect on our financial position, results of operations, or cash flow.

(Dollar amounts in thousands unless otherwise stated)

12. ENVIRONMENTAL AND NATURAL RESOURCE DAMAGE LIABILITIES

Various federal and state environmental laws in the states in which we operate place cleanup or restoration liability on the current and former owners of affected real estate. These laws are often a source of “strict liability,” meaning that an owner or operator need not necessarily have caused, or even been aware of, the release of contaminated materials. Similarly, there are certain environmental laws that allow state, federal, and tribal trustees (collectively, the “Trustees”) to bring suit against property owners to recover damage for injuries to natural resources. Like the liability that attaches to current property owners in the cleanup context, liability for natural resource damages (“NRD”) can attach to a property simply because an injury to natural resources resulted from releases of contaminated materials on or from the owner’s property, regardless of culpability for the release.

Changes in environmental and NRD liabilities from December 31, 2023 to December 31, 2024 are shown below:

	Port Gamble, WA
Non-current portion at December 31, 2023	$4,785
Plus: Current portion	11,793
Total Balance at December 31, 2023	16,578
Expenditures charged to liabilities	(12,082)
Increase in liabilities	3,397
Total Balance at December 31, 2024	7,893
Less: Current portion	(4,283)
Non-current portion at December 31, 2024	$3,610

We periodically examine whether the contingent liabilities related to the environmental matters described above are probable and reasonably estimable based on experience and ongoing developments in those matters, including continued study and analysis of ongoing remediation obligations. During the year ended December 31, 2024, with the assistance of independent environmental consultants and taking into consideration inflation, investigation and remediation actions previously completed, new information available during the period and ongoing discussions with the Trustees, we completed a comprehensive long-term analysis and cost assessment related to our ongoing environmental remediation and NRD obligations. As a result of this analysis, we increased the accrual for environmental and NRD liabilities by $3.4 million, which are recorded on an undiscounted basis.

It is expected that the upland mill site cleanup and NRD restoration will occur over the next one to two years, while the monitoring of the Port Gamble Bay, mill site and landfills will continue for an additional 15 to 20 years. NRD costs are subject to change as the restoration projects progress. It is reasonably possible that these components of the liability may increase as construction continues. Management continues to monitor the Port Gamble cleanup process and will make adjustments as needed. Should any future circumstances result in a change to the estimated cost of the project, we will record an appropriate adjustment to the liability in the period it becomes known and when we can reasonably estimate the amount. For further information on the timing and amount of future payments related to our environmental remediation liabilities, see Note 10 — Commitments.

We do not currently anticipate any material loss in excess of the amounts accrued; however we are not able to estimate a possible loss or range of loss, if any, in excess of the established liabilities. Our future remediation expenses may be affected by a number of uncertainties including, but not limited to, the difficulty in estimating the extent and method of remediation, the evolving nature of environmental regulations, and the availability and application of technology. We do not expect the resolution of such uncertainties to have a material adverse effect on our consolidated financial position or liquidity.

(Dollar amounts in thousands unless otherwise stated)

13. GUARANTEES

We provide financial guarantees as required by creditors, insurance programs, and various governmental agencies.

As of December 31, 2024, the following financial guarantees were outstanding:

Financial Commitments (a)	Maximum Potential Payment
Standby letters of credit (b)	$6,996
Surety bonds (c)	45,703
Total financial commitments	$52,699

(a) We have not recorded any liabilities for these financial commitments in the Consolidated Balance Sheets. The guarantees are not subject to measurement, as the guarantees are dependent on our own performance.

(b) Approximately $6.3 million of the standby letters of credit serve as credit support for real estate construction in our Wildlight development project. The remaining letter of credit supports various insurance related agreements. These letters of credit will expire at various dates during 2025 and will be renewed as required.

(c) Surety bonds are issued primarily to secure performance obligations related to various operational activities and to provide collateral for our Wildlight development project in Nassau County, Florida and our Heartwood development project in Richmond Hill, Georgia. These surety bonds expire at various dates during 2025, 2026, and 2027 and are expected to be renewed as required.

(Dollar amounts in thousands unless otherwise stated)

14. HIGHER AND BETTER USE TIMBERLANDS AND REAL ESTATE DEVELOPMENT INVESTMENTS

We routinely assess potential alternative uses of our timberlands, as some properties may become more valuable for development, residential, recreation or other purposes. We periodically transfer, via a sale or contribution from the real estate investment trust ("REIT") entities to taxable REIT subsidiaries ("TRS"), higher and better use ("HBU") timberlands to enable land-use entitlement, development or marketing activities. We also acquire HBU properties in connection with timberland acquisitions. These properties are managed as timberlands until sold or developed. While the majority of HBU sales involve rural and recreational land, we also selectively pursue various land-use entitlements on certain properties for residential, commercial and industrial development in order to enhance the long-term value of such properties. For selected development properties, we also invest in targeted infrastructure improvements, such as roadways and utilities, to accelerate the marketability and improve the value of such properties.

Changes in higher and better use timberlands and real estate development investments from December 31, 2023 to December 31, 2024 are shown below:

	Higher and Better Use Timberlands and Real Estate Development Investments		
	Land and Timber	Development Investments	Total
Non-current portion at December 31, 2023	$86,986	$18,609	$105,595
Plus: Current portion (a)	1,699	24,639	26,338
Total Balance at December 31, 2023	88,685	43,248	131,933
Non-cash cost of land and improved development	(14,588)	(19,232)	(33,820)
Amortization of parcel real estate development investments	—	(6,669)	(6,669)
Timber depletion from harvesting activities and basis of timber sold in real estate sales	(1,522)	—	(1,522)
Capitalized real estate development investments (b)	—	33,637	33,637
Capital expenditures (silviculture)	340	—	340
Intersegment transfers	15,319	—	15,319
Total Balance at December 31, 2024	88,234	50,984	139,218
Less: Current portion (a)	(1,402)	(28,206)	(29,608)
Non-current portion at December 31, 2024	$86,832	$22,778	$109,610

(a) The current portion of Higher and Better Use Timberlands and Real Estate Development Investments is recorded in Inventory. See Note 15 — Inventory for additional information.

(b) Capitalized real estate development investments includes $0.7 million of capitalized interest and $7.8 million of parcel real estate development investments. Parcel real estate development investments represent investments made for specific lots and/or commercial parcels that are currently under contract or expected to be ready for market within one year.

15. INVENTORY

As of December 31, 2024 and 2023, our inventory consisted entirely of finished goods, as follows:

	2024	2023
Finished goods inventory		
Real estate inventory (a)	$29,608	$26,338
Log inventory	2,564	4,490
Carbon unit inventory (b)	169	189
Total inventory	$32,341	$31,017

(a) Represents the cost of HBU real estate (including capitalized development investments) expected to be sold as well as the cost of HBU real estate deferred until post-closing obligations are satisfied. See Note 14 — Higher and Better Use Timberlands and Real Estate Development Investments for additional information.

(b) Represents the basis in New Zealand carbon units intended to be sold in the next 12 months. See Note 1 — Summary of Significant Accounting Policies and Note 23 — Other Assets for additional information on carbon credits.

(Dollar amounts in thousands unless otherwise stated)

16. LEASES

TIMBERLAND LEASES

U.S. timberland leases typically have initial terms of approximately 30 to 65 years, with renewal provisions in some cases. New Zealand timberland lease terms typically range between 30 and 99 years. New Zealand lease arrangements generally consist of Crown Forest Licenses ("CFLs"), forestry rights and land leases. A CFL is a license arrangement to use government or privately owned lands to operate a commercial forest. CFLs generally extend indefinitely and may only be terminated upon a 35-year termination notice. If no termination notice is given, the CFLs renew automatically each year for a one-year term. Alternatively, some CFLs extend for a specific term. Once a CFL is terminated, we may be able to obtain a forestry right from the subsequent owner. A forestry right is a license arrangement with a private entity to use their lands to operate a commercial forest. Forestry rights terminate either upon the issuance of a termination notice (which can last 35 to 45 years), completion of harvest, or a specified termination date.

As of December 31, 2024, the New Zealand subsidiary has three CFLs comprising 11,000 gross acres or 8,000 net plantable acres under termination notice that are being relinquished as harvest activities are concluded, as well as two fixed-term CFLs comprising 3,000 gross acres or 2,000 net plantable acres expiring in 2062. Additionally, the New Zealand subsidiary has two forestry rights comprising 31,000 gross acres or 3,000 net plantable acres under termination notice that are being relinquished as harvest activities are concluded.

OTHER NON-TIMBERLAND LEASES

In addition to timberland holdings, we lease properties for certain office locations. Significant leased properties include a regional office in Lufkin, Texas; a Pacific Northwest Timber office in Hoquiam, Washington and a New Zealand Timber and Trading headquarters in Auckland, New Zealand.

LEASE MATURITIES, LEASE COST AND OTHER LEASE INFORMATION

The following table details our undiscounted lease obligations as of December 31, 2024 by type of lease and year of expiration:

		Year of Expiration					
Lease Obligations	**Total**	**2025**	**2026**	**2027**	**2028**	**2029**	**Thereafter**
Operating lease liabilities	$178,734	$8,326	$7,408	$7,279	$6,939	$7,466	$141,316
Total Undiscounted Cash Flows	$178,734	$8,326	$7,408	$7,279	$6,939	$7,466	$141,316
Imputed interest	(95,709)						
Balance at December 31, 2024	$83,025						
Less: Current portion	(6,728)						
Non-current portion at December 31, 2024	$76,297						

The following table details components of our lease cost for the years ended December 31, 2024, 2023, and 2022:

	Year Ended December 31,		
Lease Cost Components	**2024**	**2023**	**2022**
Operating lease cost	$9,716	$9,694	$9,332
Variable lease cost (a)	529	535	757
Total lease cost (b)	$10,245	$10,229	$10,089

(a) The majority of timberland leases are subject to increases or decreases based on either the Consumer Price Index, Producer Price Index or market rates.

(b) Short-term leases with an initial term of 12 months or less are not recorded on the balance sheet. Lease expense for these leases are expensed on a straight line basis over the lease term. Short-term lease expense was not material for the year ended December 31, 2024.

(Dollar amounts in thousands unless otherwise stated)

The following table details components of our lease cost for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,		
Supplemental Cash Flow Information Related to Leases:	**2024**	**2023**	**2022**
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$2,166	$2,841	$2,571
Investing cash flows from operating leases	7,550	6,853	6,761
Total cash flows from operating leases	$9,716	$9,694	$9,332
Weighted-average remaining lease term in years - operating leases	29	30	30
Weighted-average discount rate - operating leases	6%	6%	5%

We apply the following practical expedients as allowed under ASC 842:

Practical Expedient	Description
Short-term leases	We do not record right-of-use assets or liabilities for short-term leases (a lease that at commencement date has a lease term of 12 months or less and does not contain a purchase option that is reasonably certain to be exercised).
Separation of lease and non-lease components	We do not separate non-lease components from the associated lease components if they have the same timing and pattern of transfer and, if accounted for separately, would both be classified as an operating lease.

17. OTHER OPERATING (EXPENSE) INCOME, NET

The following table provides the composition of Other operating (expense) income, net for the three years ended December 31:

	2024	2023	2022
Gain (loss) on foreign currency remeasurement, net of cash flow hedges	$1,270	($8,458)	($5,251)
Gain on sale or disposal of property, plant & equipment	13	37	40
Costs related to disposition initiatives (a)	(1,597)	—	—
Restructuring charges (b)	(1,139)	—	—
Equity income related to Bainbridge Landing LLC joint venture (c)	830	—	15,477
Miscellaneous (expense) income, net	(654)	115	(562)
Total	($1,277)	($8,306)	$9,704

(a) Costs related to disposition initiatives include legal, advisory, and other due diligence costs incurred in connection with our asset disposition plan, which was announced in November 2023.

(b) Restructuring charges include severance costs related to workforce optimization initiatives.

(c) See Note 5 — Noncontrolling Interests for additional information regarding income from our Bainbridge Landing LLC joint venture.

(Dollar amounts in thousands unless otherwise stated)

18. EMPLOYEE BENEFIT PLANS

We had one qualified non-contributory defined benefit pension plan covering a portion of our employees and an unfunded plan that provided benefits in excess of amounts allowable under current tax law in the qualified plans. We closed enrollment in the pension plans to salaried employees hired after December 31, 2005. Effective December 31, 2016, we froze benefits for all employees participating in the pension plan. In lieu of the pension plan, we provide those employees with an enhanced 401(k) plan match consistent with what is currently provided to employees hired after December 31, 2005. Employee benefit plan liabilities are calculated using actuarial estimates and management assumptions. These estimates are based on historical information, along with certain assumptions about future events. Changes in assumptions, as well as changes in actual experience, could cause the estimates to change.

DEFINED BENEFIT PLAN

In December 2022, the Rayonier Board of Directors authorized the termination of its Defined Benefit Plan. Affected participants were notified of the termination and provided with alternative distribution options. The Defined Benefit Plan was terminated on February 28, 2023. During the fourth quarter of 2023, lump sum distributions were made to participants who elected that option. The remaining plan liabilities were settled in March 2024 through the purchase of annuity contracts from a third-party insurance provider. In connection with the plan's termination, we made a cash contribution of $2.7 million to fully fund the plan. Additionally, a pre-tax non-cash pension settlement charge of $5.7 million was recognized as a component of AOCI due to actuarial losses.

UNFUNDED PLAN

In July 2023, the Rayonier Board of Directors authorized the termination of the unfunded plan and distribution of all benefits in accordance with Section 409A of the Internal Revenue Code. The unfunded plan was terminated on July 31, 2023, and settled in the third quarter of 2024 with lump sum cash payments of $1.2 million. A pre-tax non-cash pension settlement charge related to the actuarial losses was recognized as a component of AOCI. See Note 24 — Accumulated Other Comprehensive (Loss) Income for additional information.

(Dollar amounts in thousands unless otherwise stated)

The following tables set forth the change in the projected benefit obligation and plan assets and reconcile the funded status and the amounts recognized in the Consolidated Balance Sheets for the pension and postretirement benefit plans for the two years ended December 31:

	Pension		Postretirement	
	2024	2023	2024	2023
Change in Projected Benefit Obligation				
Projected benefit obligation at beginning of year	$63,142	$70,062	$1,491	$1,421
Service cost	—	—	3	4
Interest cost	535	3,374	70	70
Actuarial (gain) loss	(5,046)	4,356	(145)	10
Benefits paid	(742)	(3,924)	(15)	(14)
Expenses paid	(10)	(653)	—	—
Settlement	(57,879)	(10,073)	—	—
Projected benefit obligation at end of year	—	$63,142	$1,404	$1,491
Change in Plan Assets				
Fair value of plan assets at beginning of year	$54,750	$62,843	—	—
Actual return on plan assets	603	6,356	—	—
Employer contributions	3,441	201	15	14
Benefits paid	(742)	(3,924)	(15)	(14)
Other expense	(173)	(653)	—	—
Settlement	(57,879)	(10,073)	—	—
Fair value of plan assets at end of year	—	$54,750	—	—
Funded Status at End of Year				
Net accrued benefit cost	—	($8,392)	($1,404)	($1,491)
Amounts Recognized in the Consolidated Balance Sheets Consist of:				
Current liabilities	—	($8,392)	($57)	($52)
Noncurrent liabilities	—	—	(1,347)	(1,439)
Net amount recognized	—	($8,392)	($1,404)	($1,491)

For pension and postretirement plans with accumulated benefit obligations in excess of plan assets, the following table sets forth the projected and accumulated benefit obligations and the fair value of plan assets for the two years ended December 31:

	2024	2023
Projected benefit obligation	—	$63,142
Accumulated benefit obligation	—	63,142
Accumulated postretirement benefit obligation	1,404	1,491
Fair value of plan assets	—	54,750

(Dollar amounts in thousands unless otherwise stated)

OTHER COMPREHENSIVE INCOME (LOSS)

Net gains or losses recognized in other comprehensive income (loss) for the three years ended December 31 are as follows:

	Pension			Postretirement		
	2024	2023	2022	2024	2023	2022
Net gains (losses)	$5,106	($1,438)	$362	$145	($11)	$512

Net gains or losses reclassified from other comprehensive income (loss) and recognized as a component of pension and postretirement expense for the three years ended December 31 are as follows:

	Pension			Postretirement		
	2024	2023	2022	2024	2023	2022
Amortization of losses	$1	$6	$738	—	—	$15
Net settlement loss	5,816	2,036	—	—	—	—

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) ("AOCI")

Net losses that have not yet been included in pension and postretirement expense for the two years ended December 31, but have been recognized as a component of AOCI are as follows:

	Pension		Postretirement	
	2024	2023	2024	2023
Net (losses) income	—	($10,923)	$230	$85
Deferred income tax benefit	—	1,216	—	6
AOCI	—	($9,707)	$230	$91

NET PENSION AND POSTRETIREMENT BENEFIT COST (CREDIT)

The following tables set forth the components of net pension and postretirement benefit cost (credit) that have been recognized during the three years ended December 31:

	Pension			Postretirement		
	2024	2023	2022	2024	2023	2022
Components of Net Periodic Benefit Cost (Credit)						
Service cost	—	—	—	$3	$4	$7
Interest cost	535	3,374	2,434	70	70	51
Expected return on plan assets	(542)	(3,439)	(3,486)	—	—	—
Amortization of losses	1	6	738	—	—	15
Settlement expense	5,816	2,036	—	—	—	—
Net periodic benefit cost (credit)	$5,810	$1,977	($314)	$73	$74	$73

The service cost component of our benefit expense is recorded within the operating expense line item "Selling and general expenses" within the Consolidated Statements of Income and Comprehensive Income (Loss). All other components of the benefit costs expense are included within the "Interest and other miscellaneous income, net" line item of the Consolidated Statements of Income and Comprehensive Income (Loss).

(Dollar amounts in thousands unless otherwise stated)

VALUATION ASSUMPTIONS

The following table sets forth the principal assumptions inherent in the determination of benefit obligations and net periodic benefit cost of the pension and postretirement benefit plans as of December 31:

	Pension			Postretirement		
	2024	2023	2022	2024	2023	2022
Assumptions used to determine benefit obligations at December 31:						
Discount rate	N/A	4.99%	4.96%	5.49%	4.81%	5.01%
Assumptions used to determine net periodic benefit cost for years ended December 31:						
Discount rate	5.00%	4.96%	2.65%	4.81%	5.01%	2.75%
Expected long-term return on plan assets	4.97%	4.97%	4.97%	—	—	—

INVESTMENT OF PLAN ASSETS

Our Pension and Savings Plan Committee and the Audit Committee of the Board of Directors oversaw the pension plans' investment program, which was designed to maximize returns and provide sufficient liquidity to meet plan obligations while maintaining acceptable risk levels. The investment approach emphasized diversification by allocating the plans' assets among asset categories and selecting investment managers whose various investment methodologies would be minimally correlative with each other.

Our pension plans' asset allocation (excluding short-term investments) at December 31, 2024 and 2023 are as follows:

	Percentage of Plan Assets	
Asset Category	2024	2023
Domestic equity securities	—	15%
International equity securities	—	9%
Domestic fixed income securities	—	75%
Real estate fund	—	1%
Total (a)	—	100%

(a) As of December 31, 2024 all plan assets were distributed as part of the previously discussed plan settlements.

Investments within the equity categories may include large capitalization, small capitalization and emerging market securities. Pension assets did not include a direct investment in Rayonier common shares during the years ended December 31, 2024 and 2023.

NET ASSET VALUE MEASUREMENTS

Separate investment accounts are measured using the unit value calculated based on the Net Asset Value ("NAV") of the underlying assets. The NAV is based on the fair value of the underlying investments held by each fund less liabilities divided by the units outstanding as of the valuation date. These funds are not publicly traded; however, the unit price calculation is based on observable market inputs of the funds' underlying assets.

(Dollar amounts in thousands unless otherwise stated)

The following table sets forth the net asset value of the plan assets as of December 31, 2024 or 2023:

Asset Category	December 31, 2024	December 31, 2023
Investments at Net Asset Value:		
Separate Investment Accounts (a)	—	$54,750
Total Investments at Net Asset Value	—	$54,750

(a) As of December 31, 2024 all plan assets were distributed as part of the previously discussed plan settlements.

CASH FLOWS

Our expected benefit payments to be made for the next 10 years are as follows:

	Pension Benefits	Postretirement Benefits
2025	—	$57
2026	—	62
2027	—	67
2028	—	71
2029	—	76
2030-2034	—	440

DEFINED CONTRIBUTION PLANS

We provide a defined contribution plan to all of our eligible employees. Company contributions charged to expense for these plans were $2.7 million, $2.5 million and $2.5 million for the years ended December 31, 2024, 2023 and 2022, respectively. The defined contribution plan includes Rayonier common shares with a fair market value of $6.4 million and $8.1 million at December 31, 2024 and 2023, respectively. As of June 1, 2016, the Rayonier Inc. Common Stock Fund was closed to new contributions. Transfers out of the fund will continue to be permitted, but no new investments or transfers into the fund are allowed.

(Dollar amounts in thousands unless otherwise stated)

19. INCENTIVE STOCK PLANS

The 2023 Rayonier Incentive Stock Plan (the "Stock Plan") was approved by shareholders on May 18, 2023. The Stock Plan allows for up to 3.0 million shares to be granted for options, rights, performance shares, restricted stock, restricted stock units, other stock-based awards or any combination of the foregoing, subject to certain limitations. At December 31, 2024, a total of 2.0 million shares were available for future grants under the Stock Plan. Grants can no longer be made under prior plans. Under the Stock Plan, shares available for issuance may be increased by awards made under the Stock Plan, or awards granted under a prior plan, that are forfeited, terminated, expire unexercised, are settled in cash in lieu of stock, are exchanged for other awards or are released from a reserve for failure to meet the maximum payout under a program. In the event that withholding tax liabilities arising from an award under this Stock Plan, other than options or stock appreciation rights, are satisfied in shares, the shares available under the Stock Plan will be increased. We issue new common shares upon the exercise of stock options, the granting of restricted stock, and the vesting of performance shares and restricted stock units. The Stock Plan allows for the cash settlement of the required withholding tax on share or unit awards.

A summary of our stock-based incentive compensation cost is presented below:

	2024	2023	2022
Selling and general expenses	$12,778	$12,710	$10,767
Cost of sales	1,122	986	1,226
Timber and Timberlands, net (a)	332	306	363
Total stock-based incentive compensation	$14,232	$14,002	$12,356
Tax benefit recognized related to stock-based incentive compensation expense (b)	$695	$677	$603

(a) Represents amounts capitalized as part of the overhead allocation of timber-related costs.

(b) A valuation allowance is recorded against the tax benefit recognized as we do not expect to be able to realize the benefit in the future.

FAIR VALUE CALCULATIONS BY AWARD

RESTRICTED STOCK UNITS & RESTRICTED STOCK

Restricted stock units granted to employees under the Stock Plan generally vest in fourths on the first, second, third and fourth anniversary of the grant date. Periodically, other one-time restricted stock unit grants are issued to employees for special purposes, such as new hire, promotion or retention, and can vest ratably over, or upon completion of, a defined period of time. Holders of unvested restricted stock and restricted stock unit awards receive dividend equivalent payments on outstanding awards. Members of the board of directors are granted restricted stock, which vests immediately upon issuance and is subject to certain holding requirements. The fair value of each share granted is equal to the share price of the Company's stock on the date of grant. We have elected to value each grant in total and recognize the expense on a straight-line basis over the requisite service period, which is the vesting period from the grant date of the award to the latest vesting date or is based on retirement eligibility. As permitted, we do not estimate a forfeiture rate for non-vested shares. Accordingly, unexpected forfeitures will lower stock-based incentive compensation during the period in which they occur.

As of December 31, 2024, there was $6.5 million of unrecognized compensation cost attributable to our restricted stock units. We expect to recognize this cost over a weighted average period of 2.4 years. As of December 31, 2024, there was no unrecognized compensation cost attributable to our restricted stock.

(Dollar amounts in thousands unless otherwise stated)

A summary of our restricted stock units is presented below:

	2024	2023	2022
Restricted stock units granted	212,415	207,006	130,213
Weighted average price of restricted stock units granted	$32.46	$32.93	$41.81
Intrinsic value of restricted stock units outstanding (a)	$12,673	$16,068	$13,826
Grant date fair value of restricted stock units vested	5,949	4,454	2,475
Cash used to purchase common shares from current and former employees to pay withholding tax requirements on restricted stock units vested	2,186	1,665	1,063

(a) Intrinsic value of restricted stock units outstanding is based on the market price of the Company's stock at December 31, 2024, 2023 and 2022.

	2024	
	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested Restricted Stock Units at January 1,	480,925	$32.74
Granted	212,415	32.46
Vested	(189,934)	31.32
Cancelled	(17,854)	32.63
Non-vested Restricted Stock Units at December 31,	485,552	$33.17

A summary of our restricted stock is presented below:

	2024	2023	2022
Restricted stock granted	32,928	36,403	22,800
Weighted average price of restricted stock granted	$30.37	$30.22	$38.60
Intrinsic value of restricted stock outstanding (a)	—	$66	$620
Grant date fair value of restricted stock vested	1,047	1,647	2,478
Cash used to purchase common shares from current and former employees to pay withholding tax requirements on restricted shares vested	20	208	708

(a) Intrinsic value of restricted stock outstanding is based on the market price of the Company's stock at December 31, 2023 and 2022.

	2024	
	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested Restricted Stock at January 1,	1,973	$24.01
Granted	32,928	30.37
Vested	(34,901)	30.01
Non-vested Restricted Stock at December 31,	—	—

(Dollar amounts in thousands unless otherwise stated)

PERFORMANCE SHARE UNITS

Our performance share units generally vest upon completion of a three-year period. The number of shares, if any, that are ultimately awarded is contingent upon our total shareholder return versus selected peer group companies. The performance share payout is based on a market condition, and as such, the awards are valued using a Monte Carlo simulation model. The model generates the fair value of the award at the grant date, which is then recognized as expense on a straight-line basis over the requisite service period, which is the vesting period from the grant date of the award to the latest vesting date or is based on retirement eligibility. Additionally, we do not estimate a forfeiture rate for non-vested units. As such, unexpected forfeitures will lower stock-based incentive compensation during the period in which they occur.

As of December 31, 2024, there was $4.4 million of unrecognized compensation cost related to our performance share unit awards, which is attributable to awards granted in 2022, 2023 and 2024. This cost is expected to be recognized over a weighted average period of 1.7 years.

A summary of our performance share units is presented below:

	2024	2023	2022
Common shares reserved for performance shares granted during year	320,640	285,863	193,333
Weighted average fair value of performance share units granted	$34.51	$37.77	$45.68
Intrinsic value of outstanding performance share units (a)	$11,463	$12,730	$13,123
Fair value of performance shares vested	6,388	5,863	5,549
Cash used to purchase common shares from current and former employees to pay withholding tax requirements on performance shares vested	1,975	2,342	2,454

(a) Intrinsic value of outstanding performance share units is based on the market price of the Company's stock at December 31, 2024, 2023 and 2022.

	2024	
	Number of Units	Weighted Average Grant Date Fair Value
Outstanding Performance Share units at January 1,	381,034	$39.56
Granted	183,223	34.51
Units Distributed	(108,217)	36.08
Other Cancellations/Adjustments	(16,854)	34.76
Outstanding Performance Share units at December 31,	439,186	$38.50

Expected volatility was estimated using daily returns on the Company's common shares for the three-year period ending on the grant date. The risk-free rate was based on the 3-year U.S. Treasury rate on the date of the award. The dividend yield was not used to calculate fair value as awards granted receive dividend equivalents. Grants made to Vice Presidents and above are subject to a one-year post-vest holding period and include an additional discount for liquidity. The following table provides an overview of the assumptions used in calculating the fair value of the awards granted for the three years ended December 31:

	2024	2023	2022
Expected volatility	26.4%	29.9%	38.1%
Risk-free rate	4.5%	3.7%	2.6%
Liquidity discount applied to grants with a post-vesting holding restriction	3.9%	4.7%	4.2%

(Dollar amounts in thousands unless otherwise stated)

NON-QUALIFIED EMPLOYEE STOCK OPTIONS

The exercise price of each non-qualified stock option granted under the Stock Plan is equal to the closing market price of the Company's stock on the grant date. Under the Stock Plan, the maximum term is 10 years from the grant date.

A summary of the status of our stock options as of and for the year ended December 31, 2024 is presented below:

	2024			
	Number of Shares	Weighted Average Exercise Price (per common share)	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Options outstanding at January 1,	24,724	$31.83		
Exercised	—	—		
Cancelled or expired	(24,724)	31.83		
Options outstanding at December 31,	—	—	—	—
Options exercisable at December 31,	—	—	—	—

A summary of additional information pertaining to our stock options is presented below:

	2024	2023	2022
Intrinsic value of options exercised (a)	—	$2	$300
Cash received from exercise of options	—	75	2,466

(a) Intrinsic value of options exercised is the amount by which the fair value of the stock on the exercise date exceeded the exercise price of the option.

As of December 31, 2024, compensation cost related to stock options was fully recognized.

(Dollar amounts in thousands unless otherwise stated)

20. INCOME TAXES

Rayonier is a REIT under the Internal Revenue Code and therefore generally does not pay U.S. federal or state income tax. As of December 31, 2024, Rayonier owns a 98.7% interest in the Operating Partnership and conducts substantially all of its timberland operations through the Operating Partnership. The taxable income or loss generated by the Operating Partnership is passed through and reported to its unitholders (including the Company) on a Schedule K-1 for inclusion in each unitholder's income tax return.

Certain operations, including log trading and certain real estate activities, such as the entitlement, development and sale of HBU properties, are conducted through our TRS. The TRS subsidiaries are subject to U.S. federal and state corporate income tax. The New Zealand timber operations are conducted by the New Zealand subsidiary, which is subject to corporate-level tax at 28% in New Zealand and is treated as a partnership for U.S. income tax purposes.

PROVISION FOR INCOME TAXES FROM CONTINUING OPERATIONS

The provision for income taxes for each of the three years ended December 31 follows:

	2024	2023	2022
Current			
U.S. federal	—	—	($2,797)
State	(200)	(292)	(371)
Foreign	(6,482)	(4,441)	(2,694)
	(6,682)	(4,733)	(5,862)
Deferred			
U.S. federal	(2,260)	8,386	2,302
State	1,211	1,187	1,693
Foreign	(1,590)	(388)	(3,583)
	(2,639)	9,185	412
Changes in valuation allowance	2,271	(9,574)	(3,939)
Total	($7,050)	($5,122)	($9,389)

A reconciliation of the U.S. federal statutory income tax rate to the actual income tax rate for each of the three years ended December 31 follows:

	2024		2023		2022	
U.S. federal statutory income tax rate	($78,967)	(21.0)%	($38,560)	(21.0)%	($27,758)	(21.0)%
U.S. and foreign REIT income	84,262	22.4	47,616	25.9	29,732	22.5
Matariki Group and Rayonier New Zealand Ltd	(6,556)	(1.7)	(3,681)	(2.0)	(5,038)	(3.8)
Cellulosic Biofuel Producer tax credit	(10,814)	(2.9)	—	—	—	—
Change in valuation allowance	2,271	0.6	(9,574)	(5.2)	(3,939)	(3.0)
REIT Built-in Gain	—	—	—	—	(2,516)	(1.9)
Foreign income tax withholding	(1,517)	(0.4)	(1,148)	(0.6)	(1,239)	(0.9)
State Income Tax, Net of Federal Benefit	833	0.2	1,322	0.7	1,424	1.1
Bainbridge Landing JV, NCI	122	—	—	—	2,496	1.8
Other	3,316	0.9	(1,097)	(0.6)	(2,551)	(1.9)
Income tax expense as reported for net income	($7,050)	(1.9)%	($5,122)	(2.8)%	($9,389)	(7.1)%

The Company's effective tax rate is below the 21% U.S. statutory rate primarily due to tax benefits associated with being a REIT.

(Dollar amounts in thousands unless otherwise stated)

DEFERRED TAXES

Deferred income taxes result from differences between the timing of recognizing revenues and expenses for financial book purposes versus income tax purposes. The nature of the temporary differences and the resulting net deferred tax asset/liability for the two years ended December 31 follows:

	2024	2023
Gross deferred tax assets:		
Pension, postretirement and other employee benefits	$149	$565
New Zealand subsidiary	19,868	19,717
Cellulosic Biofuel Producer Credit tax credit carry forwards	—	13,688
Capitalized real estate costs	3,570	4,564
U.S. TRS net operating loss	37,284	30,061
Other	8,166	5,073
Total gross deferred tax assets	69,037	73,668
Less: Valuation allowance	(48,147)	(50,418)
Total deferred tax assets after valuation allowance	$20,890	$23,250
Gross deferred tax liabilities:		
New Zealand subsidiary	(79,766)	(89,899)
Other	(1,105)	(3,616)
Total gross deferred tax liabilities	(80,871)	(93,515)
Net deferred tax liability reported as noncurrent	($59,981)	($70,265)

Net operating loss ("NOL") and tax credit carryforwards as of the two years ended December 31 follows:

	Tax Effected Balance	Expiration
2024		
U.S. Federal NOL Carryforwards- Post TCJA (a)	$32,451	None
U.S State NOL Carryforwards (b)	4,833	Various
Cellulosic Biofuel Producer Credit	—	2024
2023		
U.S. Federal NOL Carryforwards- Post TCJA (a)	$25,948	None
U.S State NOL Carryforwards (b)	4,112	Various
Cellulosic Biofuel Producer Credit	13,688	2024

(a) The Tax Cuts and Jobs Act (TCJA) was signed into law on December 22, 2017. The TCJA lifted the 20-year federal NOL Carryforward period. Net operating losses generated after December 31, 2017 have an indefinite carryforward period.

(b) The U.S. state NOL is made up of several jurisdictions that expire in various future years. No state NOL is set to expire before December 31, 2033.

We record a valuation allowance to reduce the carrying amounts of deferred tax assets if it is more likely than not that such deferred tax assets will not be realized. Since 2015, we have had a 100% valuation allowance against the U.S. taxable REIT subsidiary's deferred tax assets, net of deferred tax liabilities. During 2024, the net deferred tax assets decreased by $2.3 million. As a result, we recorded a change in the valuation allowance of $2.3 million related to the U.S. TRS's deferred tax assets, net of liabilities.

(Dollar amounts in thousands unless otherwise stated)

TAX STATUTES

The following table provides detail of the tax years that remain open to examination by the IRS and other significant taxing jurisdictions:

Taxing Jurisdiction	Open Tax Years
U.S. Internal Revenue Service	2021 - 2023
New Zealand Inland Revenue	2019 - 2023

TAX CHARACTERISTICS OF DIVIDEND DISTRIBUTIONS

The taxable nature of the dividend distributions paid for each of the three years ended December 31 follows:

	2024	2023	2022
Total dividends/distributions paid per common share/unit (a)	$2.94	$1.34	$1.125
Tax characteristics:			
Capital gain	100%	100%	100%

(a) The year ended December 31, 2024 includes an additional dividend of $1.80 per common share, consisting of a combination of cash and the Company's common shares. The dividend was paid January 30, 2025, to shareholders of record on December 12, 2024. This additional dividend will be considered a 2024 distribution for federal income tax purposes. The year ended December 31, 2023 includes an additional cash dividend of $0.20 per common share. The dividend was paid January 12, 2024, to shareholders of record on December 29, 2023. This additional cash dividend was considered a 2023 distribution for federal income tax purposes.

21. RESTRICTED CASH

Restricted cash includes cash deposited with a like-kind exchange ("LKE") intermediary. In order to qualify for LKE treatment, the proceeds from real estate sales must be deposited with a third-party intermediary. These proceeds are accounted for as restricted cash until a suitable replacement property is acquired. In the event LKE purchases are not completed, the proceeds are returned to the Company after 180 days and reclassified as available cash. Additionally, restricted cash includes cash balances held in escrow as collateral for certain contractual obligations related to our Heartwood development project as well as cash held in escrow for real estate sales.

The following table provides a reconciliation of cash, cash equivalents and restricted cash in the Consolidated Balance Sheets that sum to the total of the same such amounts in the Consolidated Statements of Cash Flows for the two years ended December 31:

	2024	2023
Restricted cash, current:		
Restricted cash deposited with LKE intermediary	$19,366	—
Total restricted cash, current:	19,366	—
Restricted cash, non-current:		
Restricted cash deposited with LKE intermediary	—	2
Restricted cash held in escrow	676	676
Total restricted cash, non-current:	676	678
Total restricted cash shown in the Consolidated Balance Sheets	20,042	678
Cash and cash equivalents	323,158	207,696
Total cash, cash equivalents and restricted cash shown in the Consolidated Statements of Cash Flows	$343,200	$208,374

(Dollar amounts in thousands unless otherwise stated)

22. ASSETS HELD FOR SALE

Assets held for sale is composed of properties not included in inventory which are expected to be sold within the next 12 months that also meet the other relevant held-for-sale criteria in accordance with ASC 360-10-45-9. As of December 31, 2024 and December 31, 2023, the basis in properties meeting this classification was $5.4 million and $9.9 million, respectively. We recognized an immaterial impairment charge related to these assets during the year ended December 31, 2024. Impairment charges are recorded within the Consolidated Statements of Income and Comprehensive Income (Loss) under the caption “Other operating (expense) income, net.”

23. OTHER ASSETS

The following table provides the composition of Other Assets for the two years ended December 31:

	2024	2023
Long-term derivative contracts (a)	$50,376	$55,336
Long-term prepaid and secondary roads (b)	9,974	11,348
Patronage equity (b)	9,340	8,292
Long-term notes receivable (b)	7,400	—
Goodwill (b)	6,970	7,822
Equity investments (c)	6,252	5,947
Capitalized software costs (b)	4,866	5,427
Carbon credits (d)	4,187	419
Other (e)	2,761	2,964
Total	$102,126	$97,555

(a) See Note 1 — Summary of Significant Accounting Policies and Note 8 — Derivative Financial Instruments and Hedging Activities for further information on derivatives including their classification on the Consolidated Balance Sheets.

(b) See Note 1 — Summary of Significant Accounting Policies for additional information.

(c) Represents the cost basis in four joint venture entities by our New Zealand subsidiary, reflecting investments made for the establishment and enhancement of timber assets which the joint ventures will monetize upon maturation of the timber.

(d) See Note 1 — Summary of Significant Accounting Policies and Note 15 — Inventory for additional information on carbon credits.

(e) Includes the Executive Severance Pay Plan which provides benefits to eligible executives in the event of a change in control of the Company, deferred financing costs related to revolving debt, long-term prepaid stumpage and long term deposits.

Changes in goodwill for the years ended December 31, 2024 and 2023 were:

	2024	2023
Balance, January 1 (net of $0 of accumulated impairment)	$7,822	$7,863
Changes to carrying amount		
Foreign currency adjustment	(852)	(41)
Balance, December 31 (net of $0 of accumulated impairment)	$6,970	$7,822

(Dollar amounts in thousands unless otherwise stated)

24. ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The following table summarizes the changes in AOCI by component for the years ended December 31, 2024 and 2023. All amounts are presented net of tax and exclude portions attributable to noncontrolling interests.

	Foreign currency translation losses	Net investment hedges of New Zealand subsidiary	Cash flow hedges		Employee benefit plans		Total Rayonier, L.P.	Allocation of Operating Partnership	Total Rayonier Inc.
Balance as of December 31, 2022	($18,067)	$1,321	$67,204		($10,209)		$40,249	($4,436)	$35,813
Other comprehensive (loss) income before reclassifications	(1,466)	—	10,537	(a)	(1,449)		7,622	(75)	7,547
Amounts reclassified from accumulated other comprehensive income	—	—	(21,895)		2,042	(b)	(19,853)	1,144	(18,709)
Net other comprehensive (loss) income	(1,466)	—	(11,358)		593		(12,231)	1,069	(11,162)
Balance as of December 31, 2023	($19,533)	$1,321	$55,846		($9,616)		$28,018	($3,367)	$24,651
Other comprehensive (loss) income before reclassifications	(31,616)	—	13,713	(a)	5,251		(12,652)	163	(12,489)
Amounts reclassified from accumulated other comprehensive (loss) income	—	—	(27,826)		4,595	(b)	(23,231)	640	(22,591)
Net other comprehensive (loss) income	(31,616)	—	(14,113)		9,846		(35,883)	803	(35,080)
Balance as of December 31, 2024	($51,149)	$1,321	$41,733		$230		($7,865)	($2,564)	($10,429)

(a) The years ended December 31, 2024 and December 31, 2023 include $21.8 million and $10.3 million, respectively, of other comprehensive income related to interest rate products. See Note 8 — Derivative Financial Instruments and Hedging Activities for additional information.

(b) This component of other comprehensive (loss) income is included in the computation of net periodic pension and post-retirement costs. The year ended December 31, 2024 includes a pension settlement charge of $4.6 million, net of tax of $1.2 million. The year ended December 31, 2023 includes a $2.0 million pension settlement charge. See Note 18 — Employee Benefit Plans for additional information.

The following table presents details of the amounts reclassified in their entirety from AOCI to net income for the years ended December 31, 2024 and 2023:

Details about accumulated other comprehensive (loss) income components	Amount reclassified from accumulated other comprehensive (loss) income		Affected line item in the Income Statement
	2024	2023	
Realized loss on foreign currency exchange contracts	$1,104	$7,522	Other operating (expense) income, net
Realized (gain) loss on foreign currency option contracts	(58)	446	Other operating (expense) income, net
Noncontrolling interests	(241)	(1,833)	Comprehensive income attributable to noncontrolling interests
Realized gain on interest rate contracts	(28,406)	(26,311)	Interest expense, net
Income tax effect from net loss on foreign currency contracts	(225)	(1,719)	Income tax expense
Net gain on cash flow hedges reclassified from accumulated other comprehensive (loss) income	($27,826)	($21,895)	

(Dollar amounts in thousands unless otherwise stated)

25. RELATED PARTY

In January 2020, we entered into an agreement to sell developed lots to Mattamy Jacksonville LLC, a wholly owned subsidiary of Mattamy Homes, for an aggregate base purchase price of $4.45 million (subject to multiple takedowns over a 2 year period), plus additional consideration as to each lot to the extent the ultimate sales price of each finished home exceeded agreed price thresholds (the “Mattamy Contract”). In May 2021, we entered into an amendment to the original agreement, which sold additional lots to Mattamy for an aggregate base purchase price of $1.0 million. The Mattamy contract also included marketing fee revenue based on a percentage of the sales price of each finished home.

In September 2020, Keith Bass, a member of our Board of Directors, was named the Chief Executive Officer of Mattamy Homes US. Following this development, the Mattamy Contract and the ongoing obligations therein, were reviewed by the Nominating and Corporate Governance Committee in accordance with established policies and procedures regarding the authorization and approval of transactions with related parties.

The following table demonstrates the impact, gross of tax, of our related party transactions on the Consolidated Statements of Income and Comprehensive Income (Loss) for the three years ended December 31:

Related Party Transaction	Location on Statement of Income and Comprehensive Income (Loss)	2024	2023	2022
Mattamy Contract	Sales	—	—	$916

All consideration due under this contract was received from Mattamy Homes as of December 31, 2022. There were no new agreements entered into with Mattamy Homes during the years ended December 31, 2023 and December 31, 2024.

Item 9.   **CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

None.

Item 9A.   **CONTROLS AND PROCEDURES**

Rayonier Inc.

DISCLOSURE CONTROLS AND PROCEDURES

Rayonier management is responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) are designed with the objective of ensuring that information required to be disclosed by the Company in reports filed under the Exchange Act, such as this Annual Report on Form 10-K, is (1) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Because of the inherent limitations in all control systems, no control evaluation can provide absolute assurance that all control exceptions and instances of fraud have been prevented or detected on a timely basis. Even systems determined to be effective can provide only reasonable assurance that their objectives are achieved.

Based on an evaluation of the Company's disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K, our management, including the Chief Executive Officer and Chief Financial Officer, concluded the design and operation of the disclosure controls and procedures were effective as of December 31, 2024.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

In the year ended December 31, 2024, based upon the evaluation required by paragraph (d) of Rule 13a-15, there were no changes in our internal control over financial reporting that would materially affect or are reasonably likely to materially affect our internal control over financial reporting.

Rayonier, L.P.

DISCLOSURE CONTROLS AND PROCEDURES

The Operating Partnership is responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) are designed with the objective of ensuring that information required to be disclosed by Rayonier, L.P. in reports filed under the Exchange Act, such as this Annual Report on Form 10-K, is (1) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (2) accumulated and communicated to our management, including Rayonier's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Because of the inherent limitations in all control systems, no control evaluation can provide absolute assurance that all control exceptions and instances of fraud have been prevented or detected on a timely basis. Even systems determined to be effective can provide only reasonable assurance that their objectives are achieved.

Based on an evaluation of the Operating Partnership's disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K, our management, including Rayonier's Chief Executive Officer and Chief Financial Officer, concluded the design and operation of the disclosure controls and procedures were effective as of December 31, 2024.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

In the year ended December 31, 2024, based upon the evaluation required by paragraph (d) of Rule 13a-15, there were no changes in our internal control over financial reporting that would materially affect or are reasonably likely to materially affect our internal control over financial reporting.

Item 9B.   OTHER INFORMATION

Insider Trading Arrangements and Policies

None of the Company's directors or officers adopted, modified, or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the Company's fiscal quarter ended December 31, 2024, as such terms are defined under item 408(a) of Regulation S-K.

Item 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Certain information required by Part III is incorporated by reference from the Company's Definitive Proxy Statement to be filed with the SEC in connection with the solicitation of proxies for the Company's 2025 Annual Meeting of Shareholders (the "Proxy Statement"). We will make the Proxy Statement available on our website at *www.rayonier.com* as soon as it is filed with the SEC.

Item 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

A list of our executive officers and their biographical information are found in Item 1 of this Annual Report on Form 10-K. Additional information required by this Item with respect to directors and other governance matters is incorporated herein by reference from the sections and subsections entitled "Proposal No. 1 - Election of Directors," "Corporate Governance," "Named Executive Officers" and "Report of the Audit Committee" in the Proxy Statement.

Code of Ethics

Our Standard of Ethics and Code of Corporate Conduct, which is applicable to our principal executive, financial and accounting officers, is available on our website, *www.rayonier.com*. Any amendments to or waivers of the Standard of Ethics and Code of Corporate Conduct will also be disclosed on our website.

Policy Statement on Insider Trading

We have adopted an insider trading compliance policy that governs the purchase, sale, and/or other transactions of our securities by directors, officers and employees, and have implemented processes that are reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable NYSE listing standards. A copy of our insider trading policy is included as an exhibit to this report.

Item 11.   EXECUTIVE COMPENSATION

The information called for by Item 11 is incorporated herein by reference from the section and subsections entitled "Compensation Discussion and Analysis," "Summary Compensation Table," "CEO Pay Ratio," "Grants of Plan-Based Awards," "Outstanding Equity Awards at Fiscal Year-End," "Option Exercises and Stock Vested," "Pension Benefits," "Nonqualified Deferred Compensation," "Potential Payments Upon Termination or Change in Control," "Pay Versus Performance," "Director Compensation," "Compensation Committee Interlocks and Insider Participation; Processes and Procedures" and "Report of the Compensation and Management Development Committee" in the Proxy Statement.

Item 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information called for by Item 12 is incorporated herein by reference from the section and subsections entitled "Ownership of and Trading in our Shares," "Share Ownership of Certain Beneficial Owners," "Share Ownership of Directors and Executive Officers" and "Equity Compensation Plan Information" in the Proxy Statement.

Item 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information called for by Item 13 is incorporated herein by reference from the section and subsections entitled "Proposal No. 1 - Election of Directors," "Director Independence" and "Related Person Transactions" in the Proxy Statement.

Item 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information called for by Item 14 is incorporated herein by reference from the subsection entitled "Information Regarding Independent Registered Public Accounting Firm" in the Proxy Statement.

Item 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   Documents filed as a part of this report:

(i)   See *Index to Financial Statements* on page 58 for a list of the financial statements filed as part of this report.

(ii)   Financial Statement Schedules:

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2024, 2023, and 2022
(In Thousands)

Description	Balance at Beginning of Year	Additions Charged to Cost and Expenses	Deductions	Balance at End of Year
Allowance for doubtful accounts:				
Year ended December 31, 2024	$210	$191	—	$401
Year ended December 31, 2023	74	136	—	210
Year ended December 31, 2022	59	15	—	74
Deferred tax asset valuation allowance:				
Year ended December 31, 2024	$50,418	—	($2,271) (a)	$48,147
Year ended December 31, 2023	40,844	9,574 (b)	—	50,418
Year ended December 31, 2022	36,904	3,940 (b)	—	40,844

(a)   The 2024 decrease in the valuation allowance is due to a reduction in TRS deferred tax assets.

(b)   The 2023 and 2022 increase in the valuation allowance is due to an increase in TRS deferred tax assets.

All other financial statement schedules have been omitted because they are not applicable, the required matter is not present or the required information has otherwise been supplied in the financial statements or the notes thereto.

(i)   See Exhibit Index for a list of the exhibits filed or incorporated herein as part of this report. Exhibits that are incorporated by reference to documents filed previously by the Company under the Securities Exchange Act of 1934, as amended, are filed with the SEC under File No. 1-6780.

Item 16.   FORM 10-K SUMMARY

None.

EXHIBIT INDEX

The following is a list of exhibits filed as part of the Form 10-K. As permitted by the rules of the SEC, the Company has not filed certain instruments defining the rights of holders of long-term debt of the Company or its consolidated subsidiaries under which the total amount of securities authorized does not exceed 10 percent of the total assets of the Company and its consolidated subsidiaries. The Company agrees to furnish to the SEC, upon request, a copy of any omitted instrument.

Exhibit No.	Description	Location
2.1	Separation and Distribution Agreement, dated May 28, 2014, by and between Rayonier Inc. and Rayonier Advanced Materials Inc.**	Incorporated by reference to Exhibit 2.1 to the Registrant's May 30, 2014 Form 8-K
3.1	Amended and Restated Articles of Incorporation	Incorporated by reference to Exhibit 3.1 to the Registrant's May 23, 2012 Form 8-K
3.2	By-Laws	Incorporated by reference to Exhibit 3.1 to the Registrant's July 26, 2023 Form 8-K
3.3	Amended and Restated Limited Liability Company Agreement of Rayonier Operating Company LLC, dated as of November 8, 2024	Filed herewith
3.4	Amended and Restated Agreement of Limited Partnership of Rayonier, L.P., dated as of May 8, 2020	Incorporated by reference to Exhibit 3.1 to the Registrant's May 13, 2020 Form 8-K
3.5	Amendment No. 1 to the Amended and Restated Agreement of Limited Partnership of Rayonier, L.P., dated as of May 21, 2021	Incorporated by reference to Exhibit 3.1 to the Registrant's June 30, 2021 Form 10-Q
4.1	Indenture among Rayonier, L.P., Rayonier Inc., the guarantors party thereto from time to time and The Bank of New York Mellon, N.A., as Trustee, dated as of September 9, 2020	Incorporated by reference to Exhibit 4.8 to the Registrant's September 10, 2020 Registration Statement on Form S-3
4.2	First Supplemental Indenture, dated May 17, 2021, among Rayonier, L.P., as issuer, the guarantors party thereto and the Bank of New York Mellon Trust Company, N.A., as trustee	Incorporated by reference to Exhibit 4.2 to the Registrant's May 17, 2021 Form 8-K
4.3	Form of Note for 2.750% Senior Notes due 2031 (contained in Exhibit A to Exhibit 4.2)	Incorporated by reference to Exhibit 4.2 to the Registrant's May 17, 2021 Form 8-K
4.4	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934	Incorporated by reference to Exhibit 4.7 to the Registrant's December 31, 2020 Form 10-K
10.1	Form of Rayonier Outside Directors Compensation Program/ Cash Deferral Option Agreement*	Incorporated by reference to Exhibit 10.24 to the Registrant's December 31, 2006 Form 10-K
10.2	Form of Rayonier Inc. Non-Employee Director Compensation Election to Receive Shares in Lieu of Cash*	Filed herewith
10.3	Trust Agreement for the Rayonier Inc. Legal Resources Trust*	Incorporated by reference to Exhibit 10.1 to the Registrant's September 30, 2014 Form 10-Q
10.4	Deed of Amendment and Restatement of Shareholder Agreement, dated July 1, 2021, by and among Rayonier Canterbury LLC, Waimarie Forests Pty Limited, Matariki Forestry Group, Matariki Forests and Phaunos Timber Fund Limited	Incorporated by reference to Exhibit 10.8 to the Registrant's December 31, 2023 Form 10-K

Exhibit No.	Description	Location
10.5	Intellectual Property Agreement, dated June 27, 2014, by and between Rayonier Inc. and Rayonier Advanced Materials Inc.	Incorporated by reference to Exhibit 10.4 to the Registrant's June 30, 2014 Form 8-K
10.6	Form of Indemnification Agreement between Rayonier Inc. and its Officers and Directors*	Incorporated by reference to Exhibit 10.18 to the Registrant's December 31, 2019 Form 10-K
10.7	Rayonier Incentive Stock Plan, as amended*	Incorporated by reference to Exhibit 10.1 to the Registrant's September 30, 2020 Form 10-Q
10.8	2023 Rayonier Incentive Stock Plan*	Incorporated by reference to Exhibit 4.3 to the Registrant's Registration Statement on Form S-8, filed on May 18, 2023
10.9	Form of Rayonier Incentive Stock Plan Non-Qualified Stock Option Award Agreement*	Incorporated by reference to Exhibit 10.19 to the Registrant's December 31, 2008 Form 10-K
10.10	2023 Rayonier Incentive Stock Plan Restricted Stock Unit Award Agreement*	Incorporated by reference to Exhibit 10.15 to the Registrant's December 31, 2023 Form 10-K
10.11	2021 Performance Share Award Program*	Incorporated by reference to Exhibit 10.1 to the Registrant's March 31, 2021 Form 10-Q
10.12	2022 Performance Share Award Program*	Incorporated by reference to Exhibit 10.1 to the Registrant's September 30, 2022 Form 10-Q
10.13	2023 Performance Share Award Program*	Incorporated by reference to Exhibit 10.1 to the Registrant's March 31, 2023 Form 10-Q
10.14	2024 Performance Share Award Program*	Incorporated by reference to Exhibit 10.20 to the Registrant's December 31, 2023 Form 10-K
10.15	2025 Performance Share Award Program*	Filed herewith
10.16	Rayonier Inc. Supplemental Savings Plan effective March 1, 2016*	Incorporated by reference to Exhibit 10.2 to the Registrant's March 31, 2016 Form 10-Q
10.17	Amended and Restated Executive Severance Pay Plan effective as of January 2024*	Incorporated by reference to Exhibit 10.22 to the Registrant's December 31, 2023 Form 10-K
10.18	Trust Agreement for the Rayonier Inc. Executive Severance Pay Plan*	Incorporated by reference to Exhibit 10.25 to the Registrant's December 31, 2001 Form 10-K
10.19	Amendment to Trust Agreement for the Rayonier Inc. Executive Severance Plan*	Incorporated by reference to Exhibit 10.2 to the Registrant's September 30, 2014 Form 10-Q
10.20	LTI Supplemental Terms Vesting in Event of Retirement (Updated 2025)*	Filed herewith
10.21	Rayonier Incentive Stock Plan Restricted Stock Unit Award Agreement, dated 2019*	Incorporated by reference to Exhibit 10.31 to the Registrant's December 31, 2019 Form 10-K

Exhibit No.	Description	Location
10.22	Rayonier Non-Equity Incentive Plan, as amended, Effective as of January 1, 2020*	Incorporated by reference to Exhibit 10.32 to the Registrant's December 31, 2019 Form 10-K
10.23	Rayonier Incentive Stock Plan Performance Share Award Agreement*	Incorporated by reference to Exhibit 10.35 to the Registrant's December 31, 2020 Form 10-K
10.24	Accordion Increase Agreement, dated as of April 13, 2020, by and among Rayonier Inc., Rayonier TRS Holdings Inc., and Rayonier Operating Company LLC, as borrowers, the several banks, financial institutions and other institutional lenders party thereto and CoBank, ACB as administrative agent, swing line lender and issuing bank	Incorporated by reference to Exhibit 10.6 to the Registrant's March 31, 2020 Form 10-Q
10.25	Tax Protection Agreement, dated as of May 8, 2020, by and among Rayonier Inc., Rayonier, L.P. and Pope Resources, A Delaware Limited Partnership	Incorporated by reference to Exhibit 10.1 to the Registrant's May 13, 2020 Form 8-K
10.26	Amendment to Rayonier Investment and Savings Plan for Salaried Employees effective as of January 1, 2020, executed July 28, 2023*	Incorporated by reference to Exhibit 10.31 to the Registrant's December 31, 2023 Form 10-K
10.27	Amendment to Rayonier Investment and Savings Plan effective as of March 27, 2020, executed July 28, 2023*	Incorporated by reference to Exhibit 10.32 to the Registrant's December 31, 2023 Form 10-K
10.28	Pope Resources 2005 Unit Incentive Plan*	Incorporated by reference to Exhibit 4.3 to the Registrant's May 8, 2020 Registration Statement on Form S-8
10.29	Rayonier Investment and Savings Plan for Salaried Employees effective March 1, 1994, amended and restated effective March 1, 2022*	Incorporated by reference to Exhibit 10.1 to the Registrant's March 31, 2022 Form 10-Q
10.30	Amendment Number One Rayonier Investment and Savings Plan for Salaried Employees effective as of July 1, 2024, executed June 13, 2024*	Incorporated by reference to Exhibit 10.1 to the Registrant's September 30, 2024 Form 10-Q
10.31	Amendment Number Two Rayonier Investment and Savings Plan for Salaried Employees effective as of January 15, 2025, executed January 14, 2025*	Filed herewith
10.32	Credit Agreement dated as of August 5, 2015 among Rayonier Inc., Rayonier TRS Holdings Inc. and Rayonier Operating Company LLC, as Borrowers, CoBank, ACB as Administrative Agent, Swing Line Lender and Issuing Bank, JPMorgan Chase Bank, N.A. and Farm Credit of Florida, ACA as Co-Syndication Agents, Credit Suisse AG and SunTrust Bank as Co-Documentation Agents and CoBank, ACB as Sole Lead Arranger and Sole Bookrunner	Incorporated by reference to Exhibit 10.3 to the Registrant's March 31, 2016 Form 10-Q
10.33	Second Amendment to Credit Agreement, dated as of April 1, 2020, by and among Rayonier Inc., Rayonier TRS Holdings Inc. and Rayonier Operating Company LLC, as borrowers, the several banks, financial institutions and other institutional lenders party thereto and CoBank, ACB as administrative agent, swing line lender and issuing bank	Incorporated by reference to Exhibit 10.4 to the Registrant's March 31, 2020 Form 10-Q
10.34	Annex A to Second Amendment to Credit Agreement	Incorporated by reference to Exhibit 10.5 to the Registrant's March 31, 2020 Form 10-Q

Exhibit No.	Description	Location
10.35	First Amendment and Incremental Term Loan Agreement dated as of April 28, 2016, by and among Rayonier Inc., Rayonier TRS Holdings Inc., Rayonier Operating Company LLC, as Borrowers, CoBank, ACB, as Administrative Agent and the several banks, financial institutions and other institutional lenders party thereto	Incorporated by reference to Exhibit 10.1 to the Registrant's May 2, 2016 Form 8-K
10.36	Third Amendment and Incremental Term Loan Agreement, dated as of April 16, 2020, by and among Rayonier Inc., Rayonier TRS Holdings Inc., and Rayonier Operating Company LLC, as borrowers, the several banks, financial institutions and other institutional lenders party thereto and CoBank, ACB as administrative agent	Incorporated by reference to Exhibit 10.7 to the Registrant's March 31, 2020 Form 10-Q
10.37	Fourth Amendment and Incremental Term Loan Agreement, dated as of June 1, 2021, by and among Rayonier Inc., Rayonier TRS Holdings Inc., Rayonier Operating Company LLC, and Rayonier L.P., as borrowers, the several banks, financial institutions and other lenders party thereto and CoBank, ACB, as administrative agent	Incorporated by reference to Exhibit 10.1 to the Registrant's June 1, 2021 Form 8-K
10.38	2016 Guarantee Agreement dated as of April 28, 2016 among Rayonier Inc., Rayonier TRS Holdings Inc. and COBANK, ACB, as Administrative Agent	Incorporated by reference to Exhibit 10.2 to the Registrant's May 2, 2016 Form 8-K
10.39	Fifth Amendment, Incremental Term Loan Agreement and Amendment to Guarantee Agreement, dated as of December 14, 2022, by and among Rayonier Inc., Rayonier TRS Holdings Inc., Rayonier Operating Company LLC, and Rayonier, L.P., as borrowers, the several banks, financial institutions and other institutional lenders party thereto and CoBank, ACB, as administrative agent	Incorporated by reference to Exhibit 10.1 to the Registrant's December 14, 2022 Form 8-K
19.1	Rayonier Corporate Policy Manual, Trading in Rayonier Securities, effective July 1, 2012, revised July 14, 2023	Filed herewith
19.2	Rayonier Inc. Supplemental Insider Trading Policy, effective as of July 14, 2023	Filed herewith
21.1	List of subsidiaries of Rayonier Inc.	Filed herewith
21.2	List of subsidiaries of Rayonier, L.P.	Filed herewith
22.1	List of Guarantor Subsidiaries	Incorporated by reference to Exhibit 22.1 to the Registrant's June 30, 2022 Form 10-Q
23.1	Rayonier Inc. - Consent of Ernst & Young LLP	Filed herewith
23.2	Rayonier, L.P. - Consent of Ernst & Young LLP	Filed herewith
24	Powers of attorney	Filed herewith
31.1	Rayonier Inc. - Chief Executive Officer's Certification Pursuant to Rule 13a-14(a)/15d-14(a) and pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
31.2	Rayonier Inc. - Chief Financial Officer's Certification Pursuant to Rule 13a-14(a)/15d-14-(a) and pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
31.3	Rayonier, L.P. - Chief Executive Officer's Certification Pursuant to Rule 13a-14(a)/15d-14(a) and pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith

Exhibit No.	Description	Location
31.4	Rayonier, L.P - Chief Financial Officer's Certification Pursuant to Rule 13a-14(a)/15d-14(a) and pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
32.1	Rayonier Inc. - Certification of Periodic Financial Reports Under Section 906 of the Sarbanes-Oxley Act of 2002	Furnished herewith
32.2	Rayonier, L.P. - Certification of Periodic Financial Reports Under Section 906 of the Sarbanes-Oxley Act of 2002	Furnished herewith
97.1	Rayonier Clawback Policy in the Event of a Financial Restatement, dated July 20, 2023*	Incorporated by reference to Exhibit 97.1 to the Registrant's December 31, 2023 Form 10-K
97.2	Rayonier Clawback Policy in the Event of Detrimental Conduct*	Incorporated by reference to Exhibit 97.2 to the Registrant's December 31, 2023 Form 10-K
101	The following financial information from Rayonier Inc. and Rayonier, L.P.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, formatted in Inline Extensible Business Reporting Language ("iXBRL"), includes: (i) the Consolidated Statements of Income and Comprehensive Income (Loss) for the Years Ended December 31, 2024, 2023 and 2022 of Rayonier Inc.; (ii) the Consolidated Balance Sheets as of December 31, 2024 and 2023 of Rayonier Inc.; (iii) the Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2024, 2023 and 2022 of Rayonier Inc.; (iv) the Consolidated Statements of Cash Flows for the Years Ended December 31, 2024, 2023 and 2022 of Rayonier Inc.; (v) the Consolidated Statements of Income and Comprehensive Income (Loss) for the Years Ended December 31, 2024, 2023 and 2022 of Rayonier, L.P.; (vi) the Consolidated Balance Sheets as of December 31, 2024 and 2023 of Rayonier, L.P.; (vii) the Consolidated Statements of Changes in Capital for the Years Ended December 31, 2024, 2023 and 2022 of Rayonier, L.P.; (viii) the Consolidated Statements of Cash Flows for the Years Ended December 31, 2024, 2023 and 2022 of Rayonier, L.P.; and (ix) the Notes to the Consolidated Financial Statements of Rayonier Inc. and Rayonier, L.P.	Filed herewith
104	The cover page from the Company's Annual Report on Form 10-K from the fiscal year ended December 31, 2024, formatted in Inline XBRL (included as Exhibit 101)	Filed herewith

---

*   Management contract or compensatory plan.

** Certain schedules and similar attachments have been omitted from this filing pursuant to Item 601(a)(5) of Regulation S-K. The Company will furnish supplemental copies of any such schedules or attachments to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RAYONIER INC.

By: /s/ APRIL TICE
  April Tice
  Senior Vice President and Chief Financial Officer
  (Duly Authorized Officer, Principal Financial and Accounting Officer)

RAYONIER, L.P.

By: /s/ APRIL TICE
  April Tice
  Senior Vice President and Chief Financial Officer
  (Duly Authorized Officer, Principal Financial and Accounting Officer)

February 21, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Rayonier Inc., for itself and in its capacity as General Partner of Rayonier, L.P., and in the capacities and on the dates indicated. Exhibit 24 is incorporated by reference herein.

Signature	Title	Date
/s/ MARK MCHUGH Mark McHugh (Principal Executive Officer)	President and Chief Executive Officer	February 21, 2025
/s/ APRIL TICE April Tice (Principal Financial and Accounting Officer)	Senior Vice President and Chief Financial Officer	February 21, 2025
* Scott R. Jones	Chairman of the Board	
* Keith E. Bass	Director	
* Ann C. Nelson	Director	
* V. Larkin Martin	Director	
* Meridee A. Moore	Director	
* Matthew J. Rivers	Director	
* Andrew G. Wiltshire	Director	
* Gregg A. Gonsalves	Director	

*By: /s/ MARK R. BRIDWELL   February 21, 2025
  Mark R. Bridwell
  Attorney-In-Fact

Exhibit 21.1

SUBSIDIARIES OF RAYONIER INC.
As of December 31, 2024

Name of Subsidiary	State/Country of Incorporation/ Organization
Matariki Forests	New Zealand
Matariki Forestry Group	New Zealand
Pope Resources, L.P.	Delaware
Rayonier Forest Resources, L.P.	Delaware
Rayonier, L.P.	Delaware
Rayonier Operating Company Holding LLC	Delaware
Rayonier Operating Company, LLC	Delaware
Rayonier TRS Forest Operations, LLC	Delaware
Rayonier TRS Holdings Inc.	Delaware
Raydient LLC	Delaware

In accordance with Item 601(b)(21) of Regulation S–K, we have omitted some subsidiaries that, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2024 under Rule 1–02(w) of Regulation S–X.

Exhibit 21.2

SUBSIDIARIES OF RAYONIER, L.P.
As of December 31, 2024

Name of Subsidiary	State/Country of Incorporation/ Organization
Matariki Forests	New Zealand
Matariki Forestry Group	New Zealand
Pope Resources, L.P.	Delaware
Rayonier Forest Resources, L.P.	Delaware
Rayonier Operating Company, LLC	Delaware
Rayonier TRS Forest Operations, LLC	Delaware
Rayonier TRS Holdings Inc.	Delaware
Raydient LLC	Delaware

In accordance with Item 601(b)(21) of Regulation S–K, we have omitted some subsidiaries that, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2024 under Rule 1–02(w) of Regulation S–X.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

1) Registration Statement (Form S-3 No. 333–268176) of Rayonier Inc.,
2) Registration Statement (Form S-4 No. 333–114858) of Rayonier Inc.,
3) Registration Statement (Form S-8 No. 333–129175) pertaining to the Rayonier 1994 Incentive Stock Plan,
4) Registration Statement (Form S-8 No. 333–129176) pertaining to the 2004 Rayonier Incentive Stock and Management Bonus Plan,
5) Registration Statement (Form S-8 No. 333–152505) pertaining to the Rayonier Investment and Savings Plan for Salaried Employees,
6) Registration Statement (Form S-8 No. 333–238097) pertaining to the Pope Resources 2005 Unit Incentive Plan, and
7) Registration Statement (Form S-8 No. 333–272044) pertaining to the 2023 Rayonier Incentive Stock Plan;

of our reports dated February 21, 2025, with respect to the consolidated financial statements and schedule of Rayonier Inc. and the effectiveness of internal control over financial reporting of Rayonier Inc. included in this Annual Report (Form 10-K) of Rayonier Inc. for the year ended December 31, 2024.

/s/ Ernst & Young LLP

Jacksonville, Florida
February 21, 2025

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

1) Registration Statement (Form S-3 No. 333–268176) of Rayonier Inc.,
2) Registration Statement (Form S-4 No. 333–114858) of Rayonier Inc.,
3) Registration Statement (Form S-8 No. 333–129175) pertaining to the Rayonier 1994 Incentive Stock Plan,
4) Registration Statement (Form S-8 No. 333–129176) pertaining to the 2004 Rayonier Incentive Stock and Management Bonus Plan,
5) Registration Statement (Form S-8 No. 333–152505) pertaining to the Rayonier Investment and Savings Plan for Salaried Employees,
6) Registration Statement (Form S-8 No. 333–238097) pertaining to the Pope Resources 2005 Unit Incentive Plan, and
7) Registration Statement (Form S-8 No. 333–272044) pertaining to the 2023 Rayonier Incentive Stock Plan;

of our report dated February 21, 2025, with respect to the consolidated financial statements and schedule of Rayonier, L.P. included in this Annual Report (Form 10-K) of Rayonier, L.P. for the year ended December 31, 2024.

/s/ Ernst & Young LLP

Jacksonville, Florida
February 21, 2025

Exhibit 31.1


CERTIFICATION


I, Mark McHugh, certify that:

1.   I have reviewed this annual report on Form 10-K of Rayonier Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for the registrant and have:

      a.   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

      b.   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

      c.   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

      d.   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

      a.   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

      b.   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 21, 2025


/s/ MARK MCHUGH
_____

Mark McHugh
President and Chief Executive Officer, Rayonier Inc.


Exhibit 31.2

**CERTIFICATION**

I, April Tice, certify that:

1. I have reviewed this annual report on Form 10-K of Rayonier Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 21, 2025

/s/ APRIL TICE
April Tice
Senior Vice President and Chief Financial Officer, Rayonier Inc.

Exhibit 31.3

CERTIFICATION

I, Mark McHugh, certify that:

1.   I have reviewed this annual report on Form 10-K of Rayonier L.P.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for the registrant and have:

   a.   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b.   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c.   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d.   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a.   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b.   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 21, 2025

/s/ MARK MCHUGH

Mark McHugh
President and Chief Executive Officer of Rayonier Inc., General Partner

Exhibit 31.4

CERTIFICATION

I, April Tice, certify that:

1.   I have reviewed this annual report on Form 10-K of Rayonier L.P.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for the registrant and have:

      a.   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

      b.   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

      c.   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

      d.   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

      a.   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

      b.   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 21, 2025

/s/ APRIL TICE
_____

April Tice
Senior Vice President and Chief Financial Officer
of Rayonier Inc., General Partner

EXHIBIT 32.1

CERTIFICATION

The undersigned hereby certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that to our knowledge:

1. The Annual Report on Form 10-K of Rayonier Inc. (the "Company") for the period ended December 31, 2024 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 21, 2025

/s/ MARK MCHUGH

Mark McHugh

President and Chief Executive Officer, Rayonier Inc.

/s/ APRIL TICE

April Tice

Senior Vice President and Chief Financial Officer, Rayonier Inc.

A signed original of this written statement required by Section 906 has been provided to Rayonier and will be retained by Rayonier and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

CERTIFICATION

The undersigned hereby certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that to our knowledge:

1. The Annual Report on Form 10-K of Rayonier, L.P. (the "Rayonier Operating Partnership") for the period ended December 31, 2024 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 21, 2025

/s/ MARK MCHUGH

Mark McHugh
President and Chief Executive Officer of Rayonier Inc., General Partner

/s/ APRIL TICE

April Tice
Senior Vice President and Chief Financial Officer of Rayonier Inc., General Partner

A signed original of this written statement required by Section 906 has been provided to Rayonier and will be retained by Rayonier and furnished to the Securities and Exchange Commission or its staff upon request.

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Board of Directors



Scott R. Jones [C, N]
*Chairman of the Board;
Retired President,
Forest Capital Partners*



Mark D. McHugh
*President and Chief
Executive Officer,
Rayonier Inc.*



Keith E. Bass [C]
*CEO, Mattamy Homes
US; Managing Partner,
Mill Creek Capital LLC*



Gregg A. Gonsalves [A, C]
*Advisory Partner,
Integrated Capital LLC*



V. Larkin Martin [C, N]
*Managing Partner,
Martin Farm;
Vice President,
The Albemarle Corporation*



Meridee A. Moore [A, N]
*Senior Managing
Member and Chief
Investment Officer,
Watershed Asset
Management, LLC*



Ann C. Nelson [A, C]
*Retired Lead Audit
Partner, KPMG LLP*



Matthew J. Rivers [A, N]
*Retired Forestry Advisor,
Drax Group*



Andrew G. Wiltshire [A, N]
*Principal in the management and
governance of a private orchard,
farming, and forestry company
located in New Zealand*

BOARD COMMITTEES: [A] Audit [C] Compensation and Management Development [N] Nominating and Corporate Governance

Executive Officers

Mark D. McHugh
*President and Chief
Executive Officer*

Douglas M. Long
*Executive Vice President
and Chief Resource Officer*

April J. Tice
*Senior Vice President and
Chief Financial Officer*

Christopher T. Corr
*Senior Vice President,
Real Estate Development*

Mark R. Bridwell
*Senior Vice President,
General Counsel and
Corporate Secretary*

W. Rhett Rogers
*Senior Vice President,
Portfolio Management*

Shelby L. Pyatt
*Senior Vice President,
Human Resources and
Information Technology*

Corporate Information

Corporate Headquarters
*Rayonier Inc.
1 Rayonier Way
Wildlight, FL 32097
904.357.9100
www.rayonier.com*

Investor and Media Relations
*Collin P. Mings
Vice President, Capital
Markets & Strategic Planning*

Form 10-K
*Additional copies of this report and Rayonier's
report on Form 10-K are available without
charge upon written request to:
Rayonier Inc.
Investor Relations
1 Rayonier Way
Wildlight, FL 32097*

**Independent Registered
Public Accounting Firm**
*Ernst & Young, LLP
12926 Gran Bay Parkway West
Suite 500
Jacksonville, FL 32258*

Stock Information
*Listed: New York Stock Exchange
Symbol: RYN
CUSIP: 754 907 103*

**Transfer Agent
and Registrar**
*Rayonier Inc.
c/o Computershare
P.O. Box 43006
Providence, RI 02940-3006
800.659.0158 (U.S.)
201.680.6587 (International)
www.computershare.com/investor*



Rayonier Inc.
1 Rayonier Way
Wildlight, Florida 32097



Certified Sourcing

www.sfiprogram.org
SFI-01925